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Exhibit 99.3

AGNICO-EAGLE MINES LIMITED ANNUAL REPORT 2006

AGNICO-EAGLE MINES LIMITED
Annual Report 2006

SIGNS *of* GROWTH

AEM
Kittila
LaRonde
Pinos Altos
Lapa
Goldex

AGNICO-EAGLE MINES LIMITED ANNUAL REPORT 2006 The SIGNS OF GROWTH

Development drilling at Goldex. 2006 OVERVIEW After years of quietly and efficiently building our business, 2006 stands out as the year in which Agnico-Eagle took its place among the world’s leading gold producers as measured by market capitalization. Agnico-Eagle shares outperformed most of the gold producers in 2006 with a return of 109%. Over this period, gold bullion increased 23% in value and the HUI Index of unhedged gold producers returned 22%. In addition, the company was added to the S&P/TSX 60, recognizing that Agnico-Eagle is one of Canada’s largest, most liquid corporations. For a gold company that has pursued a patient, organic growth strategy – instead of chasing multi-billion-dollar mergers or acquisitions – these are significant accomplishments. They are also a tribute to the many years of disciplined planning and execution by our employees.  HIGHLIGHTS All dollar amounts are in US$ unless otherwise indicated. 2006 2005 2004 OPERATING Ore milled (millions of tonnes) 2.7 2.7 2.7 Gold production (ounces) 245,826 241,807 271,567 Total cash cost per ounce $ (690) $ 43 $ 56 Average realized gold price $ 622 $ 449 $ 418 Proven and probable gold reserves (millions of ounces) 12.5 10.4 7.9 FINANCIAL (millions except per share amounts) Revenue $ 464.6 $ 241.3 $ 188.0 Net income 161.3 37.0 47.9 Net income per share 1.40 0.42 0.56 Dividends per share $ 0.12 $ 0.03 $ 0.03 0.56 0.42 1.40 2004 2005 2006 EARNINGS PER SHARE (US$) CASH PROVIDED BY OPERATING ACTIVITIES (US$ millions) 49.5 83.0 226.3 2004 2005 2006 7.9 10.4 12.5 2004 2005 2006 GOLD RESERVES (millions of ounces, proven and probable)  Total cash cost per ounce is a non-GAAP measure. A reconciliation is included in the attached Form 20-F. This document uses the terms “measured resources,” “indicated resources,” and “inferred resources.” The U.S. Securities and Exchange Commission does not recognize them. A more detailed discussion is included in the attached Form 20-F.

AEM The SIGNS OF GROWTH are everywhere. With FOUR GOLD PROJECTS under construction and another feasibility study complete and undergoing third-party review, Agnico-Eagle is aiming to TRIPLE ITS GOLD PRODUCTION in the next three years.

What is more, we are not only ON TRACK TO GROW GOLD RESERVES from the current level of

12.5 million ounces to between 14 and 15 million ounces by the end of 2007, we are working to surpass our ambitious target. With the LARGEST EXPLORATION BUDGET in the company’s history, drilling on our 100%-owned properties continues. This drilling is leading to important discoveries both inside and outside of previously projected mining areas.

2006 OPERATIONS AT-A-GLANCE

Agnico-Eagle is well financed to bring its NEW MINES into production and EXTEND THE MINE LIFE of the LaRonde mine beyond 2020.

IN 2006, AEM’S DIVIDEND

PER SHARE WAS INCREASED TO

$0.12

Our goal is to continue to

increase the dividend

2006 HIGHLIGHTS

Gold production of 245,826 OUNCES Record proven and probable gold reserves of 12.5 MILLION OUNCES

Record low TOTAL CASH COST PER OUNCE OF MINUS $690 RECORD EARNINGS OF $161 MILLION, or $1.40 per share, and record cash provided by operating activities of $226 MILLION Acquisition of the PINOS ALTOS property in Mexico Start of construction for the extension of the LaRONDE mine life in northwestern Quebec, and at the KITTILA mine in Finnish Lapland

. Shaft sinking at Goldex. 02 Agnico-Eagle Mines Limited

2006 Annual Report 03 648.75 GOLD PM FIX (US$/Oz) (Source: LBMA) DEC 2002 DEC 2003 DEC 2004 DEC 2005 DEC 2006 PRODUCTION 2007 2006 OUTLOOK Estimate Actual Gold (ounces) 240,000 245,826 Silver (000s of ounces) 4,700 4,955 Zinc (000s of tonnes) 76.0 82.2 Copper (000s of tonnes) 8.7 7.3 KEY PERFORMANCE DRIVERS Driver 2006 Performance Spot price of gold Gold prices reached 25-year highs during the year; near-term peak at $725 per ounce in mid-May 2006 Spot prices of silver, Silver prices rose throughout the year, reaching almost $14 per ounce in May 2006 zinc, and copper Copper and zinc prices continued at historically high prices, with copper reaching a record high in May, and zinc in December C$/US$ The Canadian dollar has weakened since peaking in June. This is a benefi to AEM as the earnings are sensitive exchange rate to the Canadian dollar Production volumes Ore production of 2.7 million tonnes, or a daily average of 7,300 tonnes. The LaRonde mine has operated at steady state for more than three years Gold production increased to 245,826 ounces, up 2% from 2005, primarily due to higher mill recoveries following optimization efforts Production costs Total cash cost per ounce of gold decreased to minus $690 from $43 in 2005 and $56 in 2004, primarily as a result of higher byproduct revenue LaRonde Rockbolter. IN 2006, ORE PRODUCTION REMAINED STEADY AT 2.7m tonnes at LaRonde 56 43 (690) 2004 2005 2006 TOTAL CASH COST PER OUNCE (US$) (from LaRonde)

 FELLOW SHAREHOLDERS  In many respects, the achievements of 2006 represent A COMING OF AGE for Agnico-Eagle. For the third consecutive year, our flagship LaRonde mine operated at steady state, continuing to be a RELIABLE ENGINE OF EARNINGS  AND CASH FLOW.  We made significant progress on all five of our major growth projects. Despite a large exploration and capital investment program, the company’s financial position improved, and we quadrupled the previous rate of our longstanding annual dividend. With a $5.0-billion market capitalization, Agnico-Eagle ranked among the top 10 gold producers in the world at year-end. The company was also added to the S&P/TSX 60, recognizing the company as one of Canada’s largest, most liquid corporations.  We are immensely proud of our accomplishments. However, from our perspective, our work is far from done. We’ve simply enhanced our ability to do more. Our focus is on growth, on building greater value for shareholders by leveraging Agnico-Eagle’s financial strength and mining expertise to find, acquire, and build mines, and produce more gold.  A SOLID FOUNDATION  The cornerstone of Agnico-Eagle’s success is the LaRonde mine, near Val-d’Or, Quebec, which extracts gold from one of Canada’s largest gold deposits. In 2006, we began construction on a $210-million project to deepen LaRonde and extend the projected mine life beyond 2020.  LaRonde processed an average of 7,300 tonnes of ore per day in 2006, producing 245,826 ounces of gold, as well as 5.0 million ounces of silver, 82,000 tonnes of zinc, and 7,300 tonnes of copper. Strong metal prices helped lower the total cash cost per ounce of gold mined at LaRonde to a record low of minus $690, compared to $43 per ounce a year earlier and to an industry average of approximately $300 per ounce. This exceptional performance meant that we were in essence mining gold for free, as the byproduct revenue greatly exceeded our total costs of mining, processing, refining, and corporate overhead.  Agnico-Eagle’s annual earnings rose 436% to $161 million in 2006 and cash provided by operating activities increased 273% to $226 million, driven primarily by the solid operating performance at LaRonde and higher metal prices. Our financial position also improved, with a cash balance of $459 million at year-end, no long-term debt, and essentially undrawn bank lines of $300 million.  From this position of strength, Agnico-Eagle is pursuing an ambitious development and exploration program in Canada, Finland, Mexico, and the United States, aimed at tripling annual gold production to 750,000 ounces by 2009.   FOUR MINE PROJECTS UNDER CONSTRUCTION  In addition to the LaRonde extension project, we are building new mines at Goldex and Lapa that are on track to commence production in 2008. These three Canadian projects are within 50 kilometres of one another and benefit from the same infrastructure and mining team. The $135-million Goldex mine is expected to produce an average of 170,000 ounces of gold per year. The $110-million Lapa mine will average an estimated 125,000 ounces per year. Gold production at LaRonde is estimated to grow to an average of 320,000 ounces per year once the deeper ore is accessed, beginning in 2011.  Construction of the $135-million Kittila mine in Finland began in the second quarter of 2006 and is targeted to begin production by the third quarter of 2008. This mine is projected to produce an average of 150,000 ounces per year.   ADVANCED EXPLORATION  Agnico-Eagle has a proven ability to discover gold. At LaRonde, we found gold where others said there was none. What’s more, despite the mine’s high production rates, we have consistently maintained or expanded its reserves.  In 2006, we allocated $30 million to finding more gold, the largest exploration budget in the company’s history. Our goal is to grow gold reserves at our existing projects to between 14 and 15 million ounces by year-end 2007. At December 31, 2006, proven and probable gold reserves stood at 12.5 million ounces, compared to  10.4 million in 2005. 04 Agnico-Eagle Mines Limited

“AGNICO-EAGLE HAS A PROVEN ABILITY TO DISCOVER GOLD.” A primary focus of the 2006 activity was the Pinos Altos project in northern Mexico. We completed the acquisition of this large property in early 2006, after an extensive drilling campaign doubled the contained gold and silver resources. Ongoing exploration at Pinos Altos is focused on upgrading resources to reserves and drilling in under-explored regions. Agnico-Eagle will be presenting a feasibility study for the Board’s consideration by mid-2007. If approved for construction, Pinos Altos could begin producing gold and silver in 2009. We continued targeted drilling programs at all properties, discovering new gold zones at Kittila, Lapa, LaRonde, and Pinos Altos. What is particularly encouraging is that several of the recent discoveries were outside of the previously contemplated mining areas. This has given us reason to believe that, through further exploration, gold reserves could grow beyond our 14- to 15-million-ounce target within the next several years. DELIVERING VALUE Throughout 2007, we will continue to pursue our ambitious growth plans, preparing to bring three new mines on-stream in 2008 and possibly a fourth, at Pinos Altos, in 2009. In our drive to increase gold reserves, exploration activity will continue at the same aggressive pace. We anticipate ore production rates at LaRonde will remain at the same high levels as in recent years. While all gold producers are facing onerous cost pressures, economies of scale, optimization efforts, and stable energy costs in Quebec should help us mitigate the impact better than many others – as should continued buoyant byproduct metal prices. Producing gold at the lowest possible cost is a competitive advantage that positions the company to deliver value no matter what the price of gold. Already in 2007, we have announced a take-over bid to acquire Cumberland Resources Ltd., the owner of the Meadowbank gold project in northern Canada. We are optimistic that we will be able to complete the transaction, which would cause Agnico-Eagle’s pro forma gold reserves to increase by 23% and projected gold production to rise a further 39% in 2010 to approximately 1.3 million ounces. In summary, we are passionate about our growth strategy and confident in our team’s ability to execute the plan. Once again this year, a special word of thanks is due to our employees, who have always shared our enthusiasm for creating a stronger company, and whose mining expertise is making it possible to grow and build value. Sincerely, Sean Boyd Vice-Chairman and Chief Executive Officer February 22, 2007 2006 Annual Report 05

GROWTH STRATEGY Agnico-Eagle’s primary objective is to CREATE MORE VALUE for shareholders – by .nding more gold and producing it in greater quantities, at the lowest possible cost. Our strategy is focused on FIVE KEY PURSUITS. PRODUCE MORE GOLD We are targeting annual gold production from existing projects of 750,000 ounces by 2009, and close to 1.0 million ounces by 2011. This increase will come by applying our own skills to build and explore our own mines. GROW GOLD RESERVES From 12.5 million ounces of gold at year-end 2006, we aim to grow gold mineral reserves to between 14 and 15 million ounces within a year through aggressive exploration at our 100%-owned properties. All of Agnico-Eagle’s reserves are located in politically stable, mining-friendly regions with excellent nearby infrastructure, helping to mitigate risk and manage costs. ACQUIRE SMALL, THINK BIG Our acquisition strategy has been a proven winner with the recent additions of Kittila and Pinos Altos. When looking at acquisitions, we focus primarily on our ability to enhance value while managing the technical challenges of new opportunities. We continuously look for strategic opportunities, such as Cumberland Resources, where our team can see the potential for big rewards. This is how our LaRonde mine started almost 25 years ago. BE A LOW-COST LEADER Agnico-Eagle is one of the lowest-cost producers in the gold industry with total cash cost per ounce of gold produced at minus $690 for 2006. Low production costs have allowed 25 consecutive years of dividends, even in years when the price of gold was low. MAINTAIN A SOLID FINANCIAL POSITION A conservative and strong balance sheet gives us the financial resources to fund our growth projects while maintaining our longstanding policy of never selling away the price upside on our gold reserves. Despite ambitious exploration and capital development programs, we increased our cash position to $459 million by year-end 2006 and our shareholders continue to be positioned to benefit fully from 100% exposure to rising gold prices. . From left to right: Marc Legault, Jean Robitaille, Daniel Racine, Sean Boyd, Eberhard Scherkus, Headframe construction at Lapa. David Garofalo, Donald G. Allan, Alain Blackburn, R. Gregory Laing, David Smith, Patrice Gilbert. Absent are Louise Grondin, Ingmar E. Haga, and Tim Haldane. Headframe construction at Lapa. 06 Agnico-Eagle Mines Limited

1. PRODUCE MORE GOLD 2. GROW GOLD RESERVES 3. ACQUIRE SMALL, THINK BIG 4. BE A LOW-COST LEADER 5. MAINTAIN A SOLID FINANCIAL POSITION

AEM in CANADA PRODUCING MORE THAN 5million ounces of gold since incorporation in 1972

LaRONDE – A PROLIFIC, LONG-LIFE RESOURCE

Our fagship LaRonde mine is the company’s ENGINE OF EARNINGS AND CASH FLOW, producing approximately 240,000 ounces of gold per year, as well as lucrative byproduct metals, from an exceptionally low cost base. What’s more, the deep extension of the current operation promises to EXTEND THE MINE LIFE of the

LaRonde complex beyond 2020.

Located in the prolific Cadillac-Bousquet belt in northwestern Quebec, the LaRonde mine extracts gold from one of the largest deposits in Canada. LaRonde is currently being mined to a depth of 2,240 metres. However, once the extension project is completed, mining will reach approximately 3,000 metres below surface.

In 2006, LaRonde continued to operate at a high level, processing approximately 2.7 million tonnes of ore. The mine has processed a daily average of approximately 7,300 tonnes for the past three years.

Payable gold production of 245,826 ounces was 2% higher than in 2005, largely due to improved mill recoveries. In addition, we produced 5.0 million ounces of silver, 82,000 tonnes of zinc, and 7,300 tonnes of copper for the year. The zinc output was greater than the 77,000 tonnes produced in the prior year, as additional zinc ore was mined to take advantage of historically high prices. Production of the other byproducts was similar to 2005 levels.

ADDING RESERVES AND RESOURCES

Despite high production rates, LaRonde has consistently replaced or grown its gold reserves since it began production in 1988. At year-end 2006, proven and probable gold reserves at the LaRonde property were 5.2 million ounces. In addition, the property contains byproduct reserves of 49 million ounces of silver, 111,000 tonnes of copper, and 730,000 tonnes of zinc.

This past year, we continued a diamond drilling campaign west of LaRonde’s Penna production shaft, which intersected a new gold-bearing massive sulphide zone. Follow-up drilling is in progress and the level 215 exploration drift is being extended in order to investigate the continuity, strike, and depth extension of this new zone.

We have also continued drilling at the large extension zone of gold-copper and zinc-silver mineralization below the existing LaRonde operations. This deposit holds the company’s most substantial reserves, with 20 million tonnes of ore containing

3.8 million ounces of gold. Work continues to convert resources to reserves, and the deposit remains undrilled below 3,300 metres.

. Two-boom Jumbo at LaRonde.

2006 Report 09 Gold pour at LaRonde. LaRONDE MONTREAL TORONTO

LaRonde 10 Agnico-Eagle Mines Limited INCREASING GOLD PRODUCTION In one of the year’s most significant developments, construction of the $210-million deep extension of the LaRonde operation commenced in the second quarter. Production is scheduled to start up in 2011, extending the life of the LaRonde complex by at least nine years. Gold production, post-start-up, is expected to average 320,000 ounces annually, with total cash cost of approximately $230 per ounce. Annual byproduct production is expected to average 670,000 ounces of silver, 4,000 tonnes of copper, and 8,600 tonnes of zinc. Detailed engineering is under way and underground development is advancing quickly. A winze will provide access from the Penna Shaft to a 2,900-metre depth, with a series of ramps enabling mining to about 3,100 metres. To the extent possible, we are using, and striving to optimize, existing infrastructure, equipment, and approaches in order to reduce technical risk and construction lead time as well as to contain costs. In addition, the LaRonde mill is undergoing modifications, so that it can refine gold concentrate from the nearby Goldex mine beginning in 2008. LaRONDE OREBODY 2,250 METRES 2,900 METRES LEVEL 215 EXPLORATION DRIFT NEW WINZE PROPOSED RAMP SYSTEM PENNA SHAFT SHAFT #1 SHAFT #2 LaRonde mill, operating since 1988.

The LaRonde mine remains one of the LOWEST-COST GOLD PRODUCERS in the world. Total cash cost per ounce of gold was a record low at minus $690 in 2006, signi.cantly below the 2005 record of $43 per ounce. While minesite costs increased from C$55 in 2005 to C$62 per tonne, largely due to higher operating costs affecting the entire gold industry, STRONG BYPRODUCT METAL PRICES and a culture of continuous improvement and cost ef.ciency enabled LaRonde to, in effect, PRODUCE GOLD FOR FREE in 2006 as byproduct revenue exceeded the total costs of production. . LaRonde SAG mill. 2006 Annual Report 11

ADDING 170,000 ounces of average annual gold production with start-up in 2008

GOLDEX – FINDING OPPORTUNITY CLOSE TO HOME Goldex is the MOST ADVANCED PROJECT in our growth pipeline, with production scheduled to commence in mid-2008. Goldex will be a LOW-COST, HIGH-TONNAGE gold mine that bene.ts from its proximity to LaRonde in terms of operating synergies, technical expertise, and our experience in the region. Located in the gold-rich Abitibi region of northwestern Quebec, We began construction of the $135-million Goldex mine about 50 kilometres east of the LaRonde mine, our Goldex in 2005. The sinking of the high-tonnage-capacity shaft is property is one in a long chain of properties that Agnico-Eagle under way, having begun in late 2006. The shaft is expected to owns in the region. We acquired full ownership of the property reach its ultimate depth of 860 metres in late 2007. Because the in 1993, with the purchase of the remaining interest in Goldex geology at Goldex is metallurgically simple, the 7,000-tonne-Mines Limited that we did not already own. The deposit is per-day processing plant will be relatively simple as well. open for potential future exploration and development to the Approximately two-thirds of the gold will be recovered via east and at depth. a gravity circuit on site. The remainder of the gold will be recovered through processing at LaRonde. Underground Probable reserves of 1.7 million ounces of gold, contained in development is under way, with access from existing 22.9 million tonnes of ore grading 2.3 grams per tonne, are underground workings. Surface facilities are well advanced. estimated to be sufficient for a 10-year mine life. Once completed, Goldex is expected to contribute an average of 170,000 ounces of annual gold production, with total cash cost averaging $225 per ounce. Structurally sound ore at Goldex allows development and production at low cost. Goldex planning is now complete and construction is well advanced. 2006 Annual Report 13

LAPA – PROXIMITY AND POTENTIAL The Lapa mine is targeted for initial production in late 2008, shortly after Goldex. It will be our THIRD MINE IN THE CADILLAC-BOUSQUET BELT, increasing Agnico-Eagle’s expected gold production in the region to more than 500,000 ounces per year before the close of the decade. Lapa is located a mere 11 kilometres east of LaRonde. After We started construction of the Lapa mine in 2004, but chose to signing an option agreement in 2002, we conducted an accelerate the development program in 2006, with total capital aggressive drilling program that led to the discovery of the Lapa costs of $110 million. Significant shaft station work and lateral deposit almost 300 metres below the surface. Agnico-Eagle development have been completed. Shaft sinking is well acquired 100% ownership in 2003. advanced and nearing its final 1,370-metre depth. Once the shaft is completed, there will be approximately 15 months of lateral Lapa has 3.9 million tonnes of probable gold reserves, development work before ore production can begin. The mine grading 9.1 grams per tonne, or 1.2 million ounces. The deposit plan is based on processing up to 1,500 tonnes of ore per day. remains open at depth and to the east. The Lapa mine is projected to average 125,000 ounces of gold production annually at total cash costs averaging $210 per ounce over a seven-year mine life. OPERATING 3 mines in the Cadillac-Bousquet belt within 3 years Surface facilities at Lapa.

Agnico-Eagle’s corporate culture is based on the principle that every person has the right to be treated with dignity and respect. We OPERATE AS A PARTNERSHIP, based on mutual respect, commitment, and DEDICATION TO EXCELLENCE. The company’s growth is GIVING EMPLOYEES OPPORTUNITIES to take on new challenges, enhance their skill sets, and gain valuable experience. Thanks to the ideas and efforts of our people, Agnico-Eagle’s ef.ciency has improved, gold production has progressively increased, and safety is one of our proudest records. . Lowering shaft steel for installation.

AEM *in* FINLAND

CATERPILLAR
CAT
105
773D
CAT
CAT

BOOSTING AEM GOLD RESERVES BY

2.6 MILLION

ounces

AEM in FINLAND BOOSTING AEM GOLD RESERVES BY 2.6 million ounces

2006 Annual Report 17 Agnico-Eagle acquired the Suurikuusikko deposit in late 2005, recognizing the merits of expanding into a region with climate, topography, and geology similar to its base in the Abitibi region of Quebec. In addition, the region offers nearby infrastructure and a qualified labour pool, as well as political stability and a supportive local government. We first became actively involved in the property in 2004, through our 14% equity position and representation on the board of directors of Riddarhyttan Resources AB. In 2005, after having directed an extensive drilling program at the property, we made a successful $130-million bid for the remaining shares of Riddarhyttan. Named after the nearby community, the $135-million Kittila mine will initially source its ore via open pit followed by underground mining via ramp access. The mining operation will feed a 3,000-tonne-per-day surface processing plant. Production at Kittila is expected to average 150,000 ounces of gold per year at total cash cost of $250 per ounce over a 13-year mine life. We began construction of the mine in the second quarter of 2006. Many of the surface buildings have been erected. Also, stripping of the open pit has commenced, as has the ramp for underground development. Probable gold reserves at Kittila total 2.6 million ounces from 16.0 million tonnes grading 5.1 grams of gold per tonne. We are also encouraged by the results of ongoing in-fill and exploration drilling. With six drill rigs in operation, our team is focused on converting resources to reserves and extending the gold zones laterally and at depth. Success was recorded in 2006, as in-fill drilling encountered some of the thickest and richest intersections to date. Also, two new gold-bearing zones were discovered within three kilometres north of the Kittila project site. Good results such as these give us confidence that the reserves and resources will continue to grow at Kittila. KITTILA – WIDE OPEN AT DEPTH AND ALONG STRIKE Production at our FIRST MINE OUTSIDE OF CANADA is scheduled to commence in the third quarter of 2008. Situated in mining-friendly northern Finland, the Kittila mine has the potential to become one of the LARGEST GOLD MINES IN EUROPE, extracting gold from the expansive Suurikuusikko deposit. FINLAND HELSINKI KITTILA Preproduction mining of the Kittila open pit. Preproduction stripping.

18 Agnico-Eagle Mines Limited MEXICO MEXICO CITY SIERRA MADRETREND PINOS ALTOS Agnico-Eagle purchased the Pinos Altos property in March 2006 under an option agreement signed the year before. Under this agreement, we conducted a drilling campaign that doubled the contained gold and silver resources, prompting us to exercise our option to acquire the property. Drilling has confirmed a probable mineral reserve of 1.8 million ounces of gold and 55.5 million ounces of silver. In 2007, we will conduct a $26-million exploration and work program focused on converting further resources to reserves, expanding the resource by drilling in under-explored regions along strike and at depth, and developing an underground ramp to provide a deeper drilling platform. Our work has already led to new gold discoveries on the property. As we proceed at Pinos Altos, we are engaging local communities to ensure that the project provides real, long-term benefits to residents living and working in the region. Our feasibility study contemplates a 4,000-tonne-per-day operation with the open-pit and underground mines each supplying 2,000 tonnes per day. However, optimization studies are under way and the company is considering higher production rates. Preliminary production rates are estimated to be approximately 150,000 ounces of gold per year. PINOS ALTOS – OUR TREASURE OF THE SIERRA MADRE Located in the proli.c Sierra Madre gold and silver region of northern Mexico, Pinos Altos boasts a GROWING GOLD AND SILVER RESOURCE in what is considered to be a HIGHLY PROSPECTIVE PRECIOUS METALS CAMP. Pinos Altos could be brought into production by 2009. Logging core from ongoing drill program. Our extensive land position contains highly prospective ground.

AEM in MEXICO COMPLETING A $26-million advanced exploration program

20 Agnico-Eagle Mines Limited Agnico-Eagle employees strive to conduct all mining operations using ENVIRONMENTAL BEST PRACTICES. We are proud of our water recycling record, which results in the use of less than 10% fresh water at our LaRonde operations. Throughout 2006, we successfully operated a new STATE-OF-THE-ART, BIOLOGICAL WATER TREATMENT FACILITY designed to ensure that water released back into the environment meets all applicable federal and provincial water quality standards.  Environmental testing at Kittila.

SAFETY Agnico-Eagle places the highest priority on the safety of our employees and contractors at all locations. Our proactive safety programs are designed to prepare people for any situation they may encounter in the course of operations. This past year, we maintained our high standard of health and safety performance, completing the year without a single lost-time injury underground at LaRonde. This translates into more than 1.4 million injury-free hours worked by our employees. We are also extremely proud of our mine rescue team who, for the second consecutive year, won the prestigious Quebec Mine Rescue competition. The team was the first repeat winner in the event’s 51-year history. ENVIRONMENT By the very nature of our business, we depend on the natural environment to deliver societal value and achieve financial success. We also recognize that strong environmental performance is critical to maintaining our license to operate. In 2006, after more than two years of discussions, and in line with our philosophy of sustainable development of mineral resources, Agnico-Eagle entered into a partnership with the Quebec government to use tailings from our Goldex mine to rehabilitate the abandoned Manitou mine and tailings pond sites, located 22 kilometres east of Goldex. The rehabilitation will take place over the life of the Goldex project. In total, more than 20 million tonnes of neutralizing tailings from Goldex will be deposited to cover more than 10 million tonnes of acid-generating Manitou tailings. The project will start in 2007 with the construction of dikes to contain the Manitou tailings, thus creating a tailings pond for Goldex tailings. ENVIRONMENTAL POLICY It is the policy of Agnico-Eagle to protect the environment, public health and safety, and natural resources by conducting operations in an environmentally sound manner while pursuing continuous improvement of our environmental performance. To achieve these goals, we are committed to: • Assessing the potential environmental impacts of all new undertakings with an objective of minimizing them • Designing and operating our facilities to ensure that effective controls are in place to minimize the risks to health, safety, and the environment • Maintaining emergency response plans to minimize the impacts of unforeseen events • Providing professional environmental staff to plan and direct environmental compliance programs and to assist in training and education activities • Ensuring that environmental factors are considered in the purchase of equipment and materials • Ensuring that contractors operate according to our environmental policy and procedures • Complying with all applicable environmental laws and regulations • Communicating with employees, the public, government agencies, and other stakeholders on activities involving health, safety, and the environment • Regularly verifying environmental performance and implementing any required corrective action • Minimizing the generation of hazardous and non-hazardous waste and ensuring proper disposal of all wastes • Implementing measures to conserve natural resources such as water • Rehabilitating sites in accordance with regulatory criteria and within the established timeframe ENVIRONMENT, HEALTH, AND SAFETY In everything we do, Agnico-Eagle is guided by a commitment to the HEALTH AND WELL-BEING OF EMPLOYEES, a deep respect for the natural environment, and a concern for the VITALITY OF THE COMMUNITIES in which we live and work. 2006 Annual Report 21

The Board of Directors is ultimately responsible for overseeing the management of the business and affairs of the company and, in doing so, is required to act in the best interest of the company. The Board generally discharges its responsibilities either directly or through the three committees outlined below. The Corporate Governance Committee advises and makes recommendations to the Board on corporate governance matters, the effectiveness of the Board and its committees, the contributions of individual directors, and the identification and selection of director nominees. This Committee is composed entirely of outside directors who are unrelated to, and independent from, the company. The Audit Committee assists the Board in its oversight responsibilities with respect to, among other things, the integrity of the company’s financial statements, compliance with legal and regulatory requirements, external auditor qualifications and independence, and performance of the company’s internal and external audit functions. The Compensation Committee advises and makes recommendations to the Board on company strategy, policies, and programs for compensating and developing senior management and directors. The charter for each of these committees is posted on our corporate website for easy reference by shareholders and the general public. DIRECTOR INDEPENDENCE The Board of Directors consists of nine directors. All but two of the directors are independent of management and free from any interest or business that could materially interfere with their ability to act in the company’s best interest. CODE OF ETHICS Agnico-Eagle has adopted a Code of Business Conduct and Ethics that is applicable to all directors, officers, and employees. The Code embodies the commitment of Agnico-Eagle and its subsidiaries to conduct their business in accordance with all applicable laws, rules, and regulations, and the highest ethical standards. The Code is posted on our corporate website. In conjunction with the Code, Agnico-Eagle has established a toll-free compliance hotline to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. CORPORATE GOVERNANCE We believe that strong corporate governance is important for EARNING INVESTOR CONFIDENCE and creating long-term shareholder value. Our approach extends beyond mere compliance with legal requirements. Agnico-Eagle’s corporate governance policies provide a FRAMEWORK OF ACCOUNTABILITY and responsible business practices that begin with an independent, committed, and highly effective Board of Directors. 22 Agnico-Eagle Mines Limited

2006 Annual Report 23 James D. Nasso Chairman of the Board(1)(3) (Director since 1986) Mr. Nasso is the retired founder and President of Unilac Limited, a manufacturer of infant formula, a position he held for 35 years. He is a graduate of St. Francis Xavier University (B.Comm.). Leanne M. Baker(1)(2) (Director since 2003) Dr. Baker is a consultant to companies in the mining and financial services industries. Previously, she was employed by Salomon Smith Barney, where she was one of the topranked U.S. mining analysts. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Douglas R. Beaumont P.Eng.(2)(3) (Director since 1997) Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering & Construction. Mr. Beaumont is a graduate of Queen’s University (B.Sc.). Sean Boyd, C.A. (Director since 1998) Mr. Boyd is Vice-Chairman and CEO of Agnico-Eagle Mines Limited and has been with the company since 1985. He was appointed as CEO in 1998 and became Vice-Chairman in 2005. Prior to that, Mr. Boyd held various senior management positions in the company, most recently as President and CEO. Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mel Leiderman C.A., TEP(1)(3) (Director since 2003) Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners and is a graduate of the University ofWindsor (B.A.). Bernard Kraft, C.A.(1)(2)(3) (Director since 1992) Mr. Kraft is a senior partner of Kraft, Berger, Grill, Schwartz, Cohen & March, Chartered Accountants, and a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners, and the American Society of Appraisers. Eberhard Scherkus, P.Eng. (Director since 2005) Mr. Scherkus is President and Chief Operating Officer of Agnico-Eagle Mines Limited and has been with the company since 1985. He was appointed COO in 1998 and as President in 2005. Prior to that, Mr. Scherkus held various senior management positions, most recently as Executive Vice-President and COO, and was manager of the company’s LaRonde Division. Mr. Scherkus is a graduate of McGill University (B.Sc.). Howard Stockford, P.Eng.(2) (Director since 2005) Mr. Stockford, now retired, is a former Executive Vice- President of Aur Resources Inc., and sits on several mining company boards. He has been involved in the mining business for more than 40 years. He is a graduate of the Royal School of Mines, Imperial College, London University. Pertti Voutilainen (1) (Director since 2005) Mr. Voutilainen is a mining industry veteran, most recently the Chairman of the Board of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was Chairman of the Board and CEO for Kansallis Banking Group and President after its merger with Union Bank of Finland. He was also the CEO of Outokumpu Corp., Finland’s largest mining and metals company. BOARD OF DIRECTORS (1) Audit Committee (2) Compensation Committee (3) Corporate Governance Committee

FORM 20-F FORWARD-LOOKING STATEMENT The information in this annual report has been prepared as at February 22, 2007. Certain statements contained in this annual report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information under Canadian provincial securities laws. When used in this document, the words “anticipate,” “expect,” “estimate,” “forecast,” “planned,” and similar expressions are intended to identify forward-looking statements and information. Such statements include, without limitation: estimates of future mineral production and sales; estimates of future production costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs; statements as to the projected development of certain ore deposits, including estimates of exploration, development, and other capital costs, and estimates of the timing of such development or decisions with respect to such development; estimates of reserves and resources, anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the company’s minesites; statements and information relating to the company’s take-over bid for Cumberland Resources Ltd., and estimates of Cumberland’s gold reserves and future gold production; and other statements regarding anticipated trends with respect to the company’s capital resources and results of operations. Such statements re.ect the company’s views as at the date this annual report was prepared and are subject to certain risks, uncertainties, and assumptions. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the company’s dependence upon its LaRonde mine for all of its current gold production; uncertainty of mineral reserve, mineral resource, mineral grade, and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; gold and other metals price volatility; currency .uctuations; mining risks; and governmental and environmental regulation. For a more detailed discussion of such risks and other factors, see company’s Annual Information Form and Annual Report on Form 20-F as amended for the year ended December 31, 2006, as well as the company’s other .lings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The company does not intend, and does not assume any obligation, to update these forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and .nal decisions may be quite different from those currently anticipated.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 1-13422

AGNICO-EAGLE MINES LIMITED
(Exact name of Registrants Specified in its Charter)

Not Applicable

(Translation of Registrant's Name or Organization)

Ontario, Canada

(Jurisdiction of Incorporation or Organization)

145 King Street East, Suite 500
Toronto, Ontario, M5C 2Y7

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, without par value (Title of Class)	The Toronto Stock Exchange and the New York Stock Exchange (Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Share Purchase Warrants (Title of Class)	The Toronto Stock Exchange and the Nasdaq National Market (Name of exchange on which registered)

Securities registered or to be registered pursuant to Section 15(d) of the Act:

None

(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

        121,025,635 Common Shares as of December 31, 2006

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    ☒            No        ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act.

Yes    ☐            No    ☒

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒            No    ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one)

        Large Accelerated Filer ☒        Accelerated Filer ☐        Non-Accelerated Filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    ☐            Item 18    ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes    ☐            No    ☒

i

*
Omitted pursuant to General Instruction E(b) of Form 20-F.

**
Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

ii

PRELIMINARY NOTE

        Currencies:    Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") presents its consolidated financial statements in United States dollars. All dollar amounts in this Form 20-F are stated in United States dollars ("US dollars", "$", or "US$"), except where otherwise indicated. Certain information in this Form 20-F is presented in Canadian dollars ("C$"). See "Item 3: Key Information — Selected Financial Data — Currency Exchange Rates" for a history of exchange rates of Canadian dollars into US dollars.

        Generally Accepted Accounting Principles:    Agnico-Eagle reports its financial results using United States generally accepted accounting principles ("US GAAP") due to its substantial U.S. shareholder base and to maintain comparability with other gold mining companies. Unless otherwise specified, all references to financial results herein are to those calculated under US GAAP.

        Forward-Looking Information:    Certain statements in this report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These forward-looking statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "may", "will", "should", "could", "would", "expects", "anticipates", "believes", "plans", "intends", or other variations of these terms or comparable terminology. Forward-looking statements in this report include, but are not limited to, the following:

  •
  the Company's outlook for 2007 and future periods;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

  •
  anticipated trends for prices of gold and byproducts mined by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of future mining costs, cash costs, minesite costs and other expenses;

  •
  estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof;

  •
  statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such development and production or decisions with respect to such development and production;

  •
  estimates of mineral reserves and mineral resources, and statements regarding anticipated future exploration and feasibility study results;

  •
  statements regarding the outcome and anticipated timing of proposed transactions;

  •
  the anticipated timing of events with respect to the Company's mine and project sites; and

  •
  estimates of future costs and other liabilities for environmental remediation; and other anticipated trends with respect to the Company's capital resources and results of operations.

        Such forward-looking statements reflect the Company's views as at the date of this Form 20-F and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the Risk Factors set forth in "Item 3. Key Information — Risk Factors". Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors concerning estimates of Measured and Indicated Resources

  This document uses the terms "measured resources" and "indicated resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors concerning estimates of Inferred Resources

  This document uses the term "inferred resources". Investors are advised that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This document presents certain measures, including "total cash cost per ounce" and "minesite cost per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful in allowing year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Pursuant to the instructions to Item 1 of Form 20-F, this information has not been provided.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

Selected Financial Data

        The following selected financial data for each of the years in the five-year period ended December 31, 2006 are derived from the consolidated financial statements of Agnico-Eagle audited by Ernst & Young LLP. The selected financial data should be read in conjunction with the Company's operating and financial review and prospects set out in Item 5 of this Form 20-F, the consolidated financial statements and the notes thereto set out in Item 18 of this Form 20-F and other financial information included elsewhere in this Form 20-F.

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of US dollars, US GAAP basis, other than share and per share information)
Income Statement Data
Revenues from mining operations	464,632	241,338	188,049	126,820	108,027
Interest and sundry income	45,915	4,996	655	2,775	1,943

	510,547	246,334	188,704	129,595	109,970

Production costs	143,753	127,365	98,168	104,990	75,969
Loss on derivative financial instruments	15,148	15,396	—	—	—
Exploration and corporate development	30,414	16,581	3,584	5,975	3,766
Equity loss in junior exploration company	663	2,899	2,224	1,626	—
Amortization	25,255	26,062	21,763	17,504	12,998
General and administrative	25,884	11,727	6,864	7,121	5,530
Provincial capital tax	3,758	1,352	423	1,240	829
Interest	2,902	7,813	8,205	9,180	7,341
Foreign exchange (gain) loss	2,127	1,860	1,440	72	(1,074)

Income (loss) before income and mining taxes (recoveries)	260,643	35,279	46,033	(18,113)	4,611
Income and mining taxes (recoveries)	99,306	(1,715)	(1,846)	(358)	588

Income before cumulative catch-up adjustment	161,337	36,994	47,879	(17,755)	4,023
Cumulative catch-up adjustment related to asset retirement obligations	—	—	—	(1,743)	—

Net income (loss)	161,337	36,994	47,879	(19,498)	4,023

Net income (loss) before cumulative catch-up adjustment per share — basic	1.40	0.42	0.56	(0.21)	0.06

Net income (loss) per share — basic	1.40	0.42	0.56	(0.23)	0.06

Net income (loss) per share — diluted	1.35	0.42	0.56	(0.23)	0.06

Weighted average number of shares outstanding — basic	115,461,046	89,029,754	85,157,476	83,889,115	70,821,081
Weighted average number of shares outstanding — diluted	119,110,295	89,512,799	85,572,031	83,889,115	71,631,263
Dividends declared per common share	0.12	0.03	0.03	0.03	0.03
Balance Sheet Data (at end of period)
Mining properties (net)	859,859	661,196	427,037	399,719	353,059
Total assets	1,491,701	976,069	718,164	637,101	593,807
Long-term debt	—	131,056	141,495	143,750	143,750
Reclamation provision and other liabilities	27,457	16,220	14,815	15,377	5,043
Shareholders' equity	1,252,405	655,067	470,226	400,723	397,693
Total common shares outstanding	121,025,635	97,836,954	86,072,779	84,469,804	83,636,861

Currency Exchange Rates

        All dollar amounts in this Form 20-F are in United States dollars, except where otherwise indicated. The following tables present, in Canadian dollars, the exchange rates for the US dollar, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). On March 22, 2007, the Noon Buying Rate was US$1.00 equals C$1.1574.

	Year Ended December 31,
	2006	2005	2004	2003	2002
High	1.1797	1.2703	1.3970	1.5750	1.6128
Low	1.0932	1.1507	1.1775	1.2923	1.5108
End of Period	1.1652	1.1656	1.2034	1.2923	1.5800
Average	1.1340	1.2115	1.3017	1.4012	1.5704

	2007			2006
	March (to March 22)	February	January	December	November	October	September
High	1.1823	1.1876	1.1851	1.1669	1.1494	1.1415	1.296
Low	1.1530	1.1567	1.611	1.1372	1.1212	1.1147	1.1032
End of Period	1.1574	1.1700	1.1792	1.1652	1.1413	1.1227	1.1151
Average	1.1728	1.1710	1.1763	1.1532	1.1359	1.1285	1.1161

Risk Factors

The Company is currently dependent upon its mining and milling operations at the LaRonde Mine and any adverse condition affecting those operations may have a material adverse effect on the Company.

        The Company's mining and milling operations at the LaRonde Mine currently account for all of the Company's gold production and will continue to account for all of its gold production in the future until additional properties are acquired or brought into production. Any adverse condition affecting mining or milling conditions at the LaRonde Mine could be expected to have a material adverse effect on the Company's financial performance and results of operations until such time as the condition is remedied. In addition, one of the Company's major development programs is the extension of the LaRonde Mine below Level 245, previously referred to as the LaRonde II project. This program involves the construction of infrastructure at depth and extraction of ore from new zones and may present new or different challenges for the Company. In addition, gold production of the LaRonde Mine above Level 245 is expected to begin to decline commencing in 2008. Unless the Company can successfully bring into production the Lapa, Kittila or Goldex mine projects, the LaRonde Mine extension or its other exploration properties, or otherwise acquire gold producing assets prior to 2008, the Company's results of operations will be adversely affected. There can be no assurance that the Company's current exploration and development programs at the LaRonde Mine will result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Company's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices.

        The Company's earnings are directly related to commodity prices as revenues are derived from precious metals (gold and silver), zinc and copper. The Company's policy and practice is not to sell forward its future gold production; however, under the Company's Price Risk Management Policy, approved by the Company's board of directors (the "Board"), the Company may review this practice on a project by project basis. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk — Derivatives" for more details on the Company's use of derivative instruments. Gold prices fluctuate widely and are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, expectations of inflation, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs in major gold producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold prices are also affected by worldwide production levels. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Company's financial performance or results of operations. If the market price of gold falls below the Company's total cash costs of production at that time and remains so for any sustained period, the Company may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities. Also, the Company's decisions to proceed with its current mine development projects have been based on a market price of gold between $400 and $450 per ounce. If the market price of gold falls below this level, the mine development projects may be rendered uneconomic and the development of the mine projects may be suspended or delayed. The prices received for the Company's byproducts (zinc, silver and copper) affect the Company's ability to meet its targets for total cash operating cost per ounce of gold produced. Byproduct prices fluctuate widely and are affected by numerous factors beyond the Company's control. The Company occasionally uses derivative instruments to mitigate the effects of fluctuating byproduct metal prices, however, these measures may not be successful.

        The volatility of gold prices is illustrated in the following table which sets forth, for the periods indicated, the high and low afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix") and the average gold prices received by the Company.

	2007 (to March 22)	2006	2005	2004	2003	2002
High price ($ per ounce)	678	730	538	454	417	350
Low price ($ per ounce)	634	517	411	375	323	278
Average price received ($ per ounce)	652	622	449	418	368	312

        On March 22, 2007, the London P.M. Fix was $663 per ounce of gold.

        Based on 2007 production estimates, the approximate sensitivities of the Company's after-tax income to a 10% change in metal prices from 2006 market average prices are as follows:

Income per share
Gold	$0.06
Zinc	$0.07
Silver	$0.03
Copper	$0.03

        Sensitivities of the Company's after-tax income to changes in metal prices will increase with increased production.

If the Company experiences mining accidents or other adverse conditions, the Company's mining operations may yield less gold than indicated by its estimated gold production.

        The Company's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, fires or flooding or as a result of other operational problems such as a failure of the production hoist or the SAG mill. In addition, production may be unexpectedly reduced if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment. Accordingly, there can be no assurance that the Company will achieve current or future production estimates.

        In 2003, a rock fall in two production stopes at the LaRonde Mine led to an initial 20% reduction in the Company's 2003 gold production estimate and production drilling challenges and lower than planned recoveries in the mill in the third quarter of 2003 led to a further reduction in the production estimate by 21% for that year. In 2004, higher than expected dilution in lower levels of the mine led to actual gold production for the year of 271,567 ounces, below the initial production estimate of 308,000 ounces. In the first quarter of 2005, increased stress levels in the sill pillar area below Level 194 required three production sublevels to be closed for rehabilitation for a period of six weeks. Production from these sublevels was delayed and replaced by ore extracted from the upper levels of the mine that have relatively lower gold content. The lower gold content of this ore, together with higher than budgeted dilution, resulted in actual gold production in 2005 being 241,807 ounces, approximately 38,000 ounces less than the Company's original forecast of 2005 production of 280,000 ounces.

The Company may experience operational difficulties at its projects in Finland and Mexico.

        The Company's operations have been expanded to include a mine construction project in Finland and an advanced exploration project in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's current operational base in Canada. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; changes in taxation policies; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, the Company will have to comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health and safety requirements.

        Changes, if any, in mining or investment policies or shifts in political attitude in Finland or Mexico may adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to matters including restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        In addition, the Company has no significant operating experience in Finland, Mexico or internationally. Finland and Mexico operate under significantly different laws and regulations and there exist cultural and language differences between these countries and Canada. Also, the Company will face challenges inherent in efficiently managing an increased number of employees over large geographical distances, including the challenges of staffing and managing operations in multiple locations and implementing appropriate systems, policies, benefits and compliance programs. These challenges may divert management's attention to the detriment of its operations in Quebec. There can be no assurance that difficulties associated with the Company's expanded foreign operations can be successfully managed.

The Company may experience problems in executing acquisitions or managing and integrating any completed acquisitions with its existing operations.

        The Company regularly evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial or geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Company. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Company's ongoing business; the inability of management to maximize the financial and strategic position of the Company through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Company to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution. The Company is permitted under the terms of its recently amended bank credit facility to raise additional debt financing provided that it complies with certain covenants including that no default under the credit facility has occurred and is continuing, the terms of such indebtedness are no more onerous to the Company than those under the credit facility and the incurrence of such indebtedness would not result in a material adverse change in respect of the Company or in respect of the LaRonde Mine and the Goldex, Lapa and Kittila mine projects, taken as a whole. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

The Company's mine construction projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

        The Company announced in June 2006 that it would extend mining operations below Level 245 at the LaRonde Mine, accelerate construction at the Lapa mine project in Quebec, and build the Kittila mine project in northern Finland. The Company also commenced construction of the Goldex mine project in Quebec in 2005.

        The Company believes that, on completion, the LaRonde Mine extension will be one of the deepest operations in the Western Hemisphere with an expected maximum depth of 3,110 metres. The operations of the LaRonde Mine extension will rely on a series of new systems for the hauling of ore and materials to the surface, including a winze (or vertical shaft) and series of ramps linking mining deposits to the Penna Shaft currently servicing the LaRonde Mine. The depth of the operations could pose significant challenges to the Company such as managing geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

        The development of the LaRonde Mine extension and the Goldex, Lapa and Kittila mine projects require the construction of significant new underground mining operations. The construction of these underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required construction, environmental or operating permits, and engineering and mine design adjustments. These risks may result in delays in the planned start up dates and in additional costs being incurred by the Company beyond those budgeted. Moreover, the construction activities at the LaRonde Mine extension will take place concurrently with normal mining operations at LaRonde, which may result in conflicts with, or possible delays to, existing mining operations.

The Company's total cash costs per ounce of gold production depend, in part, on external factors that are subject to fluctuation and, if such costs increase, some or all of the Company's activities may become unprofitable.

        The Company's total cash costs per ounce of gold are dependent on a number of factors, including, primarily, the prices and production levels of byproduct zinc, silver and copper, the revenue from which is offset against the cost of gold production, the US dollar/Canadian dollar exchange rate, smelting and refining charges and production royalties, which are affected by all these factors and the gold price. All of these factors are beyond the Company's control. If the Company's total cash costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Company may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

        Total cash costs per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management uses this generally accepted industry measure in evaluating operating performance and believes it to be a realistic indication of such performance and useful in allowing year over year comparisons. The data also indicates the Company's ability to generate cash flow and operating income at various gold prices. This additional information should be considered together with other data prepared in accordance with US GAAP and is not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs" for reconciliation of total cash costs per ounce and minesite costs per tonne to figures presented in the consolidated financial statements prepared in accordance with US GAAP.

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unproductive.

        The Company's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Company actively seeks to replace and expand its reserves, primarily through exploration and development and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Company's current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Mineral reserve and mineral resource estimates are only estimates and the Company cannot assure that such estimates will accurately reflect future mineral recovery.

        The figures for mineral reserves and mineral resources published by the Company are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Such figures have been determined based on assumed metals prices, foreign exchange rates and operating costs. For example, the Company has estimated proven and probable mineral reserves based on, among other things, a $486 per ounce gold price. While gold prices have generally been above $486 per ounce since December 2005, for the five years prior to that, the market price of gold was, on average, below $486 per ounce. Prolonged declines in the market price of gold (or other applicable metals prices) may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold (or other applicable metals prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

The Company may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

        The exploration and development of the Company's properties, including continuing exploration and development projects in Quebec, the Kittila mine project in Finland and the Pinos Altos project in Mexico and the construction of mining facilities and commencement of mining operations at the LaRonde Mine extension and the Goldex, Lapa and Kittila mine projects will require substantial capital expenditures. In addition, the Company will have further capital requirements to the extent it decides to expand its present operations and exploration activities or construct new mining and processing operations at any of its properties or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Also, the Company may incur major unanticipated expenses related to exploration, development or mine construction or maintenance on its properties. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Company's properties. Historically, the Company has financed its expenditures through a combination of offerings of equity and debt securities, bank borrowing and cash flow generated from operations at the LaRonde Mine, and the Company expects to use such sources of funds to finance its anticipated expenditures. However, additional financing may not be available when needed or, if available, the terms of such financing may not be favourable to the Company and, if raised by offering equity securities, any additional financing may involve substantial dilution to existing shareholders. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company's business, financial condition and results of operations.

If the Company fails to comply with restrictive covenants in its bank credit agreement, the Company's loan availability could be limited and the Company may be in default under other debt agreements, which could harm the Company's business.

        The Company's recently amended $300 million revolving bank credit facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets, or make expenditures relating to property secured under the credit agreement at that time that are inconsistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the bank credit facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Events beyond the Company's control, including changes in general economic and business conditions, may affect the Company's ability to satisfy these covenants, which could result in a default under the bank credit facility. While there are currently no amounts of principal or interest owing under the bank credit facility, if an event of default under the bank credit facility occurs, the Company would be unable to draw down on the facility, or if amounts were drawn down at the time of the default, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due and payable and to enforce their security interest over substantially all property relating to the LaRonde Mine, the Goldex mine project and the Lapa mine project and the shares of 1715495 Ontario Inc. and Agnico-Eagle Sweden AB, the Company's subsidiaries through which it holds its indirect interest in the Kittila mine project. An event of default under the bank credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The mining industry is highly competitive and the Company may not be successful in competing for new mining properties.

        Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, leasing or other acquisitions in the areas where the Company contemplates conducting exploration activities. The Company may be at a competitive disadvantage in acquiring mining properties, as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staff than the Company. Accordingly, there can be no assurance that the Company will be able to compete successfully for new mining properties.

Due to the nature of the Company's mining operations, the Company may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Company's insurance coverage may prove inadequate to satisfy future claims against the Company.

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Company's operations are subject to numerous laws and extensive government regulations, which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Company to incur costs that adversely affect the Company's results of operations.

        The Company's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

        Under mine closure plans originally submitted to the Minister of Natural Resources in Quebec in 1996, the estimated reclamation costs for the LaRonde Mine and the adjacent Bousquet property are approximately $18 million and $3 million, respectively. Every five years mine closure plans must be amended to reflect any changes in circumstances surrounding a property and resubmitted to the Minister of Natural Resources. These amended reclamation plans are subject to approval by the Minister of Natural Resources, and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with attendant higher costs. In addition, the Minister of Natural Resources may require that the Company provide financial assurances to support such plans. At December 31, 2006, the Company had recorded an asset retirement obligation in its financial statements of $22 million, including $13.3 million allocated for the LaRonde Mine and $6.3 million allocated for the Bousquet property.

Fluctuations in foreign currency exchange rates in relation to the US dollar may adversely affect the Company's results of operations.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2002 to December 31, 2006, the noon buying rate, as certified by the Federal Reserve Bank of New York, fluctuated from a high of $1.6128 to a low of $1.0932. Historical fluctuations in the US dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations. Based on the Company's anticipated 2007 after-tax operating results, a 10% change in the US dollar/Canadian dollar exchange rate from the 2006 market average exchange rate would affect net income by approximately $0.05 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. In addition, a significant portion of the Company's expenditures at the Kittila mine project and the Pinos Altos project will be denominated in Euros and Mexican Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years. There can be no assurance that the Company's foreign exchange derivatives strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

The use of derivative instruments for the Company's byproduct metal production may prevent gains from being realized from subsequent byproduct metal price increases.

        While the Company's general policy is not to sell forward its future gold production, the Company has used, and may in the future use, various byproduct metal derivative strategies, such as selling future contracts or purchasing put options. The Company continually evaluates the potential short and long-term benefits of engaging in such derivative strategies based upon current market conditions. No assurance can be given, however, that the use of byproduct metal derivative strategies will benefit the Company in the future. There is a possibility that the Company could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Company could fail to produce enough byproduct metals to offset its forward delivery obligations, causing the Company to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of byproduct revenue. If the Company is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

        For the year ended December 31, 2006, the Company recorded a $15.1 million loss relating to derivatives on its byproduct production. None of the contracts establishing the derivatives positions qualified for hedge accounting treatment under US GAAP.

The trading price for Agnico-Eagle shares is volatile.

        The trading price of the Company's common shares has been and may continue to be subject to large fluctuations and, therefore, the trading price of securities convertible into or exchangeable for the Company's common shares may also fluctuate significantly, which may result in losses to investors. The trading price of the Company's common shares and securities convertible into or exchangeable for the Company's common shares may increase or decrease in response to a number of events and factors, including:

  •
  current events affecting the economic situation in Canada, the United States and elsewhere;

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  trends in the mining industry and the markets in which the Company operates;

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  changes in the market price of the commodities the Company sells;

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  changes in financial estimates and recommendations by securities analysts;

  •
  acquisitions and financings;

  •
  quarterly variations in operating results;

  •
  the operating and share price performance of other companies that investors may deem comparable; and

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  purchases or sales of blocks of the Company's common shares or securities convertible into or exchangeable for the Company's common shares.

        Wide price swings are currently common in the stock market. This volatility may adversely affect the prices of the Company's common shares and the securities convertible into or exchangeable for the Company's common shares regardless of the Company's operating performance.

Requirements of the Sarbanes Oxley Act

        In 2006, the Company documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes Oxley Act of 2002 ("SOX"). As of December 31, 2006, SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and an attestation report by the Company's independent auditors addressing this assessment.

        If the Company fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

        No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

Potential unenforceability of civil liabilities and judgments.

        The Company is incorporated under the laws of the Province of Ontario, Canada. The majority of the Company's directors and officers and certain of the experts named in this Form 20-F are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against the Company or these persons which are obtained in a United States court. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure you that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

ITEM 4.    INFORMATION ON THE COMPANY

History and Development of the Company

        The Company is an established Canadian gold producer with mining operations located in northwestern Quebec, mine construction projects in northwestern Quebec and northern Finland and exploration and development activities in Canada, Finland, northern Mexico and the western United States. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation in 1972, the Company has produced over 5.0 million ounces of gold. For a definition of terms used in the following discussion, see "— Property, Plant and Equipment — Mineral Reserve and Mineral Resource".

        The Company believes it is currently one of the lowest total cash costs per ounce producers in the North American gold mining industry. In 2006, the Company produced 245,826 ounces of gold at a total cash costs per ounce of minus $690, net of revenues received from the sale of silver, zinc and copper byproducts. For 2007, the Company expects total cash costs per ounce of gold produced to be approximately minus $80. These expected higher costs compared to 2006 are due to lower assumed byproduct metals prices than those realized in 2006. See "Note to Investors Concerning Certain Measures of Performance" for a discussion of the use of the non-US GAAP measure total cash costs per ounce. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties in the Abitibi region of Quebec in which the LaRonde Mine and the Goldex and Lapa mine projects are situated, with a view to increasing annual gold production and gold mineral reserve. In addition, the Company will continue exploration, development and construction at its Kittila mine project in northern Finland and exploration and development at the Pinos Altos project in northern Mexico. The Company also plans to pursue opportunities for growth in gold production and gold reserves through the acquisition or development of advanced exploration properties, development properties, producing properties and other mining businesses in the Americas or Europe.

        The Company operates through three regional units: the Canadian Region, the European Region and the Mexican Region. The Canadian region includes the LaRonde Mine (including the LaRonde Mine extension below Level 245, previously referred to as the LaRonde II project) and the Goldex and Lapa mine projects. The Company's operations in the European Region are conducted through its indirect subsidiary, Riddarhyttan

Resources AB ("Riddarhyttan"), which indirectly owns the Kittila mine project in Finland. The Company's operations in the Mexican Region are conducted through its subsidiary, Agnico Eagle Mexico S.A. de C.V., which owns the Pinos Altos project. In addition, the Company has an international exploration office in Reno, Nevada.

        The LaRonde Mine currently accounts for all of the Company's gold production. Since the commissioning of the mill in 1988, the LaRonde Mine has produced over 4.0 million ounces of gold. In March 2000, the Company completed the Penna Shaft at the LaRonde Mine to a depth of 2,250 metres. Production was expanded at the LaRonde Mine to 6,350 tonnes of ore treated per day in October 2002 and the milling complex has been operating well above this level for the last three years. In May 2006, the Company initiated construction of additional infrastructure to extend the LaRonde Mine below Level 245, formerly referred to as the LaRonde II project. The Company expects production from the LaRonde Mine extension to commence in 2011. The Company has recently initiated several other additional projects anticipated to begin production in the coming years. In July 2005, the Company began construction at the Goldex mine project, where initial production is expected to commence in 2008. In June 2006, the Company initiated construction of the Kittila mine project and announced on June 5, 2006 that it would accelerate construction of the Lapa mine project, which are both expected to commence production in 2008. Further, the Company's Pinos Altos project in northern Mexico is an advanced stage exploration project in a mining supportive jurisdiction. A feasibility study on the Pinos Altos project has been completed and is currently undergoing independent third party review.

        The Company's exploration program focuses primarily on the identification of new mineral reserve, mineral resource and development opportunities in proven gold producing regions. Current exploration activities are concentrated in northwestern Quebec, northern Finland, northern Mexico and Nevada. Several other projects were evaluated during the year in different countries where the Company believes the potential for gold occurrences is excellent, and which it believes to be politically stable. The Company currently manages several projects which it owns or has an interest in. Currently, the Company manages exploration on 77 properties in central and eastern Canada, 12 properties in Nevada and Idaho in the United States, one mining license and several claims and reservations in Finland, and two properties in Mexico. In 2006, the Company opened administrative offices in Chihuahua, Mexico and in Helsinki and Kittila, Finland.

        In addition, the Company continuously evaluates opportunities to make strategic acquisitions. In the second quarter of 2004, the Company acquired an approximate 14% ownership interest in Riddarhyttan, a Swedish precious and base metals exploration and development company that was at the time listed on the Stockholm Stock Exchange. In November 2005, the Company completed a tender offer (the "Riddarhyttan Offer") for all of the issued and outstanding shares of Riddarhyttan that it did not own. The Company issued 10,023,882 of its shares and has paid and committed an aggregate of $5.1 million cash as consideration to Riddarhyttan shareholders in connection with the Riddarhyttan Offer. The Company, through wholly-owned subsidiaries, currently holds 100% of Riddarhyttan. Riddarhyttan, through its wholly-owned subsidiary, Agnico-Eagle AB (formerly Suurikulta AB), is the 100% owner of the Kittila (formerly Suurikuusikko) gold deposit, located approximately 900 kilometres north of Helsinki near the town of Kittila in Finnish Lapland. Riddarhyttan's property position in the Kittila area consists of approximately 16,000 hectares with similar Precambrian greenstone belt geology and topography to the Company's land package in the Abitibi region of Quebec.

        In the first quarter of 2005, the Company entered into an exploration and option agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos project in northern Mexico. The Pinos Altos project is located on an approximately 11,000 hectare property in the Sierra Madre gold belt, roughly 225 kilometres west of the city of Chihuahua in the state of Chihuahua in northern Mexico. Under the exploration and option agreement, the Company was required to spend $2.8 million on a 16,800 metre diamond drilling program. In December 2005, the length of time in which the Company could exercise its option to acquire Penoles' 100% interest in the Pinos Altos project was extended and, in February 2006, the Company exercised the option. Under the terms of the exploration and option agreement, the purchase price was stipulated as $66.8 million, comprised of $32.5 million in cash and 2,063,635 shares of the Company. The transaction closed in March 15, 2006.

        On February 14, 2007, the Company announced that it and its wholly-owned subsidiary, Agnico-Eagle Acquisition Corporation ("Agnico Acquisition") had signed an agreement with Cumberland Resources Ltd.

("Cumberland"), a pre-production development stage company listed on the the Toronto Stock Exchange (the "TSX") and American Stock Exchange, under which the Company and Agnico Acquisition agreed to make an exchange offer (the "Cumberland Offer") for all of the outstanding shares of Cumberland not already owned by the Company. The Company currently owns 2,037,000 or 2.6%, of the outstanding shares of Cumberland on a fully diluted basis. Under the Cumberland Offer, the Company will issue 0.185 common shares of the Company for each common share of Cumberland deposited and taken up under the Cumberland Offer.

        The formal offer and take-over documentation were mailed to the shareholders of Cumberland on March 12, 2007. The Cumberland Offer will be open for acceptance for a minimum 35 days following the date of mailing. The Cumberland Offer is subject to certain conditions of completion including the absence of a material adverse change in respect of Cumberland, acceptance of the offer by Cumberland's shareholders owning not less than two-thirds of the Cumberland common shares on a fully diluted basis, and the absence of an event in the financial markets that has a material adverse effect on Cumberland. Once the two-thirds of the acceptance level is met, the Company and Agnico Acquisition intend to take steps to acquire all outstanding Cumberland shares. The Company has no other commitments or agreements with respect to any other material acquisitions.

        In 2006, the Company's capital expenditures were $149 million. The 2006 capital expenditures included $40 million at the LaRonde Mine (which was comprised of $22 million of sustaining capital expenditure and $18 million comprised mostly of expenditures on the LaRonde Mine extension and the ramp below Level 215), $62 million at the Goldex mine project, $14 million at the Lapa mine project and $21 million at the Kittila mine project. In addition, the Company spent $31 million on exploration activities at the Company's grassroots exploration properties. Budgeted 2007 exploration and capital expenditures of $336 million include $91 million at the LaRonde Mine (including $27 million on sustaining capital expenditures and $64 million on the LaRonde Mine extension), $91 million on construction at the Goldex mine project, $37 million at the Lapa mine project, $96 million at the Kittila mine project and $20 million at the Pinos Altos project. In addition, the Company plans exploration expenditures on grassroots exploration projects of approximately $13 million. The financing for these expenditures is expected to be from internally generated cash flow from operations and from the Company's existing cash balances. Depending on the success of the exploration programs at these and other properties, the Company may be required to make additional capital expenditures for exploration, development and preproduction.

        Capital expenditures by the Company in 2005 and 2004 were $70 million and $53 million, respectively. In 2005, these capital expenditures were comprised of $43 million at the LaRonde Mine (including the LaRonde Mine extension), $14 million at the Goldex mine project and $13 million at the Lapa mine project. Capital expenditures in 2004 were comprised of $38 million at the LaRonde Mine (including the LaRonde Mine extension), $4 million at the Goldex mine project and $8 million at the Lapa mine project.

        The Company was formed by articles of amalgamation under the laws of the Province of Ontario on June 1, 1972 as a result of the amalgamation of Agnico Mines Limited ("Agnico Mines") and Eagle Gold Mines Limited ("Eagle"). Agnico Mines was incorporated under the laws of the Province of Ontario on January 21, 1953 under the name "Cobalt Consolidated Mining Corporation Limited". Eagle was incorporated under the laws of the Province of Ontario on August 14, 1945.

        On December 19, 1989, Agnico-Eagle acquired the remaining 57% interest in Dumagami Mines Limited not already owned by it as a consequence of the amalgamation of Dumagami Mines Limited with a wholly-owned subsidiary of Agnico-Eagle, to continue as one company under the name Dumagami Mines Inc. ("Dumagami"). On December 29, 1992, Dumagami transferred all of its property and assets, including the LaRonde Mine, to Agnico-Eagle and was subsequently dissolved. On December 8, 1993, the Company acquired the remaining 46.3% interest in Goldex Mines Limited not already owned by it, as a consequence of the amalgamation of Goldex Mines Limited with a wholly-owned subsidiary of the Company, to continue as one company under the name Goldex Mines Limited. On January 1, 1996, the Company amalgamated with two wholly-owned subsidiaries, including Goldex Mines Limited.

        In October 2001, pursuant to a plan of arrangement, the Company amalgamated with an associated corporation, Mentor Exploration and Development Co., Limited ("Mentor"). In connection with the arrangement, the Company issued 369,348 common shares in consideration for the acquisition of all of the issued and outstanding shares of Mentor that it did not already own.

        The Company has an approximately 14.8% interest in Stornoway Diamond Corporation ("Stornoway"), a public company listed on the TSX under the symbol "SWY". Stornoway is a diamond exploration company with an extensive property portfolio in northern Canada and Botswana. Stornoway is incorporated under the laws of the Province of British Columbia. The Company acquired a portion of its interest in Stornoway in connection with a share exchange take-over bid made by Stornoway for Contact Diamond Corporation ("Contact"), which was at the time a TSX-listed exploration and development company with diamond properties in Ontario, Quebec and the Northwest Territories. The Company acquired 4,968,747 common shares of Stornoway through the tender of its entire interest (approximately 31%) in Contact to this offer. The remainder of the Company's interest in Stornoway was obtained through the purchase of subscription receipts of Stornoway for $22.5 million through which the Company acquired an additional 17,629,084 common shares of Stornoway on September 19, 2006 and pursuant to a note assignment agreement dated February 12, 2007 between the Company, Stornoway and Contact whereby the C$4,009,825 debt owed to the Company was satisfied by the issuance to the Company of 3,207,861 common shares of Stornoway. On January 17, 2007, Stornoway completed its acquisition of Contact by way of a compulsory acquisition.

        The Company's executive and registered office is located at Suite 500, 145 King Street East, Toronto, Ontario, Canada M5C 2Y7; telephone number (416) 947-1212; website: http://www.agnico-eagle.com. The information contained on the website is not part of this Form 20-F.

Business Overview

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        First, the Company and its predecessors have over three decades of continuous gold production, experience and expertise in metals mining. The Company's operations and exploration and development projects are located in areas that are supportive of the mining industry. The Company's current mine and three of its construction projects are located in northwestern Quebec, one of North America's principal gold-producing regions. The Company's Kittila mine project (the Suurikuusikko deposit) in northern Finland, and its advanced exploration project at Pinos Altos in northern Mexico, are located in regions which the Company believes are also supportive of the mining industry.

        Second, the Company believes that it is one of the lowest total cash costs per ounce producers in the North American gold mining industry, with total cash costs per ounce of gold produced at minus $690 in 2006. The Company has achieved significant improvements in this measure through the strength of its byproduct revenue, the economies of scale afforded by its large single shaft mine and its dedication to cost-efficient mining operations. In addition, the Company believes its highly motivated work force contributes significantly to continued operational improvements and to the Company's low cost producer status.

        Third, the Company's existing operations at the LaRonde Mine provide a strong economic base for additional mineral reserve and production development at the property and in the Abitibi region of northwestern Quebec and for the development of its projects in Finland and Mexico. The experience gained through building and operating the LaRonde Mine is expected to assist with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde Mine is expected to support the mine construction projects at the nearby Goldex and Lapa properties, and the construction of the LaRonde extension.

        Fourth, the Company's senior management team has an average of approximately 20 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations. The geological knowledge that management has gained through its years of experience in mining and developing the LaRonde Mine is expected to benefit the Company's current expansion program in Quebec, Finland and Mexico.

        The Company believes it can benefit not only from the existing infrastructure at its mine, but also from geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties. The Company's goal is to apply the proven operating principles of the LaRonde Division to each of its existing and future properties.

        The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, Finland and Mexico with a view to increasing annual gold production and gold mineral reserves. In 2005, the Company initiated construction of the Goldex mine project. In 2006, the Company accelerated construction of the Lapa mine project and to initiated construction of the LaRonde Mine extension (previously referred to as the LaRonde II project) and the Kittila mine project in northern Finland. At the Pinos Altos project in northern Mexico, work will continue on deep exploration and resource conversion in the Santo Nino, Cerro Colorado and Oberon de Weber zones.

        The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in early-stage exploration companies and primary exploration activities. By investing in early-stage exploration companies, the Company believes that it has been able to acquire control of exploration properties at favourable prices. The Company's approach to property acquisition has evolved to include joint ventures and partnerships and the acquisition of producing properties.

        Agnico-Eagle mitigates the likelihood and potential severity of the various risks it encounters in its day to day operations through the application of high standards in the planning, construction and operation of mining facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. Agnico-Eagle's operating and technical personnel have a solid track record of developing and operating precious metal mines and the LaRonde Mine has been recognized for its excellence in this regard with various safety and development awards. Unfortunately, in spite of efforts to ensure the safety of employees, industrial accidents can occur. In the first quarter of 2005, an accident claimed the life of an employee. Quebec's Commission de la santé et de la sécurité du travail completed an investigation into this accident and determined that the accident was caused by human error and the Company expects no further fines or sanctions in connection with the accident. The Company previously paid C$27,500 in fines relating to two fatalities at the LaRonde Mine in January 2004. Other than the investigations discussed above, no regulatory action has been initiated against the Company in connection with these industrial accidents. The Company's LaRonde Mine remains one of the safest mines in Quebec with a lower accident frequency index than the provincial mining industry average. Nevertheless, the Company and its employees continue with a focused effort to improve workplace safety and the Company has placed additional emphasis on safety procedure training for both mining and supervisory employees.

        Agnico-Eagle also mitigates some of the Company's normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and only permits the purchase of coverage from insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3. Key Information — Risk Factors".

Mining Legislation and Regulation

Canada

        The mining industry in Canada operates under both federal and provincial legislation governing the exploration, development, operation and decommissioning of mines and mineral processing facilities. Such legislation relates to the method of acquisition and ownership of mining rights, labour, occupational or worker health and safety standards, royalties, mining, exports, reclamation, closure and rehabilitation of mines, and other matters.

        The mining industry in Canada is also subject to extensive laws and regulations at both the federal and provincial levels concerning the protection of the environment. The primary federal and provincial regulatory authorities with jurisdiction over the Company's mining operations in respect of environmental matters are the Department of Fisheries and Oceans, the Quebec Ministry of Sustainable Development, Environment and Parks and the Quebec Ministry of Natural Resources and Wildlife. The construction, development and operation of a mine, mill or refinery requires compliance with applicable environmental laws and regulations and/or review processes including the obtaining of land use permits, water permits, air emissions certifications, hazardous substances management and similar authorizations from various governmental agencies. Environmental laws and regulations impose high standards on the mining industry to reduce or eliminate the effects of waste generated by mining and processing operations and subsequently deposited on the ground or emitted into the air or water. Laws and regulations regarding the decommissioning, reclamation and rehabilitation of mines may require approval of reclamation plans, the provision of financial assurance and the long-term management of former mines.

        In Quebec, mining rights are governed by the Mining Act (Quebec). A claim entitles its holder to explore for minerals on the subject land. It remains in force for a term of two years from the date it is registered and may be renewed indefinitely subject to continued exploration works in relation thereto. In order to retain title to mining claims, in addition to paying a small bi-annual rental fee, exploration work (or an equivalent value cash payment) has to be completed in advance (either on the claim or on adjacent mining claims, concessions or leases) and filed with the Quebec Ministry of Natural Resources and Wildlife. The amount of exploration work (and bi-annual rental fee) required bi-annually currently ranges from C$48 to C$3,600 per claim depending on its location, area and period of validity (the rate is fixed by Quebec Government regulations). In 1966, the mining concession system set out for lands containing mineralized zones by the Mining Act (Quebec) was replaced by a system of mining leases but the mining concessions sold prior to such replacement remained in force. A mining lease entitles its holder to mine and remove valuable mineral substances from the subject land, providing it pays the annual rental set by Quebec government regulations, which currently range from C$19 (on land privately held) to C$39 (on land within the domain of the State) per hectare. Leases are granted initially for a term of 20 years and are renewable up to three times, each for a duration of 10 years. After the third renewal, the Minister of Natural Resources and Wildlife may grant an extension thereof on the conditions, for the rental and for the term he determines.

Finland

        Mining legislation in Finland consists of the Mining Act and the Mining Decree, which are currently being reformed. The reform is still in its early stages, and the eventual draft for a Government proposal will be circulated widely for comment before being passed on to the Parliament. In Finland any individual, corporation, or foundation having its principal place of business or central administration within the European Economic Area is entitled to the same rights to carry out prospecting, to stake a claim and to exploit a deposit as any Finnish citizen or corporation.

        The Ministry of Trade and Industry ("MTI") is primarily responsible for mining legislation and administration as well as granting concessions. If there are no impediments to granting a claim, the MTI is obliged to grant the applicant a prospecting licence. The MTI has no power of discretion as to the material merits of the mining operation. A prospecting licence, which is in force for one to five years, depending on the scope of the search for mineable minerals, gives the holder the right to examine the area in order to determine the size and scope of the deposit. In order to obtain the rights to the mineable minerals located on the claim, the claimant must apply to the MTI for the appropriation of a mining patent. When the mining patent procedure has become final (i.e., unappealable) regarding all matters other than compensation, the MTI must issue the mining operator a mining certificate which gives the holder the right to fully exploit all mineable minerals found in the mining patent.

        Mining operations must be carried out in accordance with a number of laws and regulations concerning conservation and environmental protection issues. Under the Environmental Protection Act mining activities require an environmental permit which is issued either for a definite or for an indefinite period of time. The Act is based on the principles of prevention and minimising of damages and hazards, application of the best available technology, application of the best environmental practice and "polluter pays".

        The Act on Compensation for Environmental Damage includes provisions on the compensation for damage to a person or property resulting from pollution of water, air or soil, noise, vibration, radiation, light, heat or smell, or other similar nuisance caused by an activity carried out at a fixed location. This Act is based on the principle of strict liability, that is liability without fault if the causal relation between the activity and the damage can be established.

        In addition to the environmental permit, mining operators require several other permits and obligations under environmental protection legislation.

        According to the Land Use and Building Act, the buildings and constructions required in mining will require building permits. Furthermore, according to the Act on Environmental Impact Assessment Procedure, certain projects always require compliance with an environmental impact assessment procedure. These include major projects with a considerable impact on the environment, such as the excavation, enrichment and handling of metals and other minerals in cases where the excavated material is estimated to exceed 550,000 tonnes annually. A permit authority may not give its approval to an activity covered by the scope of the Act on the Environmental Impact Assessment Procedure without having taken an environmental impact assessment report into consideration.

Mexico

        Mining in Mexico is subject to the Mining Law, a federal law. Under the Mexican Constitution, all minerals belong to the Mexican Nation. Private parties may explore and extract them pursuant to mining concessions granted by the executive branch of the Mexican Federal Government, as a general rule to whoever first claims them. While the Mining Law touches briefly upon labour, occupational or worker health and safety standards, these are primarily dealt with by the Federal Labour Law, also a federal statute. The Mining Law also briefly addresses environmental matters, which are primarily regulated by the General Law of Ecological Balance and Protection of the Environment, also of federal jurisdiction.

        The primary agencies with jurisdiction over mining activities are the Ministry of the Economy, the Ministry of Labor and Social Welfare and the Ministry of the Environment and Natural Resources. The National Water Commission has jurisdiction regarding the granting of water rights, and the Ministry of Defense as concerns the use of explosives.

        Concessions are for 50 years, renewable once. The main obligations to keep them current is the semi-annual payment of mining duties (taxes), based on the surface of the concession, and the performance of work in the areas covered by the concessions, which is evidenced by minimum expenditures or by the production of ore.

Organizational Structure

        The Company's significant subsidiaries (all of which are wholly owned, unless otherwise indicated) include Riddarhyttan, 1715495 Ontario Inc., which owns all of the shares of Agnico-Eagle Sweden AB, Agnico-Eagle Sweden AB, a Swedish company through which the Company holds its interest in Riddarhyttan, and Agnico-Eagle AB, a Swedish company through which Riddarhyttan holds its interest in the Kittila mine project. See "— History and Development of the Company" and "— Property, Plant and Equipment — Riddarhyttan (Suurikuusikko Project)". Riddarhyttan Resources Oy provides services in connection with the Company's operations at the Kittila Mine project in Finland. The Company's only other significant subsidiary is Agnico-Eagle (Delaware) LLC, a limited liability company organized under the laws of Delaware.

        The Company's acquisition of the Pinos Altos project in northern Mexico was made through its wholly-owned Mexican subsidiary, Agnico Eagle Mexico S.A. de C.V. The Company's wholly-owned subsidiaries Servicios Agnico Eagle Mexico, S.A. de C.V. and Servicios Pinos Altos, S.A. de C.V. provide services in connection with the Company's operations in Mexico. The Company's operations in the United States are conducted through Agnico-Eagle (USA) Limited.

        In addition, the Company has an approximate 14.8% interest in Stornoway, a TSX listed diamond exploration company, organized under the laws of British Columbia. See "— History and Development of the Company".

        The following chart sets out the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company's subsidiaries:

Agnico-Eagle Organizational Chart

Property, Plant and Equipment

        The LaRonde Mine and the Goldex and Lapa mine projects and the Bousquet and Ellison properties are located in the Abitibi region of northwestern Quebec. The Abitibi region is characterized by an availability of experienced mining personnel. The climate of the region is continental and the average annual rainfall is 64 centimetres and the average annual snowfall is 318 centimetres. The average monthly temperatures range from a minimum of -23 degrees Celsius in January to a maximum of 23 degrees Celsius in July. Under normal circumstances, mining operations are conducted year round without interruption due to weather conditions.

Location Map of Abitibi Properties

LaRonde Mine

        The LaRonde Mine is situated approximately 60 kilometres west of the City of Val d'Or in northwestern Quebec (approximately 650 kilometres northwest of Montreal, Canada) in the municipalities of Preissac and Cadillac. At December 31, 2006, the LaRonde Mine was estimated to contain proven mineral reserves of 513,000 ounces of gold comprised of 5.8 million tonnes of ore grading 2.76 grams per tonne and probable mineral reserves of 4.6 million ounces of gold comprised of 29.8 million tonnes of ore grading 4.83 grams per tonne. In addition, the LaRonde Mine has 5.6 million tonnes of indicated mineral resources grading 2.14 grams per tonne. The Company's LaRonde Mine consists of the LaRonde property, and the adjacent El Coco and Terrex properties, each of which is 100% owned and operated by the Company. The LaRonde Mine can be accessed from either Val d'Or in the east or Rouyn-Noranda in the west, which are located approximately 60 kilometres from the LaRonde Mine via Quebec provincial highway No. 117. The LaRonde Mine is situated approximately two kilometres north of highway No. 117 on Quebec regional highway No. 395. The Company has access to the Canadian National Railway at Cadillac, Quebec, approximately six kilometres from the LaRonde Mine. The elevation is 337 metres above sea level. All of the LaRonde Mine's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. Water used in the LaRonde Mine's operations is sourced from Lac Preissac and is transported approximately four kilometres to the mine site through a surface pipeline.

        The LaRonde Mine operates under mining leases obtained from the Quebec Ministry of Natural Resources and under certificates of approval granted by the Quebec Ministry of the Environment. The LaRonde property consists of 35 contiguous mining claims and one provincial mining lease and covers in total approximately 884.1 hectares. The El Coco property consists of 22 contiguous mining claims and a provincial mining lease and covers in total approximately 356.7 hectares. The Terrex property consists of 20 mining claims that cover in total approximately 408.4 hectares. The mining leases on the LaRonde and El Coco properties expire in 2008 and 2021, respectively, and are automatically renewable for three further ten-year terms on payment of a small fee. The Company also has two surface rights leases covering approximately 122.3 hectares that relate to the water pipeline right of way from Lake Preissac and the eastern extension of the LaRonde tailings pond #7 on the El Coco property. The surface rights leases are renewable annually.

        The LaRonde Mine includes underground operations at the LaRonde and El Coco properties that can both be accessed from the Penna Shaft, a mill, treatment plant, secondary crusher building and related facilities. The El Coco property was acquired from Barrick Gold Corporation ("Barrick") in June 1999 and is subject to a 50% net profits interest on future production from approximately 500 metres east of the LaRonde property boundary. The remaining 1,500 metres is subject to a 4% net smelter return royalty. This area of the property is now substantially mined out and the Company did not pay royalties in 2005 or 2006 and does not expect to pay royalties in 2007. In 2003, exploration work started to extend outside of the LaRonde property on to the Terrex property where a down plunge extension of the 20 North gold zone was discovered. The Terrex property is subject to a 5% net profits royalty to Delfer Gold Mines Inc., a 1% net smelter return royalty to Breakwater Resources Ltd. and a 2% net smelter return royalty to Barrick. In addition, the Company owns 100% of the Sphinx property immediately to the east of the El Coco property.

Mining and Milling Facilities

        The LaRonde Mine was originally developed utilizing a 1,207 metre shaft (Shaft #1) and an underground ramp access system. The ramp access system is available down to the 25th Level of Shaft #1 and then continues down to Level 227 at the Penna Shaft. The mineral reserve accessible from Shaft #1 was depleted in September 2000 and Shaft #1 is no longer in use. A second production shaft (Shaft #2), located approximately 1.2 kilometres to the east of Shaft #1, was completed in 1994 down to a depth of 525 metres and was used to mine Zones #6 and #7. Both ore zones were depleted in March 2000 and the workings were allowed to flood up to the 6th Level (approximately 280 metres). A third shaft (the Penna Shaft) located approximately 800 metres to the east of Shaft #1, was completed down to a depth of 2,250 metres in March 2000. The Penna Shaft is used to mine Zones 20 North, 20 South, 7 and 6.

        Four mining methods have historically been used at the LaRonde Mine: open pit for the three surface deposits, sublevel retreat, longitudinal retreat with cemented backfill, and transverse open stoping with both cemented and unconsolidated backfill. The primary source of ore at the LaRonde Mine continues to be from underground mining methods. During 2006, two methods were used: longitudinal retreat with cemented backfill and transverse open stoping with both cemented and unconsolidated backfill. In the underground mine, sublevels are driven at 30 metre and 40 metre vertical intervals, depending on the depth. Stopes are undercut in 15 metre panels. In the longitudinal method, panels are mined in 15 metre sections and backfilled with 100% cemented rock fill or paste fill. In the transverse open stoping method, 50% of the ore is mined in the first pass and filled with cemented rock fill or paste fill from the paste backfill plant completed in 2000 and located on the surface at the processing facility. On the second pass, the remainder of the ore is mined and filled with unconsolidated waste rock fill or cemented paste backfill.

        Surface facilities at the LaRonde Mine include a processing plant with a daily capacity of 6,350 tonnes of ore, which has been expanded four times from the original 1,630 tonnes of ore treated per day rate. The expansion to 6,350 tonnes per day was completed in October 2002 and the milling complex has been operating well above this level for the past three years. This expansion consisted of additions to the grinding and precious metals circuits and modifications to the copper and zinc flotation circuits. An ore handling system was completed at the end of 1999. It included a truck dump linked by a new conveyor gallery to a coarse ore bin with a capacity of 4,500 tonnes. The coarse ore bin feeds a semi-autogenous grinding (SAG) mill that was installed at the end of 1999. Ore from the Penna Shaft is transported to the ore handling facility by 32 tonne trucks.

        The milling complex consists of a grinding, copper flotation, zinc flotation, and a precious metals recovery circuit and refinery. A copper concentrate containing approximately 71% of the gold plus byproduct silver and copper is recovered. The zinc flotation circuit produces a zinc concentrate containing approximately 5% of the gold. The remaining 16% is recovered by the precious metals circuit, including a refinery using the Merrill Crowe process, and it is shipped as doré bars. Both the zinc and copper flotation circuits consist of a series of column and mechanical cells that sequentially increase the zinc concentrate and copper concentrate quality. In 2006, zinc recoveries averaged 88% and zinc concentrate quality averaged 54% zinc. In 2006, copper recoveries averaged 82% and copper concentrate quality averaged 10% for the year.

        Since 1991, gold recoveries have averaged 93%. During 2006, gold recoveries averaged approximately 92%. In 2006, silver recoveries averaged 88%. During 2006, the mill processed approximately 2.67 million tonnes of ore, averaging approximately 7,324 tonnes of ore treated per day and operating at 94% of available time.

        The following table sets out the metal recoveries, concentrate grades and contained metals for the 2.673 million tonnes of ore extracted by the Company at the LaRonde Mine in 2006.

		Copper Concentrate (78,406 tonnes produced)		Zinc Concentrate (177,802 tonnes produced)
	Head Grades					Dore Produced	Overall Metal Recoveries	Payable Production (000s)
		Grade	Recovery	Grade	Recovery
Gold	3.13 g/t	76.2 g/t	71.5%	2.1 g/t	4.6%	41,721 oz	91.51%	245,826 oz
Silver	76.6 g/t	1,590 g/t	60.9%	155 g/t	13.4%	868,971 oz	87.53%	4,955,164 oz
Zinc	4.13%	7.6%	—	54.4%	87.6%	—	87.60%	82,182 t
Copper	0.37%	10.3%	82.4%	—	—	—	82.40%	7,289 t

        Currently, water is treated at various facilities at the LaRonde Division. Prior to the water entering the tailings pond system, cyanide is removed at a cyanide destruction facility using a sulphur dioxide (Inco) process. A secondary treatment plant located between the #1 and #2 polishing ponds uses a peroxysilica process to complete the cyanide destruction process. In addition, water with higher than permissible acidity is treated by lime in the mill complex prior to being released to the environment. In the first quarter of 2004, in response to revised Federal mining effluent regulations, the Company completed and commissioned a new water treatment plant that reduces tailing effluent toxicity immediately prior to discharge. The plant uses a new biological treatment process to treat water from ore milling. At the end of March 2004, treated water released from the plant successfully passed a toxicity test. In 2004, high water levels at the tailings pond at LaRonde caused by above average rainfall, overcast conditions and the retention of excess water in the tailings pond prior to completion of the water treatment plant were mitigated by a discharge of slightly toxic water under a transitional discharge permit from Environment Canada. In March 2005, the Company received a notice of infraction from the Quebec Ministry of the Environment relating to the discharge. In 2004, to increase the capacity in the tailings pond and treatment process, the Company installed a coffer dam in the tailings pond to provide extra capacity and initiated construction on a second phase expansion of the water treatment plant to further increase treatment capacity. The second phase of the plant was completed in December 2004. Biomass build-up was completed and the second phase was fully operational in the second quarter of 2005. Expenditures for this second phase expansion were $4.2 million.

        Retention of excess water in the tailings pond complex prior to commissioning the second phase of the water treatment plant caused concentrations of contaminants in the pond water to almost double. As a result, the flowrate at the plant had to be reduced from design values to process the higher contaminant concentrations. Accordingly, treatment of the accumulated water in the tailings pond proceeded at a slower pace than expected, and in 2005 the Company raised the tailings pond dikes by three metres to ensure the continued safe operation of the tailings pond complex. In conjunction with consultants, the Company is further researching the physical, biological and chemical processes taking place during the treatment process so that it may increase treatment flowrate and achieve stable treatment performance. This optimisation work was continued in 2006 and the process is now more stable and better understood. In 2005, the effluent discharge from the tailings pond failed the toxicity test for daphnia for a one-week period and exceeded the permitted monthly average suspended solids concentration. A notice of infraction was issued to the mine on these two counts in September 2005. The Quebec Ministry of the Environment has indicated to the Company that it will not impose fines or other sanctions in connection with the notice of infraction. In 2006, final discharge was non toxic for both trout and daphnia.

        Tailings are stored in a tailings pond covering an area of approximately 119 hectares and waste rock is stored in two waste rock piles with a combined volume of approximately 1.43 million cubic metres. The Company holds mining claims to the northeast, to the east and to the southeast of the tailings ponds that would allow expansion of the tailings ponds and the establishment of additional waste disposal areas.

Development

        In 2006, a total of 9,679 metres of lateral development was completed. Development was focused on stope preparation of mining blocks for production in 2006 and 2007, especially the preparation of the new lower mine production horizon, Level 224. A total of 1,215 metres of development work was completed for the LaRonde Mine extension mainly on Levels 203, 206 and 215. This includes shaft stations on Levels 206 and 215, ramp access from Levels 203 to 206, a sheave deck and excavations necessary for installing the three new hoists. In addition, 1,137 metres of development work was completed at Bousquet for stope preparation on Levels 3-1 and 3-3.

        A total of 10,000 metres of lateral development is planned for 2007. The main focus of development work continues to be stope preparation. The Company plans to develop down to Level 245 and prepare the access to Zone 20 South on two levels, Level 209 and Level 212. Finally, the Company will initiate construction of a ramp up from Level 98 to Level 94. There are 400 metres of exploration drift planned in 2007 and access to Zone 7 between Levels 182 and 173 on the 215 exploration drift. This will be used to test the new target west of the Zone 20 North below the Bousquet II shaft. For LaRonde, a total of 560 metres is planned mainly to complete infrastructure around the new shaft and for the start of the shaft sinking.

Geology and Diamond Drilling

        Geologically, the LaRonde Mine property is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Sub-Province and the Pontiac Sub-Province within the Superior Province of the Canadian Shield. The most important regional structure is the Cadillac-Larder Lake fault zone (the "CLL Fault Zone") marking the contact between the Abitibi and the Pontiac sub-provinces, located approximately two kilometres to the south of the LaRonde property.

        The geology that underlies the LaRonde Mine consists of three east-west trending, steeply south dipping and generally southward facing regional lithological units (geological Groups). The units are, from north to south: (i) 400 metres of the Kewagama Group which is made up of a thick band of interbedded wacke; (ii) 1,500 metres of the Blake River Group, a volcanic assemblage which hosts all the known economic mineralisation on the property; and (iii) 500 metres of the Cadillac Group, made up of a thick band of wacke interbedded with pelitic schist and minor iron formation.

        Zones of strong sericite and chlorite alterations, which enclose massive to disseminated sulphide mineralization (in which gold, silver, copper and zinc are mined at the LaRonde Mine), follow steeply dipping, east-west trending, anastomosing shear zone structures within the Blake River Group volcanic units from east to west across the property. These shear zones comprise a larger structure, the Doyon-Dumagami Structural Zone, which hosts several important gold occurrences (including the Doyon gold mine and the former Bousquet mines) and has been traced for over 10 kilometres within the Blake River Group from the LaRonde Division property westward to the Mouska gold mine.

        The gold bearing zones at the LaRonde Division are lenses of disseminated, stringer through to massive, aggregates of coarse pyrite with zinc, copper and silver content, so far. Ten zones that vary in size from 50,000 to 40,000,000 tonnes have been identified, of which four are (or are believed to be) economic. Gold content is not proportional to the total sulphide content but does increase with copper content. Gold values are also higher in areas where the pyrite lenses are cross-cut by tightly spaced north-south fractures cut the pyrite lenses.

        These historical relationships are maintained at the Penna Shaft zones. The zinc-silver (i.e. Zone 20 North) mineralization with lower gold values, common in the upper Mine, grades into gold-copper mineralization within the lower Mine. Gold value enhancement associated with cross-cutting north-south fractures also occurs within the LaRonde Mine. Predominant base metal sulphides within the LaRonde Mine are chalcopyrite (copper) and sphalerite (zinc).

        This combined mineral reserve for the LaRonde mines for year end 2006 is 35.6 tonnes which only represents a 1.9% decrease. This 35.6 million tonnes of mineral reserves includes the replacement of 2.6 million tonnes that were mined in 2006. The Company's ability to sustain its level of proven and probable mineral reserve was primarily due to continued successful exploration results at depth.

Exploration and Diamond Drilling

        The LaRonde Mine 2006 exploration program has been a continuation of the diamond drilling from the 215 level exploration drift, approximately 2,150 metres below the surface. This drift, completed in 2005 west of the Penna Shaft, provides access for deep drilling along 2,000 metres of the Bousquet-LaRonde stratigraphy. Much of the 2006 drilling was undertaken to define the western limit of the deposit below Level 245, consequently the western and eastern edges of the reserves below Level 245 are known; however the deposit remains open at depth. Another important focus of the drilling was to continue exploring below and down plunge of the Bousquet II deposit at 2,000 to 3,000 metres below surface. Systematic drilling along the Bousquet stratigraphy has been successful in the past, notably the discovery of the LaRonde deposit. Finally, some in-fill drilling was also completed within selected areas of the resource envelope below Level 245 at LaRonde to confirm continuity. In addition, some definition and delineation drilling was completed to assist in final mining stope design mainly of Zone 20 North.

        A summary of the diamond drilling completed on the LaRonde Mine property is set out below:

	Number of Holes Drilled		Length Drilled (m)
LaRonde Target for Diamond Drilling	2006	2005	2006	2005
Production Stope Delineation	136	231	7,631	10,485
Definition	50	75	10,614	11,568
Deep Exploration (below Level 245, Zone 20 North)	38	53	22,135	23,025
TOTAL	224	359	40,380	45,078

        The combined cost of the diamond drilling at the LaRonde Mine was approximately $2.8 million in 2006 (including $0.9 million in definition and delineation drilling expenses charged to operating costs at the LaRonde Mine). Expenditures on exploration in 2006 were $1.9 million and are expected to be $2.9 million in 2007.

        Zone 20 North was the main focus of the drilling completed in 2006. The Company believes that Zone 20 North is one of the largest gold bearing massive sulphide mineralized zones known in the world and one of the largest mineralized zones known in the Abitibi region of Ontario and Quebec. The following table summarizes Zone 20 North's contribution to the LaRonde Mine's mineral reserve:

Proven and Probable Mineral Reserves
Total LaRonde Property	35,642,143 tonnes
Zone 20 North	34,073,777 tonnes

        The following table summarizes Zone 20 North's contribution to the LaRonde Mine's mineral resources (see "Note to Investors Concerning Estimates of Mineral Resources"):

Measured and Indicated Mineral Resources
Total LaRonde Property	5,600,613 tonnes
Zone 20 North	4,511,888 tonnes

Inferred Mineral Resources
Total LaRonde Property	5,271,787 tonnes
Zone 20 North	4,457,303 tonnes

        Zone 20 North initially occurs at a depth of 700 metres below surface and has been traced down to a depth of 3,100 metres below surface. With increased access on the lower levels of the mine (i.e., Levels 170, 194, 215 and 224), the transformation from a "zinc/silver" ore body to a "gold/copper" deposit continued during 2006.

        Zone 20 North can be divided into an upper zinc/silver-enriched zone and a lower gold/copper-enriched zone. The zinc zone has been traced over a vertical distance of 1,700 metres and a horizontal distance of 570 metres, with thicknesses approaching 40 metres. The gold zone has been traced over a vertical distance of over 2,200 metres and a horizontal distance of 600 metres, with thicknesses varying from three metres to 30 metres. The zinc zone consists of massive zinc/silver mineralization containing 50% to 90% massive pyrite and 10% to 50% massive light brown sphalerite. The gold zone mineralization consists of 30% to 70% finely disseminated to massive pyrite containing 1% to 10% chalcopyrite veinlets, minor disseminated sphalerite and rare specks of visible gold. Gold grades are generally related to the chalcopyrite or copper content. This is the same historical relationship noted at Shaft #1's Main Zone. At depth, the massive sulphide lens becomes richer in gold and copper. During 2006, 2.5 million tonnes of ore grading 2.97 grams of gold per tonne, 79.6 grams of silver per tonne, 0.4% copper and 4.3% zinc were mined from Zone 20 North.

        The results of 2006 in-fill drilling in Zone 20 North below Level 245 combined with the higher metal prices used for the 2006 year-end reserve and resource estimate contributed to a gain of probable mineral reserves containing 185,645 ounces of gold, or 1.1 million tonnes grading 5.3 grams per tonne, below Level 245. The table below shows the most significant results in the resource-reserve envelope below Level 245 at the LaRonde Mine encountered in 2006.

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 41.43 g/t)	Silver (g/t)	Copper (%)	Zinc (%)
Drill Hole		From:	To:
3215-114B	6.2	1064.7	1073.5	10.45	9.57	0.01	0.02
3215-117A	22.2	905.0	931.8	12.06	26.01	0.16	0.01
3215-146D	10.0	966.8	977.8	9.93	1.86	0.01	0.02

        Step-out drilling west of LaRonde II has intersected anomalous results along the Zone 20 North horizon underneath and down plunge from the Bousquet II deposit. These results from late 2006 remain untested, open at depth and towards the west and are potentially part of a significant mineralized horizon. In 2007, the Company plans to extend the Level 215 exploration drift by approximately 240 metres to provide access for the continuation of exploration drilling further west of the current reserves below Level 245. The table below shows the most significant results from this area encountered in 2006.

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 41.43 g/t)	Silver (g/t)	Copper (%)	Zinc (%)
Drill Hole		From:	To:
3215-141	3.5	526.2	530.9	3.86	8.12	0.05	0.22
3215-147C	2.8	904.2	908.2	0.88	1.08	0.02	0.02

        Historically, increased drill hole density has improved initial mineral reserve and mineral resource estimates based on widely spaced drill holes usually drilled from the shaft stations. Ultimately development within the ore zones has confirmed the original estimates.

        Zone 20 South is located approximately 150 metres south of Zone 20 North. It consists of at least two known disseminated to massive sulphide gold/copper/zinc-bearing lenses made up of 80% to 90% pyrite, 5% to 10% sphalerite and 1% to 3% chalcopyrite. The Zone 20 South horizon has been traced over a vertical distance of 1,615 metres and a horizontal distance of up to 255 metres, with a mineralized thickness varying from three metres to 12 metres. The El Coco property contains the eastern extension of Zone 20 South. The current mineral reserve position on Zone 20 South on the LaRonde property is 129,000 ounces and on the El Coco property is negligible (180 ounces). In 2006, approximately 9,336 tonnes grading 3.78 grams of gold per tonne were mined from Zone 20 South on the LaRonde property.

        Mineralization of Zone 20 South in this lower area of the Penna Shaft appears to be very similar to what was initially encountered in Zone 20 South near Level 146 where the mineralization is narrow, high-grade but more difficult to define. Additional high-grade gold mineralization at depth could have a significant impact on the long-term mine plan. High grade mineralization just above Level 215 has not yet been factored into the long-term mine plan.

        The significance of Zone 20 South production can be summarized as follows:

  •
  Zone 20 South is characterized by higher-grade mineralization frequently accompanied by coarse visible gold.

  •
  Reserves on the El Coco property were substantially depleted as at December 31, 2003 and production since then has come from royalty-free areas of Zone 20 South lens production.

  •
  Unlike the typical LaRonde massive sulphide model, higher gold grades are frequently accompanied by higher-grade silver/zinc mineralization. In the LaRonde geological model, higher-grade gold mineralization is normally accompanied by corresponding higher copper values.

  •
  Mineralization is continuous down to Level 154 (1,540 metres below surface). Economic mineralization reoccurs at the Level 170 horizon (1,700 metres below surface) and is open at depth. Mineralization has been traced to a depth of 2,377 metres.

        Zone 20 South will require significantly more delineation drilling. Zone 20 South will be drilled from the Level 215 exploration drift, resulting in shorter drill holes and significantly tighter drill spacing. In 2004, 23 drill holes were completed in Zone 20 South below Level 215. The results were highly erratic and generally poor. Limited drilling was completed on Zone 20 South during 2005 and 2006. Additional drilling and drifting in Zone 20 South will be conducted in 2007.

Capital Projects and Expansion

        In May 2006, the Company initiated construction to extend the infrastructure at the LaRonde Mine to access the ore below Level 245, previously referred to as the LaRonde II project. Construction of the LaRonde Mine extension is currently underway with production from this part of the LaRonde Mine expected to commence in 2011. Once commenced, production is estimated to be approximately 320,000 ounces per year at total cash costs per ounce of approximately $230, with an estimated mine life of nine years. The Company plans to sink a new 835 metre internal shaft starting from Level 215, to a total depth of approximately 2,865 metres, to access the deposit. An internal winze system will be used to hoist ore from depth to facilities on Level 215, approximately 2,150 metres below surface, where it will be transferred to the Penna Shaft hoist. Excavation of the underground mining facilities is in progress.

        Capital expenditures at the LaRonde Mine during 2006 were approximately $40 million, which included $22 million on sustaining capital expenditure and $18 million comprised mostly of the LaRonde Mine extension and ramp development below Level 215. Budgeted 2007 capital expenditures at the LaRonde Mine are $91 million, including $27 million on sustaining capital expenditures and $64 million on the LaRonde Mine extension. Total capital cost of construction of the LaRonde Mine extension is estimated to be $210 million, of which the Company had incurred $7 million at the end of 2006.

Lapa Mine Project

        The Lapa mine project is a pre-production stage development property located approximately 11 kilometres east of the LaRonde Mine near Cadillac, Quebec and is accessible by provincial highway. At December 31, 2006, the Lapa mine project was estimated to contain probable mineral reserves of 1.2 million ounces of gold comprised of 3.9 million tonnes of ore grading 9.08 grams per tonne. In addition, the Lapa mine project has 1.4 million tonnes of indicated mineral resources grading 4.15 grams per tonne. The Lapa property is made up of the Tonawanda property, which consists of 43 mining claims covering an aggregate of approximately 705.8 hectares, and the Zulapa property, which consists of one mining concession of approximately 93.5 hectares. In addition, in 2004 an additional claim of 9.4 hectares (the "Additional Lapa Claim") was added to the Company's holdings at the Lapa mine project. The Company's initial interest in the Lapa property was acquired in 2002, through an option agreement with Breakwater Resources Ltd. ("Breakwater"). The Company undertook an aggressive exploration program, and discovered a new gold deposit almost 300 metres below the surface. In 2003, the Company purchased the Lapa property from Breakwater for a payment of $8.925 million, and a 1% net smelter return royalty on the Tonawanda property and a 0.5% net smelter return royalty on the Zulapa property. In addition, both the Zulapa and Tonawanda properties are subject to a 5% net profit royalty payable to Alfer Inc. and René Amyot. The Additional Lapa Claim is not subject to any royalty interests. An additional $1 million is payable to Breakwater if the published inferred mineral resource at the Lapa property reaches 2.0 million ounces of gold. Of the total potential cash consideration of $9.925 million, $2.0 million may be used by the Company as a credit to offset net smelter return royalties payable.

        In July 2004, the Company initiated sinking an 825 metre deep production shaft at the Lapa property. At the end of 2006, the 4.9 metre diameter, concrete lined shaft had reached a depth of approximately 1,023 metres below surface. Underground diamond drilling to validate the continuity and grade of the present reserve estimate commenced in the first quarter of 2006 from the shaft stations. In April 2006, 2,800 tonnes of development ore were extracted at Lapa and results of a diamond drilling program were analyzed and the ore extracted was estimated to contain on average 10.65 grams of gold per tonne. These results, and results from other sampling methods, predicted higher gold grades than the Company's reserve model from February 2005. These results were incorporated into a revised feasibility study. On June 5, 2006, the Company announced that on the basis of the recent drilling results and a revised feasibility study, it would accelerate construction of the Lapa mine project. This construction includes extension of the shaft to a depth of approximately 1,360 metres. Currently, the only infrastructure on the property is employed for sinking the shaft and consists of the former LaRonde shaft #1 headframe and shafthouse, which were both refurbished, a service building housing the hoist and compressors, temporary offices and settling ponds for waste water. In 2006, an application for a mining lease covering 69.9 hectares was submitted to the Ministry of Natural Resources. The application is currently under review and land surveying activities in respect of the property will also be completed in 2007. Also, in June 2006, the Company submitted an application for a production permit to the Ministry of the Environment, which is also currently under review.

        Total capital costs of the Lapa mine project are $110 million, of which the Company incurred approximately $14 million in 2006 and expects to incur approximately $37 million in 2007. Based on current estimates of mineral reserves and resources and grade, the Company anticipates a seven-year mine life, with full production levels of 125,000 ounces of gold annually by late 2008 at total cash costs per ounce of approximately $210.

        The current plan is that the Lapa site will host the underground mining operation and the ore will be trucked to the LaRonde processing facility, which will be modified to treat, recover the gold and store the residues. The option to build a processing facility and to treat the tailings at the Lapa site is currently being evaluated.

Geology and Diamond Drilling

        Geologically, the Lapa property is similar to LaRonde and is also located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Sub-Province and the Pontiac Sub-Province within the Superior Province of the Canadian Shield. The most important regional structure is the CLL Fault Zone marking the contact between the Abitibi and the Pontiac sub-provinces, which passes through the property from west to east. The CLL Fault Zone is marked by schists and mafic to ultramafic volcanic flows that comprise the Piché Group (up to approximately 300 metres in thickness in the mine area). The CLL Fault Zone is generally east-west trending but on the Lapa property, it curves southward abruptly before returning to its normal trend; the flexure defines a "Z" shaped fold to which all of the lithological groups in the region conform. Feldspathic dykes cut the Piché Group (more often in the sector of the fold). To the north of the Piché Group lies the Cadillac Group sedimentary group, which consists of approximately 500 metres or more of well-banded wacke, conglomerate and siltstone with intercalations of iron formation. The Pontiac Group sedimentary rocks (up to approximately 300 metres thickness) that occur to the south of the Piché Group are similar to the Cadillac Group but do not contain conglomerate nor iron formation. Minor Protorozoic age (2.0 billion years) diabase dykes cut all of the rocks in a northwest direction.

        All of the known gold mineralization along the CLL Fault Zone is epigenetic (late) vein type and mineralization is controlled by structure; mineralization is associated with the fault zone and occurs all or immediately adjacent to the Piché Group rocks. Although gold mineralization also occurs throughout the Piché Group at Lapa, except for the Contact and Contact South zones (which comprise the core of the Lapa Deposit), it is generally discontinuous and has low economic potential.

        The Lapa deposit is comprised of the Contact Zone and three satellite zones. The ore zones are made up of multiple quartz veins and veinlets, often smokey and anastomosing, within a sheared and altered envelope (with minor sulphides and visible gold). The Contact zone is generally located at the contact between the Piché Group and the Cadillac Group sediments. The satellite zones are located within the Piché Group at a distance varying from 20 to 50 metres from the north contact with the sediments except for the Contact North zone which is located approximately 10 metres north of the Contact zone within the sediment unit. The ore envelope is not always in the same volcanic unit since the Piché/Cadillac contact is discordant. The sheared envelope consists of millimetre-thick foliation bands of biotite or sericite with silica (depending on the rock type that hosts the alteration). Sericitization predominates when the zone is in sedimentary rocks while biotization and silicification predominates when the envelope affects the Piché Group volcanics. Quartz veins and millimetre-sized veinlets that are parallel to the foliation (structural fabric) account for 5% to 25% of the mineralization. Visible gold is common in the veins and veinlets but can also be found in the altered host rock. Sulphides account for 1% to 3% of the mineralization; the most common sulphide is, in order of decreasing importance, arsenopyrite, pyrite, pyrrhotite and stibnite. Graphite is also rarely observed as inclusions in smokey quartz veins.

        The Contact Zone (and the satellite zones) is a tabular shaped mineralized envelope that is oriented south-east and dips very steeply (-87 degrees) to the north, turning south at depth. The economic portion of the zone has been traced from roughly 450 metres below surface to below 1,500 metres depth, has an average strike length of 300 metres and varies in thickness between 2.8 to 7.0 metres and is open at depth. Locally some thicker intervals have been intercepted but their continuity have not been demonstrated. This zone account for approximately 80% of the reserves.

        The satellite zones (Contact South, Contact North and Contact Center) are also steeply dipping and areoriented sub-parallel or slightly oblique to the Contact Zone. The thicknesses are similar to the Contact Zone.

        Drilling in 2006 concentrated on confirming and expanding the known ore bodies (Contact zone and the other satellite zones). The results are incorporated in the December 31, 2006 reserve/resource estimate below.

        In 2004, exploration drilling about 1,400 metres below the surface successfully traced the Contact Zones lens at depth. From December 2006 to the end of January 2007, a drilling campaign from Level 89 was initiated with the objective to convert inferred mineral resource to probable mineral reserve below a depth of 1,300 metres. Six holes were completed. The drilling successfully converted approximately 300,000 tonnes to probable mineral reserves grading 6.1 grams per tonne. The most interesting results are set out below:

		Interval (m)
				Gold (g/t) (Cut 110 g/t)
Drill Hole	True Thickness (m)	From:	To:
LA07-69-1	2.8	370.2	376.2	17.48
LA06-69-2	2.8	553.0	561.0	10.75
LA06-69-3	Did not reach the zone
LA06-69-4	2.8	550.0	557.5	3.20
LA07-69-5	2.8	465.2	472.0	7.83
LA07-69-6	2.8	471.6	478.0	Low value

        The drill holes also intercepted the Contact South zone located further south. The indicated mineral resources defined by these drilling results are approximately 130,000 tonnes of ore grading 4.8 grams per tonne (after dilution). The zone remains open at depth in all directions. The most interesting results are set out below.

		Interval (m)
				Gold (g/t) (Cut 110 g/t)
Drill Hole	True Thickness (m)	From:	To:
LA07-69-1	2.8	436.8	442.72	5.0
LA06-69-2	3.9	614.1	624.2	11.23
LA06-69-3	Did not reach the zone
LA06-69-4	3.2	579.0	586.5	4.70
LA07-69-5	2.8	552.7	559.1	6.82
LA07-69-6	2.8	532.6	539.0	1.96

Goldex Mine Project

        The Goldex mine project is a pre-production stage development property located in the municipality of Val d'Or, Quebec, approximately 60 kilometres east of the LaRonde Mine. At December 31, 2006, the Goldex mine project was estimated to contain proven mineral reserves of 7,000 ounces comprised of 97,000 tonnes of ore grading 2.25 grams per tonne and probable mineral reserves of 1.7 million ounces of gold comprised of 22.8 million tonnes of ore grading 2.29 grams per tonne.

        The Goldex mine project is held under 22 claims, covering an aggregate of approximately 267.78 hectares. The claims are renewable every second year upon payment of a small fee. The Company has a 100% working interest in the Goldex property. The Goldex property is made of three claim blocks: the Probe block (ten claims, 122.38 hectares); the Dalton block (one claim, 10.4 hectares); and the Goldex Extension block (11 claims, 135.0 hectares). The Goldex Extension Zone, which is the gold deposit on which the Company is currently focusing its exploration and development efforts, was discovered in 1989 on the Goldex Extension claim block (although a small portion of the deposit is interpreted to occur on both the Dalton and Probe claim blocks). Probe Mines Ltd. holds a 5% net smelter return royalty interest on the Probe claim block. Should commercial production commence on the Goldex mine project, 18,000 shares of the Company will be issued to the estate of John Michael Dalton Jr.

        The Goldex mine project is accessible by provincial highway. The elevation is approximately 302 metres above sea level. All of the Goldex mine project's power requirements are supplied by Hydro-Quebec through connections to its main power transmission grid. All of the water required at the Goldex mine project will be sourced directly by aqueduct from the Thompson River immediately adjacent to the project.

        In 1997, the Company completed a mining study that showed that the deposit was not economically viable to mine at the then prevailing gold price using the mining approach chosen and drill-hole indicated grade, the property was placed on a care and maintenance basis and the workings were allowed to flood. Throughout 2003, the Company re-evaluated the Goldex project reviewing mining methods and grade estimation methods. In February 2004, based on a new reserve and resource estimate for the Goldex Extension Zone and revised feasibility study the Company decided to undertake a $4.7 million underground bulk sampling program to provide additional geological and sampling information to increase the level of confidence in the gold grade. The bulk sample was processed during the first quarter of 2005 and returned a grade of 2.78 grams of gold per tonne, nearly 10% higher than the bulk sample processed in 1997.

        In February 2005, a new reserve and resource estimate was completed for the Goldex Extension Zone which, coupled with a revised feasibility study, led to a probable reserve estimate of 1.6 million ounces of gold contained in 20.1 million tonnes of ore grading 2.54 grams of gold per tonne. The Goldex Extension Zone resource model was revised and in July 2005, the Company approved a revised feasibility study and the construction of the Goldex mine. Annual gold production is expected to average 170,000 ounces over a 10-year mine life commencing in 2008.

        At the time the Company determined to initiate construction of the Goldex mine project, the surface facilities at the Goldex mine project included a headframe, a hoistroom, a surface building containing a mechanical shop, a warehouse and an office. In addition, the Goldex property had a 790-metre deep shaft, which provides access to underground workings. At the end of 2006, the new surface facilities on the new construction site included an electrical sub-station, a compressor building, a service building for administration and changing rooms, a warehouse building, a concrete headframe above Shaft #2 and a sinking hoist room. Also, the processing plant building was 75% enclosed. A sedimentation pond for mine water treatment and sewage facilities has also been built. Environmental permits for the construction and operation of an ore extracting infrastructure at the Goldex project were received from the Quebec Ministry of the Environment in October 2005, and in the same month work started on the production shaft collar and surface facilities at the new Construction Site. The sinking of the new production shaft started in the fourth quarter of 2006 and 206 metres were completed by the end of the year. This new 5.5 metre diameter concrete lined shaft is expected to reach a final depth of 865 metres in the fall of 2007. Underground development and construction commenced in August 2005, with access provided by existing underground workings from the existing 790-metre shaft. At the end of 2006, a total of 5,852 metres of lateral and vertical development had been completed since the beginning of the project.

        The Company has applied to the Quebec Ministry of the Environment for necessary permits for construction of a processing plant and tailings facilities at the Goldex mine project. Plant construction commenced in the second quarter of 2006 and is expected to be completed in the fourth quarter of 2007. In November 2006, the Company and the Quebec government signed an agreement regarding the disposition of the Goldex tailings at the Manitou mine site, a tailings site formerly used by an unrelated third party and abandoned to the Quebec government. There is acid drainage from the Manitou mine site and the proposed construction of tailings facilities by the Company is hoped to help remedy the negative effects of the existing environmental damage. The Company will manage the construction of the tailings facilities and the government will pay all additional cost above the original budget planned for in the Goldex mine project feasibility study.

        Estimated capital costs to bring Goldex into production are $135 million, of which $62 million was spent in 2006. Approximately $75 million has been budgeted for the new shaft, underground development and construction and mining equipment while an additional $53 million has been budgeted for the processing plant and tailings facility. The remainder has been budgeted for the surface plant and working capital. At the end of 2006, a total of $82 million has been spent on the project. The Company expects capital expenditures at Goldex in 2007 will be approximately $92 million.

Geology

        Geologically, the Goldex property is similar to Lapa and LaRonde and is located near the southern boundary of the Archean-age (2.7 billion years old) Abitibi Sub-Province, a typical granite-greenstone terrane located within the Superior Province of the Canadian Shield. The southern contact of Abitibi Sub-Province with the Pontiac Sub-Province is marked by the east-southeast trending CLL Fault Zone, the most important regional structural feature. The Goldex deposit is hosted within a quartz diorite sill, the Goldex "Granodiorite", located in a succession of mafic to ultramafic volcanic rocks that are all oriented generally west-northwest (and because the stratigraphic tops are to the South) and are geologically overturned steeply to the North (75 to 85 degrees).

        Gold mineralization at Goldex corresponds to the quartz-tourmaline vein deposit type. The Goldex gold-bearing quartz-tourmaline-pyrite veins and veinlets are the result of a strong structural control; the most significant structure directly related to mineralization is a discreet shear zone, the Goldex Mylonite, that is up to five metres in thickness and occurs within the Goldex Granodiorite, just south of the Goldex Extension Zone (which hosts all of the current mineral reserves) and other gold occurrences. Oriented west-northwest and also dipping 65 to 75 degrees North (and to a lesser extent 60 to 80 degrees South), minor fracture zones (that display reverse movement, North to South) that are developed parallel but to the North of the Goldex Mylonite, control the quartz-tourmalene-pyrite vein mineralization. Three vein sets (all oriented west northwest but with different dips) are developed within the Goldex Extension Zone. The most important vein set are extensional-shear veins that dip 30 degrees South and are usually less than 10 centimetres in thickness; synchronous and conjugate with the latter veins are less abundant extensional-shear veins (also generally less than 10 centimetres in thickness) that dip 30 to 45 degrees to the North. Shear zone veins up to a metre in thickness occasionally occur within the steep North dipping fracture zones. The vein sets (and alteration associated with them) combine to form stacked envelopes up to 30 metres thick that also dip approximately 30 degrees South (parallel to the main vein orientation) but which always conform to the orientation (75 degree North dip) of the Goldex Granodiorite and the main fracture zones.

        The Goldex Extension Zone extends from 500 to 800 metres below the surface and is entirely hosted by the Goldex Granodiorite. The limits of the zone are defined by the intensity of the quartz vein stockwork envelope and assays rather than by individual veins. The zone is almost egg-shaped (flattened in the orientation of the sill) and elongated almost horizontally (also parallel to the west-northwest trending sill and fracture zones); it is over 300 metres tall by 450 metres long (in a west-northwest direction) and its thickness increases rapidly from 25 metres along the east-west edges to almost 150 metres in the centre. Exploration results have essentially delimited the Goldex Extension Zone both at its summit and at its base but is not well defined at either point (the mineralization is inferred to extend above the reserve limit for approximately 50 metres and below 800 metres depth where inferred mineralization may extend down an additional 50 metres). The Goldex Extension Zone is open to the east-southeast for approximately 300 metres.

        Strong albite-sericite alteration of the quartz-diorite (giving it a pale "granodiorite" look) surrounds the quartz-tourmaline-pyrite veins and covers almost 80% of the mineralized zone; outside of the envelopes, prior chlorite alteration affects the quartz diorite and gives it a darker grey-green colour. Occasionally enclaves of relatively unaltered medium grey-green coloured quartz diorite (with no veining or gold) are found within the Goldex Extension Zone (they are included exceptionally as internal waste to allow for a smooth shape required for mining purposes).

        Most of the gold occurs as microscopic particles that are almost always associated with pyrite (generally adjacent to grains and crystals but also 20% included in the pyrite) that occurs in the quartz-tourmaline veins and in narrow fractures in the sericite-albite altered quartz diorite (but generally immediately adjacent to the veins); less than 1.5% of the gold occurs as Calaverite (a gold telluride). Occasionally the gold particles reach two to three millimetres in size; this coarse-sized gold fraction present at Goldex has contributed to the grade estimation problem present on the property.

Bousquet and Ellison Properties

        The Bousquet property is located immediately west of the LaRonde property and consists of two mining leases covering 73.09 hectares and 31 claims covering 384.85 hectares. The property, along with various equipment and other mining properties, was acquired from Barrick in September 2003 for $3.9 million in cash, $1.5 million in common shares of the Company, and the assumption of specific reclamation and other obligations related to the Bousquet property. The property is subject to a 2% net smelter return royalty interest in favour of Barrick. The Ellison property is located immediately west of the Bousquet property and consists of eight claims covering 101.10 hectares. The property was acquired in August 2002 for C$0.5 million in cash and a commitment to spend C$0.5 million in exploration over four years. The commitment was fulfilled in 2004 and the property is 100% owned by the Company. The property is subject to a net smelter return royalty interest in favour of Yorbeau Resources Inc. that varies between 1.5% and 2.5% depending on the price of gold. Should commercial production from the Ellison property commence, Yorbeau Resources Inc. will receive an additional C$0.5 million in cash.

        As of December 31, 2006, 13,702 tonnes of proven reserve grading 1.30 grams of gold per tonne extracted in 2004 are crushed and stockpiled close to the LaRonde mill. Based on a gold price of $486, an exchange rate of C$1.21 per US$1.00 and a mill recovery of 91.5%, the recovered value per tonne is $22.49, which is in excess of the associated milling costs of $15.75 per tonne, and accordingly the ore is classified as proven mineral reserve.

        In 2006, the Company recovered 107,204 tonnes of ore grading 7.44 grams per tonne from two small ore blocks at the Bousquet. At the end of 2006, the remaining tonnage to be extracted amounts to 71,590 tonnes grading 7.23 grams per tonne. This tonnage has been put in the proven reserve category. In addition, 743 tonnes grading 8.87 grams per tonne, extracted from these two blocks, were put on the surface stockpile. Based on a gold price of $486 per ounce, an exchange rate of C$1.21 per $1.00, a mill recovery of 91.9% and an operating cost of C$108 per tonne, the economic cut-off of ore extracted from underground at Bousquet is 6.2 grams per tonne.

        The 2006 indicated mineral resource at the Bousquet property is approximately 1.7 million tonnes grading 5.63 grams of gold per tonne. The inferred mineral resource amounts to 1.7 million tonnes grading 7.45 grams of gold per tonne. The December 31, 2006 indicated mineral resource at Ellison is 0.4 million tonnes grading 5.68 grams of gold per tonne, and the inferred resource is 0.8 million tonnes grading 5.81 grams of gold per tonne.

Kittila Mine Project (previously referred to as the Suurikuusikko property)

        The Kittila mine project is located approximately 900 kilometres north of Helsinki and 50 kilometres northeast of the town of Kittila, in northern Finland. At December 31, 2006, the Kittila mine project was estimated to contain probable mineral reserves of 2.6 million ounces comprised of 16.0 million tonnes of ore grading 5.08 grams per tonne. In addition, the Kittila mine project has 4.2 million tonnes of indicated mineral resources grading 3.95 grams per tonne. The Kittila mine project is accessible by paved road to the village of Kiistala, which is located on the southern portion of the main claim block. The gold deposit is located near the small village of Rouravaara, approximately 10 kilometres north of the village of Kiistala, accessible via a good quality all-weather gravel road. The project is subject to a 2.0% net smelter return royalty payable to the Republic of Finland after commencement of commercial exploitation. The property is close to infrastructure, including hydro power, an airport at Kittila, the municipality of Kittila, and mining and construction contractors. The project also has access to a qualified labour force.

        The Kittila mine project is comprised of 79 individual tenements covering an aggregate area of approximately 5,956 hectares and one mining licence covering approximately 847 hectares. The mineral titles form 10 distinct blocks. The main block comprises the Suurikuusikko mining licence and 56 contiguous tenements. The centroid of this block is located at 25.4110 degrees longitude East and 67.9683 degrees latitude North. It excludes three small circular areas 0.78 hectares in size and six narrow linear strips covering roads. Other tenements form isolated blocks comprising one to six contiguous tenements located in the vicinity of the main Suurikuusikko block. The boundary of the mine licence is determined by ground surveyed points whereas the boundaries of the other tenements are not required to be surveyed. All of the tenements in the Kittila mine project are registered in the name of Agnico-Eagle AB (formerly Suurikulta AB), an indirect, wholly-owned subsidiary of the Company. According to the Finnish Government land tenure records, all tenements are in good standing. The expiry dates of the tenements vary from April 2007 to August 2009. Tenements are valid between three and five years, providing a small annual fee is paid to maintain title and extensions can be granted for three years or more. Applications for extensions to tenements that expired on October 10, 2006 (17 tenements totaling 1,486 hectares) were lodged on October 3, 2006. The extensions are currently being processed and are anticipated to be granted in mid-2007.

        The project area is scarcely populated and is situated between 200 and 245 metres elevation above sea level. The topography is characterized by low rolling forested hills separated by marshes, lakes and interconnected rivers. The gold deposit is situated on an area of land that has no special use at present. Unemployment in the area is high, thereby encouraging municipal leaders to be supportive of future mining operations.

        The project is located within the Arctic Circle but the climate is moderated by the Gulf Stream off the coast of Norway such that northern Finland's climate is comparable to that of eastern Canada. Winter temperatures range from -10 to -30 degrees Celsius, whereas summer temperatures range from 10 degrees to the mid-20s. Exploration and mining work can be carried out year round. Because of its northern latitude, winter days are extremely short with brief periods of 24-hour darkness around the winter solstice. Conversely, summer days are very long with a period of 24-hour daylight in early summer around the summer solstice. Annual precipitation varies between five and 50 centimetres, one-third of which falls as snow. Snow accumulation usually begins in November and remains until March or April.

        The Company acquired its interest in the Kittila mine project through a tender offer for all of the shares of Riddarhyttan that it did not own that was completed in November 2005. See "— History and Development of the Company". The Company, through wholly-owned subsidiaries, owns all of the issued and outstanding shares of Riddarhyttan. At the time of the tender offer, Riddarhyttan was an exploration stage mining company focussed on exploration and development of what is now the Kittila mine project at the Suurikuusikko property. Riddarhyttan was established under Swedish corporate law in 1996 and commenced operations in 1997 when it was listed on the Stockholm Stock Exchange. In 1998, Riddarhyttan won the public international tender conducted by the Finnish Government for the Suurikuusikko project.

        In June 2006, on the basis of an independently reviewed feasibility study, the Company approved construction of the Kittila mine and mine construction began immediately. The Kittila mine project will initially be an open pit mining operation followed by underground mining via ramp access, feeding a 3,000 tonne per day surface processing plant.

        The feasibility study is based on a gold price of $450 per ounce and exchange rate of $1.20 per €1.00. Annual gold production is expected to average 150,000 ounces at total cash costs of $250 per ounce, with initial gold production occurring around the middle of 2008. The feasibility study anticipates sustaining capital expenditures of approximately $5 million per year. Estimated capital costs of construction of the Kittila mine project are $135 million, of which $21 million were incurred in 2006 and $96 million are expected to be incurred in 2007. The mine is scheduled to commence production in mid-2008.

        As of December 2006, construction had progressed according to schedule. Waste rock mining for tailings dam construction and site infrastructure work had been done in the area of the main Suurikuusikko deposit and a total of 176,000 cubic metres of overburden and 7,250,000 tonnes of waste rock had been removed and excavated, respectively. Work on the ramp to access the underground reserves had started and progress to date is about 200 metres. The construction of the tailings dam is also in progress. The site has been connected to a high voltage power line. The construction of the office service buildings is scheduled for completion in June 2007. Construction of the process building is ongoing and orders for key large equipment (mill, autoclave) have been placed.

        The Company currently holds a mining license and an environmental permit in respect of the Kittila mine project. The Company expects to shortly submit to Finnish authorities an application for an amendment to the environmental permit to contemplate a pressure oxidation process, which would allow the Company to use significantly smaller quantities of cyanide. The Company understands from Finnish regulatory authorities that this application to amend will not require a full environmental impact study.

Geology, Deposit Type and Mineralization

        The Kittila mine project is situated within the Lapland Greenstone belt. The geology and metallogeny of this area is very similar to that of the Canadian Shield. In this portion of northern Finland, bedrock is typically covered by a thin but uniform blanket of unconsolidated glacial till. Bedrock exposures are scarce and irregularly distributed.

        The project area is underlain by late Proterozoic mafic volcanic and sedimentary rocks metamorphosed to greenschists assemblages (chlorite-carbonate) and ascribed to the Kittila Greenstone belt. The major rock units trend north to north-northeast and are near vertical. Volcanic rocks were further sub-divided into iron-rich (Kautoselka Formation) and magnesium-rich (Vesmajarvi Formation) tholeiites, respectively located to the west and to the east. The contact between the Kautoselka and Vesmajarvi formations consists of a transitional zone (Porkenen Formation) comprising mafic tuffs, graphitic metasedimentary rocks, black chert and banded iron formations. It varies in thickness between 10 and 50 metres and is characterized by strong heterogeneous penetrative strain, narrow shear zones, breccia zones and intense hydrothermal alteration (carbonate-albite-sulphide) and gold mineralization. The Porkenen Formation defines what is referred to as the Suurikuusikko Trend and is the major host for the gold mineralization. Its internal geometry is very complex and exhibits features consistent with that observed in major brittle-ductile deformation suggesting that this rock unit represents a significant structural discontinuity. This shear zone represents the principal metallogenic target at the Kittila mine project.

        The known gold mineralization on the Suurikuusikko Trend is associated with strong sulphide mineralization (principally arsenopyrite and lesser pyrite) and associated hydrothermal alteration and is hosted in the extensive brittle-ductile shear zone. The gold at the Kittila mine project is almost exclusively refractory. Gold particles are locked inside fine-grained arsenopyrite (approximately 73%) or pyrite (approximately 23%).

What remains is "free gold", which is manifested as extremely small grains in pyrite. Most of the free gold is found in the outer, oxidized or eroded sections of the ore. Small amounts of copper pyrite, pyrrhotite, sphalerite, galena, gersdorffite, tetrahedrite, jamesonite, bornite, gudmundite and rutile are also present. The gold deposit is intersected at several locations by small massive bands containing the antimony mineral stibnite. The characteristics of the known gold mineralization are similar to a class of hydrothermal gold deposits referred to as "orogenic" gold deposits, which typically exhibit a strong relationship with regional arrays of major shear zones.

        The Suurikuusikko deposit is hosted by a north-south oriented shear zone (the Suurikuusikko Trend) containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres. Most of the exploration work has been focused on the 4.5 kilometres which host the known gold reserves and resources.

Exploration and Drilling History

        In 1986, the discovery of coarse visible gold in quartz-carbonate veining along a road cut near the village of Kiistala alerted the Geological Survey of Finland ("GTK") to the gold exploration potential of the area. Following this discovery, GTK initiated regional exploration over the area and deployed a wide range of indirect exploration tools to explore this poorly exposed area. Low-altitude airborne geophysical surveys (magnetic, electromagnetic, radiometric), ground geophysical surveys and various soil and till sampling programs were carried out over a wide area encompassing the original bedrock gold discovery.

        By 1987, well-defined geochemical anomalies around the Suurikuusikko area presented obvious targets that were tested by a reconnaissance drilling program, confirming the existence of gold mineralization in bedrock. Between 1989 and 1991, GTK drilled a total of 72 diamond drill holes (9,031 metres in length) and five reverse circulation bore holes (approximately 288 metres in length) to investigate soil anomalies and delineate the gold mineralization uncovered. Exploration resumed in 1998 under Riddarhyttan management. Between 1999 and 2005, 462 core boreholes (more than 136,278 metres) were drilled by Riddarhyttan over a strike length of 5.5 kilometres to investigate the main auriferous structure. Mineralogical, petrographic and structural studies were completed on unoriented and limited oriented drill core to further the understanding of the geological and structural setting of the gold mineralization. In conjunction with the drilling, ground geophysical surveys were carried out to improve the imaging of the host rocks and structural patterns. Throughout this period, Riddarhyttan continued to investigate the metallurgical properties of the refractory gold mineralization with the objective of demonstrating its recoverability and assessing suitable processing scenarios. Riddarhyttan initiated engineering and environmental studies to investigate other aspects and assess the feasibility of a mining project. As of August 2005, drilling and studies of metallurgical, engineering and environmental aspects were ongoing with the objective of improving the characterization of the gold deposit, assessing the feasibility of a potential mining project and evaluating the potential project economic returns.

        Pilot-plant testing was performed on pressure oxidation as the selected process for gold extraction. The 2006 drill program focused on in-fill drilling and resource conversion and a study was based on an open pit mining scenario with underground mining via ramp access and a one million tonne per annum surface processing plant. In June 2006, the Company approved the feasibility study and the construction of the Kittila mine project.

Exploration and Drilling

        The deposit at the Kittila mine project is hosted by a north-south oriented shear zone containing multiple mineralized lenses, which have been traced over a strike length of 15 kilometres. Most of the work has been focused on the 4.5 kilometres which host the known gold reserves and resources. From north to south, the zones are Rimminvuoma, North Rouravaara ("Roura-N"), Central Rouravaara ("Roura-C"), Suurikuusikko ("Suuri"), Etela and Ketola. The Suuri zone includes two zones that have previously been named Main East and Main West. The Suuri zone hosts approximately 76%, Roura-C about 17% and Roura-N about 3% of the probable gold reserve estimate. Most of the recent work has focused on the Suuri and Rouravaara zones. Up to the end of December 2006, a total of 717 drill holes, comprising 208,120 metres have been completed on the property. Since the beginning of 2006, between six to eight drills have been in operation on the property: one or two drills on condemnation drilling; one to three drills on exploration; and two to four drills on resource conversion drilling.

The Suuri Zone

        Some of the highlights from the 2006 drilling are set out below:

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 110 g/t)
Drill Hole		From:	To:
SUBH 06009	12.6	500.50	518.50	5.5
SUBH 06019	9.9	343.70	357.80	6.0
SUBH 06039	18.4	256.40	276.75	8.9
SUBH 06042	18.9	169.45	195.45	11.5
SUBH 06044	20.6	77.35	106.80	9.0
SUBH 06061	8.1	20.20	31.70	7.0
SUBH 06083	12.6	137.00	155.00	10.7
SUBH 06102	26.0	441.50	478.60	12.0

        Suuri zones extend 1,300 metres horizontally and down to a vertical depth of approximately 800 metres below surface, 76% of the converted reserves are located within the Suuri zones, which are known to contain two to six parallel, gold bearing lenses. The thickness of the lenses varies generally between five and ten metres.

        Current drilling in this zone is focusing on:

  (a)
  in-fill drilling at the Suuri open pit area below 170 metres from surface;

  (b)
  in-fill drilling in the planned underground mine area between 170 metres and 550 metres below surface; and

  (c)
  exploration drilling to test deep extension below 800 metres from surface.

        Of the probable reserves of approximately 2.6 million ounces, about 23% is located in the Suuri open pit area and 53% in the Suuri underground area.

The Roura-C and Roura-N Zones

        Some of the highlights from the 2006 drilling are set out below:

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 110 g/t)
Drill Hole		From:	To:
SUBH 06018	3.9	272.00	277.50	16.2
SUBH 06086	6.4	19.90	29.00	5.4
SUBH 06086	14.1	19.90	40.00	4.4

        The Roura-C and Roura-N zones extend 1,200 metres horizontally and down to a vertical depth of approximately 650 metres below surface. About 20% of the mineral reserves are located within the Roura-C and Roura-N zones. These zones contain one to three parallel, gold bearing lenses. The thickness of these lenses is generally between 10 and 40 metres.

        Current drilling in this zone is focusing on:

  (a)
  in-fill drilling in the planned underground mine area between 170 metres and 80 metres below surface; and

  (b)
  exploration drilling to test deep extension below 500 metres from surface.

        Of the approximately 2.6 million ounces of probable reserves about 4% are located in the Shell and Rouravaara open pits and about 17% in the Roura-C and Roura-N underground areas.

Pinos Altos Project

        The Pinos Altos project is located on an 11,000 hectare property in the Sierra Madre gold belt, 225 kilometres west of the city of Chihuahua in the State of Chihuahua of northern Mexico. At December 31, 2006, the Pinos Altos project was estimated to contain probable mineral reserves of 1.8 million ounces of gold and 155.5 million ounces of silver comprised of 18.6 million tonnes of ore grading 3.07 grams of gold per tonne and 92.77 grams of silver per tonne. In addition, the Pinos Altos project has 1.6 million tonnes of indicated mineral resources grading 1.48 grams of gold per tonne and 61.84 grams of silver per tonne. The Pinos Altos property is made up of three blocks, the Parrena Concessions (19 concessions, 6,041.1 hectares), the Madrono Concessions (17 concessions, 889.2 hectares) and the Pinos Altos Concession (one concession, 4,192.2 hectares).

        The Madrono Concessions (which cover approximately 74% of the current mineral resource) are subject to net smelter royalty of 3.5% payable to Minerales El Madrono S.A. de C.V. ("Madrono"). The Pinos Altos Concession (which covers approximately 26% of the current mineral resource) is subject to a 2.5% net smelter return royalty payable to the Consejo de Recursos Minerales, a Mexican Federal Government agency; after 20 years, this portion of the property will also be subject to a 3.5% net smelter return royalty payable to Madrono. On May 18, 2006, advance royalty payments of $0.142 million were paid to Madrono. The assets comprising the Pinos Altos project acquired by the Company are an assignment of rights under contracts to explore and exploit the Madrono Concessions and the Pinos Altos Concession, the right to use up to 400 hectares of land owned by Madrono for mining installations for a period of 20 years after formal mining operations have been initiated, sole ownership of the Parrena Concessions, possession rights under Mexican law to a 13.3 hectare parcel of land and rights to an environmental impact statement authorization issued by Mexican environmental authorities.

        The Pinos Altos property is characterized by moderate to rough terrain with mixed forest (pine and oak) and altitude that varies from 1,770 metres to 2,490 metres above sea level. The climate is sub-humid, with about two-thirds of its average annual precipitation of approximately one metre occurring during the period from June through September. The average annual temperature is 18.3 degrees Celsius. The minimum monthly average temperature is 11.4 degrees Celsius in January and the maximum monthly average temperature is 25.5 degrees Celsius in June. The Pinos Altos project is located in an important mining area of northern Mexico and the Company anticipates necessary workers may be recruited from the local area and from the larger centers located near the region. The property is directly accessible by paved highway, and within 10 kilometres of an extension of the state power grid that is currently under construction by the State and Federal Governments. According to previous estimates by Penoles, there is sufficient water on the property to operate a 1,500 tonne per day processing plant.

        The Company first acquired an interest in the Pinos Altos project through an exploration and option agreement with Penoles, which acquired the property in 1995. In February 2006, the Company exercised its option to purchase the Pinos Altos project for consideration of $32.5 million in cash and 2,063,635 shares of the Company. The transaction closed in March 2006.

        Over 90% of the Pinos Altos project's mineral resource is located in the Santo Nino vein, along a regional fault zone that holds a number of other known deposits in the area. This Santo Nino vein zone has thicknesses of up to 40 metres over a length of 2.5 kilometres and a vertical extent that can reach 600 metres or more. It remains open to the west and at depth. Penoles' work also included metallurgical testing and initial work on the permitting for a potential mining operation.

        During 2006, the Company embarked upon a program to acquire surface rights, in addition to the underlying mineral rights which are already held by the Company, for approximately 7,215 hectares of land surrounding the Pinos Altos project for aggregate consideration of approximately $2.2 million.

        As at the end of 2006, the Company had successfully concluded negotiations with Ejidos and others for the purchase of 5,745 hectares of land as follows:

Ejido Jesus del Monte	800 hectares
Ejido Gasachi	1,450 hectares
Ejido Basacheachi	1,250 hectares
Ejido Yepachi	1,480 hectares
Anexo El Portrero	765 hectares

        In addition to the land purchases listed above, a temporary occupation agreement with a 30-year term was successfully negotiated with Ejido Jesus del Monte in 2006 for an additional 1,470 hectares of land.

        The acquisition of surface rights for the prospective lands within the district surrounding the Pinos Altos project will facilitate future exploration activity and any potential future mining development in these areas.

Location Map

Geological Setting

        The Pinos Altos project is in the north part of the Sierra Madre geologic province within a 300 kilometre long west-northwest trending structural zone that parallels the Mojave-Sonora Megashear that includes the Pinos Altos fault and horst structure. The structural zone intersects the Northeast margin of the Ocampo Caldera. There are several other major gold-silver districts in this region. They are La Colorada & Mulatos,

Sonora, Dolores, Ocampo, and El Sauzal (south) in Chihuahua. The stratigraphic column for the region and project is as follows:

Series	Unit	Lithology	Age

Upper Volcanic Series	Buenavista Ignimbrite	570m-Pale brown grey, beige rhyodacite crystal lithic tuffs, and lapilli	<38Ma

	Frijolar andesite	420m-Brown, purple andesite lithic flow tuffs

	Victoria Ignimbrite	400m-Buff, brownish-grey rhyolite and dacite crystal lithic ash flow tuffs

Lower Volcanic Series	El Madrono Volcanics	250-750m-Interbedded greenish-grey andesite and rhyolite flows and volcanoclastics	<45Ma

	Navosaigame Conglomerate	420m-Mostly purple conglomerates, sandstones, shales

        Rhyolite and andesite dikes are emplaced along faults that cut the above series. There is a classic exposure of a rhyolite dome in the northwest edge of the Pinos Altos project. Future study may show a genetic relationship of the rhyolite dome to mineralization in the district. Structure in the Pinos Altos project is dominated by a ten kilometre by three kilometre horst, a fault-uplifted block structure, oriented west northwest that is bounded on the south by the Santo Nino fault dipping south and on the north by the Reyna de Plata fault dipping north. Quartz-gold vein deposits are emplaced along these faults and along transfer faults that splay northwest from the Santo Nino fault.

        The Pinos Altos property is host to volcanic rocks belonging to both the Upper volcanic supergroup and the Lower volcanic complex. The drilling undertaken by the Company in 2005 intersected units belonging to the Upper volcanics. Units not seen in drill holes were briefly visited on outcrops.

  •
  The Lower volcanic complex is represented on the property by the Navosaigame conglomerates and the El Madrono volcanics. These units represent episodes of erosion and andesite dominated volcanism. The Navosaigame conglomerate is made up of thinly bedded sandstone intercalated with siltstones and conglomerates. Clasts consist of andesite, limestone, granitoids, and quartzofeldspathic gneisses. Some sandstone horizons also contain pumice fragments. The El Madrono volcanics consist of esitic tuffs and lavas intercalated with rhyolitic tuffs and sandy volcanoclastic and sediments. The andesitic tuffs are greenish grey. Feldspar and biotite phenocrysts are common as are lithic andesite and pumice fragments. The andesitic flows consist of intercalated horizons of agglomerates and massive porphyritic layers. Plagioclase and ferromagnesian oxides occur as phenocrysts in a light green aphanitic matrix. Intercalated within these flows are at least two rhyolitic tuff horizons, which can reach up to 50 metres in thickness. Theses horizons are commonly argillite altered and weakly oxidized. Thinly laminated medium to coarse grained sandstone horizons of less than 10 metres in thickness are also noted.

  •
  The Upper volcanic supergroup discordantly overlies rocks of the Lower volcanic sequence. The Upper volcanic group is made up of the Victoria ignimbrites, the Frijolar andesites, and the Buenavista ignimbrites. Intermediate and felsic dykes as well as rhyolitic domes intrude all of these units. Lacustrine deposits are also locally recognized. The Victoria ignimbrites represent an explosive felsic volcanic event. Layers within this unit present numerous textural, compositional, and colour variations. Rocks within this unit include vitrocyrtalline and lithic tuffs of rhyolitic to dacitic composition, aphanitic vitric tuffs, pyroclastic lithic tuffs ranging up to lapilli tuffs with fragments of variable composition, and volcanic breccias. The Frijolar andesite are massive to flow banded, porphyritic, consisting of 70% plagioclase and hornblend phenocrysts in a brownish to purple aphanitic groundmass locally hosting pyrite and hematite. The Buenavista ignimbrite consists of a series of dacitic to rhyolitic pyroclastics. This unit was intersected in all of the Agnico-Eagle drill holes. From top to bottom, the layers encountered are: (1) Basaltic flows (blackish coloured, aphanitic and amygdaloidal), (2) Dacitic flows (purple to maroon in colour and for the most part aphanitic), (3) Lapilli and sandy tuffs, (4) Vitrocrystalline lithic welded tuffs (beige to pinkish beige colour, with quartz, feldspar and biotite phenocrysts and 10 to 25% lithic and pumice fragments), (5) Rhyodacitic vitrocrystalline tuffs (beige to purple in colour, with quartz, feldspar, plagioclase and biotite phenocrysts). For the most part, massive breccias with fragments of equal composition as the matrix are developed near the base of the unit.

        The Lacustrine deposits consist of layers of finely laminated fine grained, grey to black, silica rich beds intercalated with volcanic and limey layers.

        The intrusive rocks are represented by the rhyolite and Santo Nino andesite units. The rhyolites are present as dykes and small domes. These units intrude the Victoria and Buenavista ignimbrites close to the Santo Nino and Reyna de Plata fault zones as well as close to other minor structures. The unit is pale white to reddish beige, aphanitic to porphyritic and with well developed flow banding. Pyrite, as fine grained disseminations, is commonly associated to these rhyolites. The Santo Nino andesite is a dyke which intrudes along the Santo Nino fault zone. It is of purple to greenish mauve colour, fine to medium grained and with plagioclase and hornblend phenocrysts.

Structure

        The Pinos Altos property is centered on a horst structure striking at an azimuth of roughly 120 degrees. The horst is defined by the Reyna de Plata fault to the north and the Santo Nino fault to the south. Within this context, the principal veins and faults are grouped as follows:

  1)
  West-northwest ("WNW"), pre-mineralization, numerous re-activation episodes;

  2)
  North to northeast ("NNE"), pre-and post-mineralization;

  3)
  North to north-northwest pre- and post-mineralization, low angle fault, seen only at the Carola fault; and

  4)
  North to north-northwest post-mineralization, basin and range type structures.

        The mineralization is controlled by the WNW and the NNE system. The Santo Nino and Reyna de Plata faults represent the WNW system. These faults run sub-parallel to each other and can be traced for up to seven kilometres. The principal gold occurrences on the property are hosted by the Santo Nino fault zone. Numerous episodes of movements are interpreted, including a pre-mineralization sinistral to normal movement during a north-northwest to south-southeast extension period and a post-mineralization dextral movement during a northeast to east-northeast extensional period. The north to northeast faults were also important to the emplacement of gold on the property. It is at the intersection of two structures, the Victoria and the El Comedero faults with the Santo Nino fault zone, that are respectively located the Santo Nino and the Oberon de Weber ore shoots.

Deposit Type and Mineralization

        Gold and silver mineralization on the Pinos Altos project consists of low sulphidation epithermal type hydrothermal veins and breccias. The Santo Nino structure outcrops over a distance of roughly six kilometres. It strikes at 060 degrees azimuth on its eastern portion and turns to strike roughly 090 degrees azimuth on its western fringe. The structure dips at 70 degrees towards the south. The four mineralized sectors hosted by the Santo Nino structure consist of discontinuous quartz rich lenses named from east to west: El Apache, Oberon de Weber, Santo Nino, and Cerro Colorado. All four mineralized sectors share a similar multi-episodic history. From oldest to most recent:

  1)
  Intrusion of Santo Nino andesite dikes within the Santo Nino fault zone.

  2)
  Formation of vuggy cockade textured breccias containing variable amounts of andesitic (Santo Nino) and rhyolitic (Victoria) fragments.

  3)
  Formation of quartz-sericitic breccias. These breccias are usually strongly oxidized along fractures and are marked by fine pyrite disseminations (less than 1%). Visible gold is sometimes noted within these breccias. The quartz is host to andesitic and rhyolitic lithic fragments.

  4)
  Formation of green quartz breccias. The quartz-adularia matrix is host to strongly silicified wallrock fragments from the Santo Nino andesites and the Victoria ignimbrites. The matrix consists of banded coloform and crustiform, locally drusitic green quartz. Traces of visible gold and pyrite are noted. Native silver and electrum were noted in higher grade sectors.

  5)
  A late breccia event consisting of grey to yellowish green quartz with locally amethyst. This quartz cements fragments of all units described above. Grey to blackish grey calcite is also associated to this event.

  6)
  Late brittle fault gouges along the Santo Nino fault within which mineralized rock fragments are sporadically noted.

        The El Apache is the most weakly mineralized. The area hosts a weakly developed white quartz dominated breccia. Gold values are low and erratic over its roughly 750 metre strike length. Past drilling suggests that this zone is of limited extent at depth.

        The Oberon de Weber showing is followed on surface and by diamond drilling over an extent of roughly 500 metres. Shallow holes drilled by the Company show good continuity both in grade and thickness over roughly 550 metres. From previous drilling done by Penoles, continuity at depth appears to be erratic with a weakly defined western rake.

        The Santo Nino lens is the most vertically extensive of these lenses. It has been traced to a depth of approximately 750 metres below surfact. The vein is followed on surface over a distance of 550 metres and discontinuously up to of 650 metres. Beyond its western and eastern extents, the Santo Nino andesite is massive and only weakly altered. It therefore appears that the higher grade gold encountered within the quartz breccias formed at the contact between the Buenavista and Victoria ignimbrites reflects the geological continuity within the mineralized breccias and that correlation from hole to hole of these higher grade values is difficult at best.

        The Cerro Colorado lens is structurally more complex than the three described above. Near surface, it is marked by a complex superposition of brittle faults with mineralized zones which are difficult to correlate from hole to hole. Its relation to the Santo Nino fault zone is not clearly defined. Two deeper holes done by Agnico-Eagle during this campaign suggest better grade continuity at depth.

Mineralogy

        The minerals present are indicative of an oxidized, epithermal, low sulphidation (and likely low sulphide) precious metals vein system rich in silver. The temperature of formation is thought to have been below 300oC, as no selenium minerals have been found to date. The presence of kaolinite and dickite are indicative of an acidic environment. The presence of hematite crystals in the center of acanthite indicates that the deposit was probably formed under oxidative conditions.

        One sample from the hole PA-05-03 was submitted for a petrographic description. Ore minerals observed under the petrographic microscope were silver, acanthite and gold. The gangue included quartz, kaolinite, hematite and minor apatite and chrysocolla. Acanthite forms fill between quartz grains and crystals. Silver occurs as replacement rims on the acanthite. Gold occurs as small, sub-millimetre grains either as floaters in quartz matrix or rarely associated directly with silver minerals. Hematite and chrysocolla form by oxide replacement of early sulphide phases, hematite from pyrite and chrysocolla, presumably from stromeyerite or chalcopyrite.

Exploration Program

        Based on the positive drilling results and growing precious metals resources, in 2006 the Company accelerated its work on the property and initiated a $23 million exploration program. The objectives of the exploration program included: converting resources to reserves, expanding the resource by drilling in under-explored sectors along the strike and at depth, completing a feasibility study and developing an underground ramp to provide a deeper drilling platform and to expose the mineralization sampling. In 2006, 86 holes were drilled on the property for a total length of 21,000 metres. And at the end of 2006, five drills are operating on the property, focused largely on resource conversion at relatively shallow depths (less than 300 metres generally). The program has confirmed the open pit and the underground potential of both the Santo Nino and Oberon de Weber structures. Our work to date has also confirmed that Santo Nino and Cerro Colorado structures remain open along strike and at depth.

        The exploration works focused on three known ore shoots, the Santo Nino, Oberon de Weber and Cerro Colorado Structures. The total strike length of the known mineralization is appreciatively eight kilometres. A summary of the best results from the recent drilling on the main Santo Nino zone is found in the following table. These results have increased confidence that the overall gold and silver resource around Cerro Colorado and Santo Nino is likely to grow. One of the most significant results was in the hole PA-05-81 that returned 5.8 grams gold per tonne and 42.0 grams silver per tonne over 2.5 metres at a depth of approximately 625 metres. This hole is approximately midway between the Santo Nino and Cerro Colorado zones. This intersection suggests that these two zones may join at depth. Also significant are the intersections returned in hole PA-06-83 (16.2 grams gold per tonne and 116.0 grams silver per tonne over 3.2 metres) that confirms the depth potential along the steep east plunge of Santo Nino, and also in hole PA-06-111 (6.3 grams gold per tonne and 105.0 grams silver per tonne over 39.0 metres) that supports the open pit potential of Santo Nino.

        Some of the most notable drill holes from the most recent program are set out below:

		Interval (m)
	True Thickness (m)			Gold (g/t) (Cut 60 g/t)	Silver (g/t) (Cut 800 g/t)
Drill Hole		From:	To:
Santo Nino Zone
PA-05-57A	2.6	755.6	760.0	2.3	23
PA-05-81	2.5	642.0	646.0	5.8	42
PA-06-83	3.2	720.7	742.2	16.2	116
PA-06-85	10.1	222.5	233.5	11.6	192
PA-06-90	28.0	243.0	275.2	4.0	59
including	3.2	251.9	255.5	26.0	93
PA-06-105	29.0	245.0	292.0	2.6	82
including	4.3	245.0	252.0	10.0	363
PA-06-111	39.0	78.4	139.0	6.3	105
including	14.6	78.4	101.0	9.1	184
and incuding	7.0	116.0	126.9	14.2	105

        Exploration and resource conversion diamond drilling will now be focused at depths below 300 metres along the Santo Nino and Cerro Colorado zones and also along the San Eligio gold structure. San Eligio is located approximately 250 metres north of Santo Nino, where surface mapping and prospecting has suggested good potential for additional mineralization on strike and at depths below 150 metres. Assays from the initial round of drilling are expected to be completed shortly. Visual inspection of the drill core resulted in sightings of visible gold. The core is very similar to that of Santo Nino, geologically.

        A recent discovery is in the Carola area, located in the northwestern quadrant of the Pinos Altos property, where initial exploration results have been encouraging. Although mineralization was previously detected in this area, grab samples and channel samples have confirmed the previous results. Prospecting and geological mapping have also resulted in the discovery of new showings that have returned gold values as high as 33.3 grams per tonne. These results are spread over a large area, in excess of one square kilometre. Also of interest is the Creston Colorado occurrence where trenching has exposed a shallowly dipping zone of quartz vein mineralization grading 3.5 grams per tonne gold over a 45.4 metre length at surface. While this is an apparent thickness on a shallowly dipping structure, the true thickness will be confirmed by the upcoming drill program. A drill is currently being mobilized to investigate the grade, thickness, orientation and extent of gold and silver mineralization in this sector. Five holes were drilled trough the structure in 2006 and the preliminary results confirm the geological model of the sector.

        The feasibility study at Pinos Altos has been completed and is currently undergoing an independent third party review.

Future Work

        Based on the positive drilling results and the growing precious metals resource, Agnico-Eagle will accelerate its work program on the property with the objective of obtaining Board approval for the feasibility study by the end of the second quarter of 2007. The feasibility study at Pinos Altos considers a base case of approximately 4,000 tonnes of ore processed per day. Assuming that Board approval is obtained in 2007, gold and silver production at Pinos Altos could begin in 2009. The 2007 and 2008 work program will include an exploration ramp which will be developed on the footwall of Santo Nino and Cerro Colorado for additional drilling at depth in the area of the Cerro Colorado and Santo Nino structures where there are suggestions that the two structures may join at depth. The main objectives of the program will be to convert the present inferred resource estimates along Cerro Colorado, San Eligio and El Apache and along the depth extension of the Santo Nino Zones, and test the potential target around the Pinos Altos area. A program of geotechnical drilling was also started in December 2006, in order to collect some technical data to design the future open pits. Agnico-Eagle has also engaged the local communities in the project area to ensure that the project provides real, long-term benefits to the residents living and working in the region. Budgeted exploration expenditure for 2007 at the Pinos Altos project are $25.5 million.

        Agnico-Eagle has opened a regional office in Chihuahua to facilitate the feasibility study and permitting process, to carry out further exploration at the Pinos Altos project, and to evaluate other opportunities in Mexico. Environmental reviews have been completed and applications for all major construction and applications for operating permits have been submitted to the appropriate Mexican review agencies.

Agnico-Eagle's Exploration Activities

        Agnico-Eagle continued to actively explore in Quebec, Ontario, Newfoundland, Nevada, Finland and Chihuaha, Mexico. At the end of December 2006, the land holdings of Agnico-Eagle in Canada consisted of 3,080 mineral titles (claims, mining leases, etc.) covering an aggregate of 84,280 hectares. Land holdings in the United States consisted of 12 properties covering 16,829 hectares. Land holdings in Finland consisted of one mining licence covering 846.9 hectares, 93 claims covering 7,101.4 hectares and 30 reservations covering 26,820 hectares. In Mexico, the holdings consisted of two properties covering a total of 46,015 hectares and the Pinos Altos property, which covers 11, 023 hectares. During 2006, the Company's Canadian exploration activities were focused on the CLL Fault Zone between the Bousquet and Lapa areas in the Abitibi region of Quebec. The Company is conducting exploration activities in other parts of the Abitibi region, in Ontario and in Newfoundland and Labrador. The Company also has exploration property in northwestern Ontario. In Nevada, exploration activities during 2006 were concentrated on the Cortez-Battle Mountain trend and northeastern region of the State. With the acquisitions in Mexico and Finland, Agnico-Eagle began an aggressive exploration program on Pinos Altos, with the objective of completing a feasibility study in the second quarter of 2007, and pursuing further drilling along the Suurikuusikko Trend in Finland.

Mineral Reserve and Mineral Resource

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

  This section uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

  This section uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

        The information set forth below with respect to the mineral reserves at the LaRonde Mine (including the LaRonde Mine extension), the Lapa, Goldex and Kittila mine projects, the Pinos Altos project and the Bousquet and Ellison properties has been prepared by the qualified people set out below in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("National Instrument 43-101"). The Company's Vice President, Project Development, Marc Legault, P.Eng, a "qualified person" under National Instrument 43-101, has supervised the preparation of and verified the information that forms the basis for the scientific and technical information in this Form 20-F. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

Property	Qualified person responsible for mineral reserve estimates
LaRonde Mine (including the LaRonde Mine extension)	Francois Blanchet, Ing., Superintendent of Geology, LaRonde Mine
Goldex	Serge Levesque, Ing. Technical Superintendent, Goldex mine project
Lapa	Normand Bédard, P. Geo., Technical Superintendent, Lapa mine project
Kittila	Marc Legault, P. Eng., Vice President, Project Development
Pinos Altos	Daniel Douchet, Ing., Principal Engineer, Technical Services Group
Bousquet and Ellison	Normand Bédard, P. Geo., Technical Superintendent, Lapa mine project

        The criteria set forth in National Instrument 43-101 for reserve definitions and guidelines for classification of mineral reserve are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by Staff of the SEC ("Guide 7"). However, the definitions in National Instrument 43-101 differ in certain respects from those under Guide 7. Under Guide 7, among other things, a mineral reserve estimate must have a feasibility study and be calculated using a historic three-year average price. The Company uses historic three-year average prices to calculate its mineral reserves. On the Bousquet property, no feasibility study has been completed; however this mineral reserve consists of broken ore that has already been mined and is currently stockpiled on the surface. As the grade of this ore is above the economic level to mill the material, it has been classified as proven mineral reserve. In addition to the differences noted above, Guide 7 does not recognize mineral resources. Set out below are the reserve estimates as calculated in accordance with National Instrument 43-101 and Guide 7, respectively:

	National Instrument 43-101			Industry Guide 7
Property	Tonnes	Grade (g/t)	Contained Gold (oz)	Tonnes	Grade (g/t)	Contained Gold (oz)
Proven Reserve
LaRonde	5,778,800	2.76	512,940	5,778,800	2.76	512,940
Goldex	97,270	2.25	7,037	97,270	2.25	7,037
Bousquet	86,035	6.30	17,416	—	—	—
Total Proven Reserve	5,962,105		537,393	5,876,070		519,977
Probable Reserve
Goldex	22,813,391	2.29	1,681,930	22,813,391	2.29	1,681,930
Lapa	3,943,895	9.08	1,151,754	3,943,895	9.08	1,151,754
LaRonde (including LaRonde Mine extension)	29,863,343	4.83	4,638,035	29,863,343	4.83	4,638,035
Kittila	16,022,264	5.08	2,615,678	16,022,264	5.08	2,615,678
Pinos Altos	18,607,522	3.07	1,836,921	18,607,522	3.07	1,836,921
Total Probable Reserve	91,250,415		11,924,318	91,250,415		11,924,318
Total Proven and Probable Reserve	97,212,520		12,461,710	97,126,485		12,444,295

National Instrument 43-101 Definitions

        National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

        A "mineral reserve" is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A "proven mineral reserve" is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A "probable mineral reserve" is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

        A "mineral resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A "measured mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An "indicated mineral resource" is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineral resources that are not mineral reserves do not have demonstrated economic viability. An "inferred mineral resource" is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

        A "feasibility study" is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production. A "preliminary feasibility study" or "pre-feasibility study" is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve. "Cut-off grade" means (a) in respect of mineral resources, the lowest grade below which the mineralized rock currently cannot reasonably be expected to be economically extracted, and (b) in respect of mineral reserves, the lowest grade below which the mineralized rock currently cannot be economically extracted as demonstrated by either a preliminary feasibility study or a feasibility study. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production and metal prices.

LaRonde Mineral Reserve and Resource

	As at December 31,
LaRonde Division (including LaRonde Mine extension)
	2006	2005	2004
Gold
Proven — tonnes	3,400,000	3,800,000	3,200,000
Average grade — gold grams per tonne	3.91	4.21	4.80
Probable — tonnes	25,800,000	26,100,000	24,900,000
Average grade — gold grams per tonne	5.46	5.45	5.37
Zinc
Proven — tonnes	2,400,000	2,900,000	2,600,000
Average grade — gold grams per tonne	1.15	1.27	1.03
Probable — tonnes	4,100,000	3,800,000	6,200,000
Average grade — gold grams per tonne	0.87	0.82	1.10
Total mineral reserve — tonnes	35,600,000	36,700,000	36,900,000
Total contained gold ounces	5,151,000	5,307,000	5,104,000

Notes:

(1)
Tonnage information is rounded to the nearest 100,000 tonnes. Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserve.

(2)
The proven and probable mineral reserves set forth in the table above are based on net smelter return cut-off value of the ore that varies between C$52.00 per tonne and C$64.00 per tonne depending on the deposit. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The Company's historical metallurgical recovery rates at the LaRonde Mine from January 1, 2001 to December 31, 2006 were 91.9% for gold, 84.2% for silver, 77.5% for copper and 82.2% for zinc. The mineral reserve figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

The 2007 mineral reserve and mineral resource estimate at LaRonde was calculated using a gold price of $486 per ounce, a silver price of $8.69 per ounce, a copper price of $1.99 per pound, a zinc price of $0.89 per pound and an exchange rate of C$1.21 per $1.00. The metal and foreign exchange assumptions were changed in 2006 resulting from changes in the prices for each metal and C$/US$ exchange rate and reflect the three-year historical average initial prices and exchange rate for the three-year period ended December 31, 2006. For every 10% change in the gold price, there would be an estimated 1% change in proven and probable reserves.

(3)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the LaRonde Division by category at December 31, 2006 with those at December 31, 2005.

	Proven	Probable	Total
December 31, 2005	6,768	29,934	36,702
Mined	(2,634)	—	(2,634)
Revision	1,645	(71)	1,574
December 31, 2006	5,779	29,863	35,642
(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the LaRonde Mine may be found in the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR March 23, 2005.

Lapa Mineral Reserve and Mineral Resource

        At December 31, 2006, the Lapa property contained 3.9 million tonnes of probable reserves grading 9.08 grams of gold per tonne.

	December 31, 2006	December 31, 2005
Gold
Probable — tonnes	3,944,000	4,090,000
Average grade — gold grams per tonne	9.08	8.88
Total mineral reserve — tonnes	3,944,000	4,090,000
Total contained gold ounces	1,152,000	1,168,000

Notes:

(1)
Tonnage information is rounded to the nearest 100,000 tonnes. Total contained gold ounces does not include equivalent gold ounces for byproduct metals contained in the mineral reserve.

(2)
The 2007 mineral reserve and mineral resource estimate was calculated using a gold price of $486 per ounce, metallurgical recoveries of 85.8% and an exchange rate of C$1.21 per $1.00 compared to $405, 85.6% and C$1.30, respectively for the January 2006 estimate. For every 10% change in the gold price, there would be an estimated 6% change in probable reserves.

For the indicated mineral resource models, a minimum gold grade cut-off of 3.9 grams per tonne diluted was used to evaluated drill hole intercepts that have been adjusted to respect a minimum mining width of 2.8 metres (horizontal width). The indicated mineral resource is reported diluted while the mineral inferred resource is reported undiluted. Separate cut-off grades are used for the estimation of mineral reserves and mineral resources. In order to estimate the mineral reserve, a dilution factor that averaged 34% was applied while 39% was applied to the indicated mineral resoruce. For the reserve models, the minimum in situ gold grade cut-off was 4.3 grams per tonne. The cost per tonne estimate for the Eureka mining method is C$64.45. The cut-off grade used for the estimate of mineral reserves is based on the grades used in the feasibility study that supports the estimate of mineral reserves whereas the cut-off grade used for the estimation of mineral resources is determined by the Company based on the minimum grade of ore that has reasonable prospects for economic extraction. The gold price used to calculate the cut-off for the mineral resource is 25% higher than the reserve price (US$608). The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve and resource figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. In addition to the mineral reserves set out above, at December 31, 2006 the Lapa property contained 1.35 million tonnes diluted of indicated mineral resource grading 4.15 grams of gold per tonne and 1.22 million tonnes of inferred mineral resource undiluted grading 7.30 grams of gold per tonne.

(3)
For the 2007 mineral reserve and mineral resource estimate, gold assays were cut to 110 grams per tonne for the Contact zone and the satellites zones that comprise the Lapa deposit.

(4)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Lapa mine project may be found in the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR June 8, 2006.

Goldex Mineral Reserve and Mineral Resource

        During 2006, part of the underground development work at Goldex that was done to prepare the project for future mine production was within the Goldex Extension Zone probable mineral reserve envelope; this excavated rock was stockpiled on the surface and was assigned to proven mineral reserves (at a grade measured by sampling) whereas the extracted ore was subtracted from the probable mineral reserves. The proven reserve stockpile also contained a minor amount of sampled rock from excavations through other mineralized zones that was above the Goldex Extension Zone gold grade cut-off (1.37 grams of gold per tonne cut-off as established by the feasibility study). At December 31, 2006, the Goldex property contained 22.9 million tonnes of proven and probable reserves grading 2.29 grams of gold per tonne.

        The following table shows the Goldex property reserves as of December 31, 2006.

	December 31, 2006	December 31, 2005
Gold
Proven — tonnes	97,000	18,000
Average grade — gold grams per tonne	2.25	1.88
Probable — tonnes	22,813,000	21,375,00
Average grade — gold grams per tonne	2.29	2.39
Total mineral reserve — tonnes	22,910,000	21,393,000
Total contained gold ounces	1,688,967	1,641,000

Notes:

(1)
Tonnage information is rounded to the nearest 100,000 tonnes. Total contained gold ounces does not include equivalent gold ounces for byproduct metals contained in the mineral reserve.

(2)
The 2006 mineral reserve and mineral resource estimate was calculated using a gold price of $486 per ounce, metallurgical recoveries of 93.6% and an exchange rate of C$1.42 per $1.00. Mining costs at Goldex were estimated to be C$18.67 per tonne. For a 10% change in the gold price, the Company estimates there would be no change in reserves.

(3)
The cut-off grade used to evaluate drill intercepts at Goldex was 1.37 grams of gold per tonne over a minimum true thickness of approximately 15 metres. The reserve was derived by evaluating a three-dimensional model of the Goldex Extension Zone, whose gold grade was estimated using a 95% confidence interval grade calculation method, and then adjusting the model envelope to only include sectors with a greater than 75% probability of exceeding the 1.37 grams of gold per tonne cut-off grade. In order to estimate the mineral reserve, a dilution factor that averaged 11.2% was applied. The cut-off grade used for the estimate of mineral reserves is based on the grades used in the feasibility study that supports the estimate of mineral reserves whereas the cut-off grade used for the estimation of mineral resources is determined by the Company based on the minimum grade of ore that has reasonable prospects for economic extraction. The metal grades reported in the mineral reserve estimate represent in-place grades and do not reflect losses in the recovery process, that is, the metallurgical losses associated with processing the extracted ore. The mineral reserve and resource figures presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. As at December 31, 2006, Goldex was estimated to contain 8.6 million tonnes of inferred mineral resource grading 2.62 of gold per tonne.

(4)
The following table shows the reconciliation of mineral reserves (in nearest thousand tonnes) at the Goldex Mine Project by category as at December 31, 2005 to December 31, 2006.

	Proven	Probable	Total
December 31, 2005	18	21,375	21,393
Revision	79	1,438	1,523
December 31, 2006	97	22,813	22,916
(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Goldex mine project may be found in the Technical Report on the Estimation of Mineral Resource and Reserves for the Goldex Extension Zone filed with the Canadian securities regulatory authorities on SEDAR October 27, 2005.

Kittila Mineral Reserve and Mineral Resource

        At December 31, 2006, the Kittila property contained 2,615,678 million ounces of probable reserves grading 5.08 grams of gold per tonne:

	December 31, 2006	December 31, 2005
Gold
Probable — tonnes	16,022,000	13,757,000
Average grade — gold grams per tonne	5.08	5.6
Total mineral reserve — tonnes	16,022,000	13,757,000
Total contained gold ounces	2,615,678	2,325,000

Notes:

(1)
Tonnage information is rounded to the nearest 100,000 tonnes. Total contained gold ounces does not include equivalent gold ounces for byproduct metals contained in the mineral reserve.

(2)
The 2006 mineral reserve and mineral resource estimate was calculated using a gold price of $486 per ounce, an exchange rate of $1.25 per €1.00 and minimum mining widths of three metres. For a 10% change in the gold price, the Company estimates that there would be a 5% change in probable mineral reserves.

(3)
Gold cut-off grades used were 1.9 grams per tonne for open pit resources, 3.7 grams per tonne for underground resources and 1.85 grams per tonne for open pit reserves and 3.04 grams per tonne for underground reserves. High gold values were cut to 50.0 grams per tonne. For the 2005 mineral reserve and mineral resource estimate, gold assays were cut to 50.0 grams per tonne.

(4)
Indicated mineral resources were 4,191,004 tonnes grading 3.95 grams per tonne. In addition, the Kittila mine project had inferred mineral resources of 2,779,579 tonnes of ore grading 5.51 grams per tonne.

(5)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this Form 20-F relating to the Kittila mine project may be found in the Technical Report on the Estimation of Mineral Resource and Reserves on the Surrikuusikko Gold Project, Northern Finland filed with the Canadian securities regulatory authorities on SEDAR March 14, 2006.

Pinos Altos Mineral Reserve and Resource

        At December 31, 2006, the Pinos Altos property contained 18.6 million tonnes of probable reserves grading 3.07 grams of gold and 92.77 grams of silver per tonne:

	December 31, 2006	December 31, 2005
Gold
Probable — tonnes	18,608,000	0
Average grade — gold grams per tonne	3.07	—
Total mineral reserve — tonnes	18,608,000	0
Total contained gold ounces	2,615,678	0

Notes:

(1)
Tonnage information is rounded to the nearest 100,000 tonnes. Total contained gold ounces does not include equivalent gold ounces for byproduct metals contained in the mineral reserve.

(2)
The 2006 mineral reserve and mineral resource estimate was calculated using a gold price of $486 per ounce, an a Mexican Peso/US$ exchange rate of 11.02, and minimum mining widths of either three metres for underground or four metres for open pit. A cut-off of 0.6 grams of gold (assuming a 84 grams of silver per tonne grade) was used to determine the open pit reserves while a net smelter return of $38.0 per tonne was applied to the diluted grade for the underground reserves. A 10% dilution was applied for the open pit reserve estimate while a dilution that averaged 13% was applied for the underground reserve estimate.

(3)
Indicated mineral resources were 1,636,250 tonnes grading 1.48 grams of gold per tonne and 81.84 grams of silver per tonne. In addition, the Pinos Altos property had inferred mineral resources of 5,198,395 tonnes of ore grading 3.03 grams of gold and 80.54 grams of silver per tonne.

(4)
Gold assays were cut to either 15 grams per tonne or 46 grams per tonne, depending on the rock type. Silver assays were either not cut, or cut to 2,200 grams per tonne depending on the rock type.

(5)
At Pinos Altos, the diamond drilling equipment recovered either NQ (48 millimetre diameter) or HQ (64 mm diameter) core samples. In a few cases, BQ (36.5 millimetre diameter) core was also recovered. The drill core selected for analysis was sawed in half with one-half sent to a commercial analytical laboratory and the other half retained for future reference.

An
Analytical Quality Assurance Program has been established to control and assure the analytical quality of assays in its exploration at Pinos Altos. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision while certified standards determine the analytical accuracy. In addition, approximately 10% of the assayed samples are sent to a second certified laboratory for check analysis. BSI Inspectorate Laboratories, an ISO 9002 / 9001:2000 accredited exploration analysis laboratory, collects the split core samples directly from the Pinos Altos project site, then prepares the samples at its facilities in Durango, Mexico and finally performs gold and silver analyses at its lab in Reno, Nevada. ALS Chemex in Reno, Nevada, also an ISO accredited laboratory, re-analyzes all of the samples selected for check assaying.

The
gold assaying method, using a 60 gram charge, is by Fire Assay with either an atomic absorption finish or, if the atomic absorption result is greater than 3 parts per million of gold, gravimetric finish as requested by the project geologist. Silver analysis, from a 30 gram charge, is either by three acid digestion followed by atomic absorption or, if the atomic absorption result is greater than 200 parts per million of silver by Fire Assay with a gravimetric finish as requested.

Legal and Regulatory Proceedings

        As disclosed by the Company on March 18, 2004, the staff of the Ontario Securities Commission had been investigating the Company in relation to the timing and content of the Company's disclosure concerning a rock fall that occurred at the LaRonde Mine in the first quarter of 2003. In April 2005, the Ontario Securities Commission approved a settlement agreement reached between the Company and staff at the Ontario Securities Commission. Under the settlement agreement, the Company agreed to submit to a third party review of its disclosure practices and policies, which is currently underway.

        In addition, on November 4, 2004, the Company was advised that Ontario Securities Commission staff were investigating an officer of the Company for potential insider trading violations. On November 5, 2004, the Company suspended the officer with pay pending the outcome of an internal investigation into the allegations and, on December 7, 2004, the Company terminated the officer. The Company is cooperating with the Ontario Securities Commission in its investigation.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Business Overview and 2006 Highlights

        The Company is a leading, intermediate-sized, gold producer with roots that go back more than 30 years. Today it operates the LaRonde Mine in northwestern Quebec, Canada, a politically stable area supportive of the mining industry.

        Throughout 2006, the Company continued executing its strategy of building a multi-mine platform from the foundation of its LaRonde Mine. At the LaRonde Mine, the Company initiated a new project to extend the existing infrastructure below Level 245, which is anticipated will extend the mine life beyond 2020. The infrastructure base at, and knowledge gained building, the LaRonde Mine has been leveraged by the Company in building the Lapa and Goldex mine projects, both of which are within 60 kilometres of the LaRonde Mine and scheduled to commence production in 2008. The three Quebec mines will all benefit from the common infrastructure and mining team and are on track to increase the Company's production profile. The LaRonde Mine extension is expected to increase production from that mine to 320,000 ounces annually beginning in 2011, while Goldex and Lapa mine projects are anticipated to produce 170,000 and 125,000 ounces annually, respectively.

        Working from the Company's technical base in northwestern Quebec, the Company has diversified geographically while maintaining a low political risk profile. In 2006, the Company began construction on its Kittila mine project in northern Finland. The property on which Kittila mine project is located was added to the Company's portfolio through the 2005 acquisition of Riddarhyttan. This property was attractive to the Company as northern Finland is geologically and topographically similar to the Abitibi region of Quebec, where the LaRonde Mine is located. In addition, the Kittila mine project is situated in what the Company believes to be a politically stable area that is supportive of the mining industry. Using the Company's technical experience gained from its operations in Quebec, the development team at the LaRonde Mine designed a drill program at the Kittila mine project which led to the conversion of resources to reserves at the beginning of 2006 and then completed a feasibility study which led to a decision to build a mine in mid-2006.

        In 2006, the Company completed the acquisition of Pinos Altos, an advanced stage exploration property in northern Mexico, after the Company's extensive drilling campaign had doubled the contained gold and silver resources on the property. Throughout 2006, the Company enjoyed continued exploration success on this property leading to the conversion of resources to reserves at the beginning of 2007. The Company's development team has completed a feasibility study which is currently undergoing independent third party review.

        The Company has now assembled local management teams in Mexico and Finland comprised of seasoned mining professionals. These management teams will work with the technical team from the LaRonde Mine to build mines and identify new exploration and development opportunities. The Company has allocated $23 million for exploration activities in 2007. These exploration activities will be conducted both at the Company's major projects and in the surrounding areas, as the Company has had success locating new gold zones outside of the previously contemplated mining areas.

        Already in 2007, the Company announced a take-over bid for Cumberland, the owner of the Meadowbank gold project in Nunavut Territory, Canada. This proposed transaction is consistent with the Company's strategy of building value by growing in mining-friendly, low political risk areas of the world. If the take-over bid is successful, the Company anticipates production starting by early 2010 with 400,000 ounces of gold produced annually over the first four years and an average of 350,000 ounces per year over the remaining five years of the estimated life of the mine. The proposed acquisition anticipates leveraging off of the Company's proven technical expertise at the Company's LaRonde Mine base, as it is currently contemplated that the Meadowbank project will be supervised by Agnico-Eagle's technical team based in northwestern Quebec. The Meadowbank project timeline is a good fit with Agnico-Eagle's existing project development schedule, as the Company anticipates completing the construction of the Goldex and Lapa mine projects in 2008, immediately prior to the start of the construction of the surface facilities at Meadowbank.

        Agnico-Eagle's production is low-cost, which protects shareholders during periods of weaker gold prices. The Company is positioned to benefit from a stronger gold price and, throughout its 30-year history, it has never sold away the upside for its gold production.

        The Company earns a significant proportion of its revenue and generates cash flow from the production and sale of gold in both doré and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc and copper.

        The main highlights for 2006 were:

  •
  Gold production of 245,826 ounces;

  •
  Record proven and probable gold reserves of 12.5 million ounces, an increase of 19% over the prior year;

  •
  Low total cash costs per ounce at the LaRonde Mine of minus $868 in the fourth quarter, contributing to record low annual total cash costs per ounce of minus $690;

  •
  Fourth quarter net income of $41.9 million ($0.35 per share) contributing to record annual earnings of $161.3 million ($1.40 per share);

  •
  Record cash provided by operating activities of $84.5 million in the fourth quarter, contributing to record annual cash provided by operating activities of $226.3 million;

  •
  Strengthening of the management team throughout 2006 and early 2007 to accommodate the Company's growth with the addition of:

  •
  Vice President, Operations

  •
  Vice President, Project Development

  •
  Vice President, Europe

  •
  Vice President, Latin America

  •
  Vice President, Human Resources

  •
  Vice President, Investor Relations

  •
  Vice President, Environment

        Throughout this section, the terms total cash costs per ounce and minesite costs per tonne are used. Both of these measures are non-GAAP measures and are discussed in more detail, including management's use of the measures and their limitations and the reconciliation of such measures to GAAP measures, under the caption "— Results of Operations — Production Costs".

Key Performance Drivers

        The key drivers of financial performance for Agnico-Eagle are:

  •
  the spot price of gold;

  •
  spot prices of silver, zinc and copper;

  •
  the C$/US$ exchange rate;

  •
  production volumes; and

  •
  production costs.

        Agnico-Eagle has never sold gold forward as management believes that low-cost production is the best protection against decreasing gold prices. As a result, the Company is positioned to benefit from rising gold prices. The sale of byproduct silver, zinc and copper is important to both revenue and total cash costs per ounce. Therefore, certain strategies are implemented occasionally to mitigate the effects of fluctuating prices of byproduct metals. The C$/US$ exchange rate is also an important financial driver as practically all operating costs are paid in Canadian dollars while revenue is generated in U.S. dollars. As such, hedging strategies are also used to mitigate the impact of fluctuating exchange rates on total cash costs per ounce.

Markets

        The following market analysis for gold and silver was reproduced from Scotia Mocatta "Metal Matters" reports. Charts were constructed from data derived from Bloomberg. The market analysis for copper and zinc was reproduced from Morgan Stanley "Basic Materials" research reports.

        The gold price continued to rise in 2006 reaching highs of $730 before retracing to below $600 and then rising again to its current level of approximately $650.

Gold PM Fix ($/Oz.)
(Source: Bloomberg)

        Investment demand continued to be the catalyst for gold in 2006 as demand showed signs of weakness when prices appreciated but rebounded moderately on price dips. All of the investment demand was added to United States Exchange Traded Funds ("ETFs") which suggests U.S. investors remain concerned about the long-term prospects of the US dollar. Gold tracked oil closely for a period throughout 2006 and was dragged down by oil price declines. The fourth quarter saw continued US dollar weakness which allowed gold to recover some of the losses it sustained in the third quarter when it came off its highs for the year.

        Gold prices should continue to push higher throughout 2007. Physical demand from jewelry consumption should remain stable with economic growth in East Asia and India muting the effect of physical demand choke-off from higher gold prices. Supply is also forecasted to remain relatively unchanged as moderate increases in mine-site supply are expected to be offset by decreases in producer de-hedging. A slowing U.S. economy and weakening US dollar will also help gold prices in 2007, but apart from economic weakness, central banks looking to diversify their US dollar holdings could also push the US dollar lower. While many central banks have announced intentions to move US dollar reserves into Euros, it is expected that some diversification could come with a move into gold as well.

        Silver prices fell dramatically to start 2006 but rebounded to reach highs of $14.83 before consolidating to its current level of approximately $13.00. Silver prices are responding to new sources of demand for the metal. With photography demand declining every year, new uses for plasma TV displays (which can use up to an ounce per screen), smart tags and for treating glass to reflect heat are potentially huge markets. Another new source of demand is for solder now that Europe has banned lead based solders.

Silver PM Fix ($/Oz.)
(Source: Bloomberg)

        Despite demand growth from new industrial applications, investment demand will still be the largest catalyst of silver price movements in 2007. The effect of new applications on demand is not sufficient to support the current price suggesting silver is benefiting from a strong correlation with gold prices and the weakening of the US dollar. For silver to appreciate further from these levels, a continued deterioration in the US dollar is required which seems likely given the ever growing twin deficits.

        Copper prices have been on a prolonged downward trend since peaking at almost $4.00 in May. Prices have declined to their current levels of $2.75 on the back of steadily increasing copper inventories. Copper usage in North America fell almost 10% in the fourth quarter while copper usage in China showed only moderate growth. For 2007, most analysts expect copper to test the $2.50 level and possibly go below it if the construction industry in the U.S. continues to lag.

        Zinc prices lagged behind copper somewhat throughout 2006 with zinc reaching its highs of $2.11 at the end of November before consolidating somewhat to end the year at $1.95. Zinc started 2006 on a sharp downward trend retreating to $1.38 before recovering somewhat to its current levels of $1.50. The downward trend was caused by an overreaction to the moderate increase in inventory levels coupled by Chinese net exports of zinc in January (China has typically been a net importer) which fueled fears that Chinese growth is slowing at a faster pace than originally expected. The prospects for zinc for 2007 are still very good. Inventory levels are only up marginally from the levels experienced when zinc was at $2.11 and although China has recently become a net exporter of zinc, western world demand still exceeds supply.

Results of Operations

Revenues from Mining Operations

        In 2006, revenue from mining operations increased 93% to $465 million from $241 million in 2005. Although production of gold, silver and zinc all increased compared to 2005 production levels, sales volumes were slightly lower for gold, silver and copper. The decrease in the sales volumes for these metals were more then offset by an increase in zinc sales and sharp price increases for all metals that led to a significant increase in overall revenue.

        In 2006, sales of gold and silver accounted for 47% of revenues, down from 66% and 75% in 2005 and 2004, respectively. The decline in the percentage of revenues from precious metals is largely due to increased revenues from byproduct copper and zinc as a result of a sharp increase in prices for each metal. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges. In 2007, at budgeted metal prices, Agnico-Eagle anticipates precious metal sales to account for over 50% of overall revenue. See "— Outlook". The table below sets out net revenue, production volumes and sales volumes by metal:

	2006	2005	2004
Revenues from mining operations (thousands):
Gold	$159,815	$117,888	$105,528
Silver	58,262	41,808	35,289
Zinc	211,871	67,150	33,044
Copper	34,684	14,492	14,188

	$464,632	$241,338	$188,049

Production volumes:
Gold (ounces)	245,826	241,807	271,567
Silver (000's ounces)	4,955	4,831	5,699
Zinc (tonnes)	82,183	76,545	75,879
Copper (tonnes)	7,289	7,378	10,349
Sales volumes:
Gold (ounces)	256,961	262,429	254,937
Silver (000's ounces)	4,739	5,221	5,362
Zinc (tonnes)	81,689	75,722	75,221
Copper (tonnes)	7,302	8,521	9,230

        Revenue from gold sales increased $42 million, or 36%, in 2006. Despite increased production volumes, the Company sold fewer ounces of gold in 2006 compared to 2005 due to a build-up of inventory at the end of 2004 that was sold in 2005. Realized gold prices increased 39% in 2006 to $622 per ounce from $449 per ounce in 2005. Silver revenue increased $16 million, or 39%, in 2006. The entire $16 million increase was due to higher realized silver prices as increasing prices more than offset the 9% decrease in silver sales volume.

        Revenue from zinc sales increased $145 million, or 216%, in 2006. The increase in zinc revenue was due to 143% higher realized prices as well as lower transportation charges as the Company continued to divert more of its zinc concentrate production to domestic smelters to avoid escalating ocean freight rates. Revenue from copper sales increased $20 million, or 139%, in 2006. Although realized copper prices increased 87% over 2005, lower production and higher smelting, refining and transportation charges slightly offset the effect of sharply higher prices.

        Gold production increased to 245,826 ounces in 2006, up 2% from 241,807 ounces in 2005. An increase in the recovered gold rate and improved mill recoveries contributed to the increase in production.

        Fourth quarter revenues also increased in 2006 compared to 2005 due to the same factors which affected full year revenues. Production of gold, silver and zinc increased in the fourth quarter of 2006 compared to 2005 due to higher tonnage being processed through the mill.

Interest and Sundry Income

        Interest and sundry income consists mainly of interest on cash balances, a gain on the sale of a long-term investment and amortization related to gold put option contracts. Interest and sundry income was $21.8 million in 2006 compared to $4.5 million in 2005. The $17.3 million increase was mainly attributable to the increased interest earned and the disposition of Contact shares during 2006.

        The increased interest earned is due to higher market interest rates and increased cash-on-hand. The Company tendered 13.8 million Contact shares in conjunction with Stornoway's offer to acquire all of the outstanding shares of Contact. A $7.4 million gain on the exchange of shares was recognized.

Gain on Sale of Available-for-sale Securities

        From time to time, the Company takes minority equity positions in other mining and exploration companies. In 2006, the Company liquidated a substantial portion of its portfolio of available-for-sale securities resulting in a gain before taxes of $24.1 million compared to $0.5 million in 2005. In 2005, the Company liquidated only a very small part of its total portfolio.

Production Costs

        In 2006, production costs increased 13% to $144 million from $127 million in 2005. In 2005, production costs increased 30% to $127 million from $98 million in 2004. The table below presents the components of production costs:

	2006	2005	2004
	(thousands)
Definition Drilling	$473	$667	$723
Stope Development	12,881	12,499	10,768
Mining	26,369	22,506	20,851
Underground Services	44,888	38,236	32,668
Milling	40,518	36,621	34,466
Surface Services	4,348	3,198	2,480
Administration	10,957	8,457	8,005

Minesite production costs	$140,434	$122,184	$109,961
Accretion expense and reclamation costs	826	429	314
Inventory adjustments	2,493	5,978	(7,436)
Hedging gains	—	(1,226)	(4,671)

Production costs per Consolidated Statements of Income (Loss)	$143,753	$127,365	$98,168

        Minesite production costs increased to $140.4 million from $122.2 million in 2005 primarily as a result of higher costs for fuel, chemical reagents used in the mill, and steel. Increases in the costs of these inputs have been seen throughout the mining industry. In addition, underground development footage was well ahead of budget resulting in the acceleration of development costs planned for future years into 2006. The average C$/US$ exchange rate for 2006 fell to C$1.1344 per $1.00 from C$1.2115 per $1.00 in 2005 and this deterioration of the US dollar was responsible for approximately $9 million of the $18.2 million increase in 2006 minesite production costs. Underground services costs increased due to increased preventative maintenance to underground fixed and mobile equipment and increased ground support expenses associated with mining at depth.

        In the fourth quarter of 2006, LaRonde processed an average of 7,534 tonnes of ore per day contributing to the strong operating performance of 7,324 tonnes per day recorded during 2006. While the design capacity of the plant is 6,350 tonnes per day, it has now been operating at an average of approximately 7,275 tonnes per day for over 3 years. Minesite costs per tonne were C$63 in the fourth quarter compared to C$56 in the fourth quarter of 2005. For the full year, the minesite costs per tonne were C$62, as compared with C$55 per tonne recorded for 2005. The fourth quarter and full year increases are largely due to the increases in fuel, reagents, steel and accelerated development costs as discussed above.

        In 2006, total cash costs per ounce of gold decreased to minus $690 from $43 in 2005 and $56 in 2004. Total cash costs are comprised of minesite costs reduced by net silver, zinc and copper revenue. Total cash costs per ounce are affected by various factors such as the number of gold ounces produced, operating costs, C$/US$ exchange rates and byproduct metal prices. The table below illustrates the variance in total cash costs per ounce attributable to each of these factors. The most significant factor contributing to the decrease in total cash costs per ounce in 2006 was higher byproduct revenue resulting from higher metal prices. Total cash costs per ounce is not a recognized measure under US GAAP and is described more fully below.

	2006	2005
Total cash costs per ounce (prior year)	$43	$56
Difference in gold production	11	5
Stronger Canadian dollar	38	31
Costs associated with increased fuel, reagent and steel costs	60	56
Foreign exchange hedge gains	—	13
Higher byproduct revenue	(842)	(118)

Total cash costs per ounce (current year)	$(690)	$43

        Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. Management believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of mining operations. Management uses this measure to monitor the performance of mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be affected by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent in this measure by using it in conjunction with the minesite cost per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        Minesite cost per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table below, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) for royalties, inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash cost data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes this measure provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this measure as an evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        Both of these non-GAAP measures used should be considered together with other data prepared in accordance with US GAAP, and none of the measures taken by themselves is necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. The tables presented below reconcile total cash costs and minesite costs per tonne to the figures presented in the consolidated financial statements prepared in accordance with US GAAP.

Reconciliation of Total Cash Costs per ounce

	2006	2005	2004
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$143,753	$127,365	$98,168
Adjustments:
Byproduct revenues, net of smelting, refining and marketing charges	(304,817)	(123,450)	(82,521)
Inventory(i) adjustments	(7,607)	6,991	—
Accretion expense and other	(936)	(429)	(493)

Cash costs	$(169,607)	$10,477	$15,154
Gold production (ounces)	245,826	241,807	271,567

Total cash costs (per ounce)	$(690)	$43	$56

Reconciliation of Minesite Costs per tonne

	2006	2005	2004
	(thousands, except as noted)
Production costs per Consolidated Statements of Income and Comprehensive Income	$143,753	$127,365	$98,168
Adjustments:
Inventory(i) and hedging(ii) adjustments	2,494	(4,752)	12,107
Accretion expense and other	(936)	(429)	(314)

Minesite costs ($)	$145,311	$122,184	$109,961

Minesite costs (C$)	$164,459	$147,834	$142,702
Tonnes milled (000's tonnes)	2,673	2,672	2,701

Minesite costs per tonne (C$)	$62	$55	$53

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash operating costs and minesite costs per tonne are calculated on a production basis, this adjustment reflects the portion of concentrate production for which revenue has not been recognized in the year.

(ii)
Hedging adjustments reflect gains and losses on the Company's derivative positions entered into to hedge the effects of foreign exchange fluctuations on production costs. These items are not reflective of operating performance and thus have been eliminated when calculating minesite costs per tonne.

        The Company's operating results and cash flow are significantly affected by changes in the US dollar/Canadian dollar exchange rate. Exchange rate movements can have a significant impact as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the last several years. During the period from January 1, 2002 to December 31, 2006, the noon buying rate, as certified by the Federal Reserve Bank of New York, fluctuated from a high of $1.6128 to a low of $1.0932. Based on the Company's anticipated 2007 after-tax operating results, a 10% change in the US dollar/Canadian dollar exchange rate from the 2006 market average exchange rate would affect net income by approximately $0.05 per share. To attempt to mitigate its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Company has periodically used foreign currency options and forward foreign exchange contracts to purchase Canadian dollars. In addition, a significant portion of the Company's expenditures at the Kittila mine project and the Pinos Altos project will be denominated in Euros and Mexican

Pesos, respectively. Each of these currencies has varied significantly against the US dollar over the past several years.

Loss on Derivative Financial Instruments

        Due to rising zinc prices during 2006, the Company recorded realized losses on zinc derivative contracts which were entered into in 2005. As none of these contracts qualify for hedge accounting, the realized losses are recorded in income. As of December 31, 2006, all derivative contracts have expired.

Exploration and Corporate Development Expense

        In 2006, the Company significantly increased its exploration and corporate development activities including:

  •
  In March 2006, Agnico-Eagle completed its acquisition of 100% of the Pinos Altos project from Penoles. Under the exploration and option agreement, Agnico-Eagle paid $32.5 million in cash and issued 2,063,653 common shares of Agnico-Eagle to Penoles as consideration for the Pinos Altos project. During 2006, the Company continued exploration activities in the area resulting in expenditures of $8.0 million, an increase of $3.9 million compared to 2005. This increase in exploration activities is mainly attributable to the initial positive drilling results at the Pinos Altos project.

  •
  Exploration activities occurred on the Kittila property outside and within the mining license area in an attempt to link and expand existing ore bodies resulting in expenditures of $9.8 million, an increase of $6.7 million compared to 2005. The increase also represents a full year of exploration activities in 2006 compared to a few months of post acquisition exploration activities in 2005. These activities have resulted in positive drilling results to date.

  •
  The Company is currently conducting exploration in proven gold producing areas of Nevada resulting in exploration expenditures of $3.8 million, an increase of $0.9 million compared to 2005.

  •
  In August 2006, the Company tendered its 31% interest in Contact to Stornoway under Stornoway's offer to purchase all of Contact's outstanding shares in exchange for approximately 5.0 million shares of Stornoway. In addition, the Company purchased subscription receipts of Stornoway for C$22.5 million through which the Company acquired an additional 17.6 million shares of Stornoway. Up until the take up of the Contact shares by Stornoway, the Company incurred $0.7 million in exploration expenditures related to Contact which is included within the $6.3 million of Canadian exploration expense below.

  •
  Agnico-Eagle's corporate development team continued to be active in 2006 evaluating many new properties and possible corporate development targets resulting in a $1.9 million increase in corporate development expense compared to 2005. These increased activities led to the Company's offer to purchase Cumberland announced in February 2007.

        The table below illustrates the various components of exploration expense and corporate development:

	2006	2005	2004
	(thousands)
Finland	9,843	3,174	440
Mexico	8,017	4,161	—
Canada	6,276	7,963	4,060
United States	3,780	2,893	544
Corporate development expense	3,161	1,289	764

	$31,077	$19,480	$5,808

        In the first quarter of 2006, the Company issued 1,226,000 flow-through shares to take advantage of its large undeducted exploration tax pools. Issuing flow-through shares is common practice in the mining industry for companies with large pools of available tax deductions. Under the terms of the flow-through share agreements, the Company is required to spend the proceeds of the offering on eligible Canadian exploration expenses and renounce the tax deductions associated with those exploration expenses to the initial purchasers of the flow-through shares. Since investors are receiving tax deductions for the exploration expenses incurred by the Company, these flow-through shares typically command a premium to the market price of the Company's stock on the date of issuance. The Company spent the entire $35 million of flow-through funds raised in 2006 by December 31, 2006 on eligible exploration expenditures and renounced these expenditures in February 2007.

General and Administrative Expenses

        General and administrative expenses increased to $25.9 million in 2006 from $11.8 million in 2005. A number of factors contributed to the increase in general and administrative expenses in 2006 including the increase in stock option expense of $4.0 million, the increase in bonuses of $3.7 million, the increase in investor relation and promotion activities of $1.8 million and the increase in SOX compliance expenditures of $1.4 million.

Provincial and Federal Capital Taxes

        Provincial capital taxes were $3.8 million in 2006 compared to $1.4 million in 2005. These taxes are assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. The increase in 2006 was mainly due to the impact of increased capitalization resulting from an equity offering. In addition, during 2006, the Company added $141.7 million to retained earnings.

        Federal capital taxes decreased to nil in 2006 compared to the $1.1 million paid in 2005 since the federal capital tax was eliminated in 2006.

Amortization Expense

        Amortization expense was $25.3 million in 2006 compared to $26.1 million in 2005. The Company calculates its amortization on a unit-of-production basis using proven and probable reserve tonnage as its amortization base. The amortization base and production units are similar to the prior year.

Interest Expense

        In 2006, interest expense decreased to $2.9 million from $7.8 million in 2005 and $8.2 million in 2004. The decrease in 2006 over 2005 was mainly due to the redemption of the remaining convertible subordinated debentures in February 2006.

        The table below shows the components of interest expense.

	2006	2005	2004
	(thousands)
Interest on convertible subordinated debentures	$689	$6,286	$6,469
Stand-by fees on credit facility	1,201	1,211	1,337
Amortization of credit facility and convertible subordinated debentures financing costs	763	1,847	1,167
Interest rate derivative payments	442	916	(858)
Other interest expense	132	38	90
Interest capitalized to construction in progress	(325)	(2,485)	—

	$2,902	$7,813	$8,205

        On February 15, 2006, the Company's convertible subordinated debentures were redeemed in full. Prior to February 15, 2006, holders representing $142.6 million aggregate principal amount converted their debentures into 10,188,549 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 common shares. Also in February 2006, the Company's interest rate swap matured. The Company made net interest payments of $1.4 million under the terms of the swap at maturity.

Income and Mining Taxes

        In 2006, the effective accounting income and mining tax expense rate was 38.1% compared to an income tax recovery rate of 7.9% in 2005 and 6.3% in 2004. Although Agnico-Eagle reported income before income and mining taxes in both 2005 and 2004, tax recoveries were recorded in both years due to the utilization of losses carried forward which had previously not been recorded as future tax assets. At the end of 2005, Agnico-Eagle did not have any remaining unrecorded tax assets related to operating loss carryforwards and as such recorded income and mining tax in 2006 was much closer to statutory tax rates of 34.6%. The effective income and mining tax rate of 38.1% in 2006 is higher than the statutory tax rate due to the effect of provincial mining duties which represent a 12% tax on mining income over and above federal and provincial income taxes. The impact of the additional 12% tax on the effective income tax rate for 2006 was offset by resource allowances, the favourable impact of changes in Canadian income tax legislation and losses generated in the year from the sale of the Company's investment in Contact.

Liquidity and Capital Resources

        At the end of 2006, the Company's cash and cash equivalents and short-term investments totalled $458.6 million compared to $121.0 million at the end of 2005. In 2006, significant increases in cash were mainly provided by operating activities. This was partially offset by continued investments in sustaining and project capital at the LaRonde Mine and construction capital for the LaRonde Mine extension below Level 245 and the Lapa, Goldex and Kittila mine projects. Cash flow provided by operating activities increased substantially to $226.3 million in 2006 from $83.0 million in 2005 due primarily to increased metal prices.

        In 2006, the Company reinvested $149.2 million of cash in new projects and sustaining capital expenditures. Major expenditures include $61.9 million at Goldex, $47.3 million at LaRonde, $20.9 million at Kittila and $14.0 million at Lapa. The remaining capital expenditures for all of the Company's projects are expected to be funded by cash provided by operating activities, cash on hand and proceeds from the maturity of short-term investments. A significant portion of the Company's cash and cash equivalents and short-term investments are denominated in US dollars. The Company believes that its working capital is sufficient for the Company's present requirements.

        In 2006, the Company issued 8.5 million common shares for net proceeds of $238 million and 1.2 million flow-through common shares for proceeds of approximately $35 million.

        In 2006, the Company declared its 27th consecutive annual dividend of $0.12 per share, an increase of $0.09 per share from 2005. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Company's Board of Directors and will be subject to factors such as income, financial condition and capital requirements.

        In October 2006, the Company executed a further amendment with its bank syndicate to increase the limit of its revolving credit facility from $150 million to $300 million, and to extend its term by two years to December 2011. The amended facility can be further extended, at the option of the Company with the consent of the lenders representing 66 2/3 of the aggregate commitments under the facility, for three additional one-year terms to December 2014. All other terms of the facility were substantially unchanged with the exception that the security granted in connection with the facility has been expanded to include, in addition to the LaRonde Mine and the Goldex mine project, the Lapa mine project and a pledge of the shares of 1715495 Ontario Inc. and Agnico-Eagle Sweden AB, the Company's subsidiaries through which it holds its indirect interest in the Kittila mine project. The facility is completely undrawn; however, outstanding letters of credit decrease the amounts available under the facility such that $288 million is available for future drawdowns.

        Agnico-Eagle's contractual obligations as at December 31, 2006 are set out below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(thousands)
Letter of credit obligations	$11.3	$—	$—	$—	$11.3
Reclamation obligations(1)	63.1	2.2	2.2	2.2	56.5
Pension obligations(2)	5.4	0.3	0.6	0.5	4.0

	$79.8	$2.5	$2.8	$2.7	$71.8

Notes:

(1)
Mining operations are subject to environmental regulations which require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with FAS 143. See Note 5(a) to the audited consolidated financial statements.

(2)
The Company has Retirement Compensation Arrangements ("RCA") with certain executives and a defined benefit pension plan for certain former employees. The RCA provides pension benefits to the executives equal to 2% of the executive's final three-year average pensionable earnings for each year of service with the Company less the annual pension payable under the Company's basic defined contribution plan. Payments under the RCA are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

Outlook

        In 2007, Agnico-Eagle expects the LaRonde mine to generate strong cash flow again as production volumes are expected to remain steady. Metal prices will have a large impact on financial results, and although the Company cannot predict the prices that will be realized in 2007, prices in early 2007 have continued to remain strong.

        The table below sets out actual production for 2006 and estimated production in 2007.

	2007 Estimate	2006 Actual
Gold (ounces)	240,000	245,826
Silver (000's ounces)	4,700	4,955
Zinc (tonnes)	76,000	82,183
Copper (tonnes)	8,700	7,289

        For 2007, the Company is targeting total cash costs per ounce to be minus $80 per ounce of gold compared to minus $690 achieved in 2006. Net silver, zinc and copper revenue is treated as a reduction of production costs in arriving at estimates of total cash costs per ounce, and therefore production and price assumptions play an important role in these estimates. As production costs are denominated mostly in Canadian dollars, the C$/US$ exchange rate can also affect the estimate. The table below summarizes the metal price assumptions and exchange rate assumptions used in deriving the estimated total cash costs per ounce for 2007 (production estimates for each metal are shown in the table above) as well as the year-to-date market average closing prices for each variable for the first two months of 2007.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$9.00	$13.36
Zinc (per tonne)	$2,300	$3,564
Copper (per tonne)	$4,500	$5,703
C$/US$ exchange rate	$1.15	$1.17

        The estimated sensitivity of the LaRonde Mine's 2007 estimated total cash costs to a 10% change in the metal price and exchange rate assumptions above follows:

Change in variable	Impact on total cash costs ($/oz.)
C$/US$	$58
Zinc	$47
Silver	$17
Copper	$15

        In 2007, Agnico-Eagle expects to spend $23 million on exploration and corporate development comprised mostly of exploration on Pinos Altos, exploration in Finland outside of the Kittila mining area and on evaluating new projects. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs.

        General and administrative expenses are not expected to increase materially in 2007. In 2007, provincial capital taxes are expected to be between $3.2 million and $3.6 million reflecting the increase in the Company's capitalization due primarily to shares issued in the public offering in June 2006. Amortization is expected to be approximately $35 million in 2007 due to a higher capital base and a small decrease in reserves at LaRonde. Interest is expected to remain substantially unchanged in 2007 as interest expense is comprised of stand-by fees on the Company's credit facility which is expected to remain undrawn. The Company's effective tax rate is expected to be 40% in 2007, essentially unchanged from 2006.

        In 2007, Agnico-Eagle expects to incur approximately $335 million of capital expenditures, which includes:

  •
  $96 million in capital expenditures related to construction and development at the Kittila mine project;

  •
  $91 million in capital expenditures related to construction and development at the Goldex mine project;

  •
  $91 million in capital expenditures at the LaRonde Mine which includes sustaining capital and construction and development of new infrastructure below Level 245;

  •
  $37 million relating to shaft sinking and development at the Lapa mine project; and

  •
  $20 million in capital expenditures related to construction and development at the Pinos Altos project.

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies or assets with securities, cash or a combination thereof. If cash is used, depending on the size of the acquisition, Agnico-Eagle may be required to borrow money or issue securities to fund such cash requirements.

        In February 2007, the Company signed an agreement with Cumberland under which the Company agreed to make an exchange offer for all of the outstanding common shares of Cumberland not already owned by the Company. Under the terms of the offer, each Cumberland share will be exchanged for 0.185 of a common share of Agnico-Eagle. The agreement does not call for any cash consideration to be paid. However, Cumberland owns 100% of the Meadowbank gold project, which is currently under construction. If the Company is successful in its acquisition of Cumberland, it plans to invest approximately C$375 million ($320 million) over the next three years to bring Meadowbank into production. In addition, in February 2007, the Company completed a feasibility study for its Pinos Altos gold project in Mexico that is currently undergoing independent third party review.

Outstanding Securities

        The following table presents the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 15, 2007 were exercised:

Common shares outstanding at March 15, 2007	121,161,063
Employee stock options	3,573,315
Share Purchase Warrants	6,893,630

131,628,008

        Each share purchase warrant ("Warrant") entitles the holder to purchase one common share at a price of US$19.00. The Warrants expire on November 14, 2007.

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to metals awaiting settlement, inventories, future tax assets and liabilities, and mining properties. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the Company's disclosure in this Operating and Financial Review.

Mining Properties

        The Company capitalizes the cost of acquiring land and mineral rights. If a mineable ore body is discovered, such costs are amortized when production begins, using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Costs for grassroots exploration are charged to income when incurred until an ore body is discovered. Further exploration and development to delineate costs of the ore body are capitalized as mine development costs once a feasibility study is successfully completed and proven and probable reserves are established.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred prior to the commencement of commercial production are capitalized. Subsequent capital expenditures which benefit future periods, such as the construction of underground infrastructure, are capitalized at cost and depreciated as mentioned above.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of concentrate sales contracts with third-party smelters, final prices for the gold, silver, zinc and copper in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. Agnico-Eagle records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Obligations

        Estimated reclamation costs are based on legal, environmental and regulatory requirements. Current accounting standards require the Company to recognize the present value of mine reclamation costs as a liability in the period the obligation is incurred and to periodically re-evaluate the liability. At the date a reclamation liability is incurred, an amount equal to the present value of the final liability is recorded as an increase to the carrying value of the related long-lived asset. In each period, an accretion amount is charged to income to adjust the liability to the estimated future value. The initial liability, which is included in the carrying value of the asset, is also depreciated each period based on the depreciation method used for that asset. In order to calculate the present value of mine reclamation costs, the Company has made estimates of the final reclamation costs based on mine-closure plans approved by environmental agencies. Agnico-Eagle periodically reviews these estimates and updates reclamation cost estimates if assumptions change. Material assumptions that are made in deriving these estimates include variables such as mine life and inflation rates.

Future Tax Assets and Liabilities

        The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax asset will not be realized. The Company evaluates the carrying value of its future tax assets quarterly by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Under the Company's treasury management system which complies with Statement of Financial Accounting Standard ("FAS") 133 requirements for hedge accounting, unrealized mark-to-market losses on gold put option contracts are originally recorded in equity as a component of accumulated other comprehensive income (loss). On the contracts' scheduled maturity dates, the realization of losses on these contracts is reflected by removing the accumulated mark-to-market losses from accumulated other comprehensive income (loss) and recording these losses as part of normal income. All the Company's hedging contracts on byproduct production were liquidated in 2003 with a corresponding charge being recorded in income. Effective January 1, 2003, foreign currency hedges also qualified for hedge accounting and as such are now being accounted for in the same manner as the gold put options. Unrealized mark-to-market gains and losses on these hedges are recorded in accumulated other comprehensive income (loss) and realized gains and losses are recorded in income in the same period the hedged transaction affects income, or on the scheduled maturity dates. Prior to 2003, unrealized mark-to-market gains and losses on foreign currency hedges were recorded in income. As at December 31, 2006, the Company had no foreign currency hedges.

Stock-Based Compensation

        In 2003, the Company prospectively adopted FAS 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense.

        The Company's existing stock-based compensation plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Share options have exercise prices equal to market price at the grant date or over the term of the applicable vesting period depending on the terms of the option agreements. The fair value of these stock options is recorded as an expense on the date of grant. Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is currently factored into the Company's reported diluted income (loss) per share.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of income. The Company was required to adopt FAS 123R in the first quarter of 2006. There was no significant impact on the Company based on the adoption of the new requirements under FAS 123R.

Other Accounting Developments

Pensions

        As of December 31, 2006, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the Consolidated Balance Sheets was as follows:

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

Deferred Stripping Costs

        In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur deferred costs, during the production phase of the mine.

        In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for deferred costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption resulted in the decrease of ore stockpile inventory by $5.1 million, net of tax. Adoption of EITF 04-6 had no impact on the Company's cash position or earnings.

Impact of recently issued accounting pronouncements

        Under the SEC Staff Accounting Bulletin 74 ("SAB 74"), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings, goodwill, deferred income taxes and income taxes payable in the Consolidated Balance Sheets. The Company is currently evaluating the impact of adopting FIN 48 on the Company's consolidated financial position, results of operations and disclosures.

        In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions for FAS 157 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

Summarized Quarterly Data

Consolidated Financial Data
(thousands of United States dollars, except where noted)

	March 31, 2005		June 30, 2005		September 30, 2005		December 31, 2005		Total 2005
Income and cash flows
LaRonde Mine
Revenues from mining operations		$61,766		$49,572		$58,608		$71,392		$241,338
Production costs		30,973		30,268		32,548		33,576		127,365

Gross profit (exclusive of amortization shown below)		30,793		19,304		26,060		37,816		$113,973
Amortization		7,211		5,983		6,276		6,592		26,062

Gross profit		$23,582		$13,321		$19,784		$31,224		$87,911

Net income for the period		$10,448		$12,794		$2,057		$11,695		$36,994
Net income per share — basic and diluted		$0.12		$0.15		$0.02		$0.13		$0.42
Operating cash flow		$28,105		$19,103		$11,151		$24,621		$82,980
Investing cash flow		37,149		(29,586)		(42,467)		(31,635)		$(66,539)
Financing cash flow		(1,095)		920		9,431		2,433		$11,689
Weighted average number of common shares outstanding (in thousands)		86,131		86,220		86,638		97,127		89,030
Tonnes of ore milled		656,635		681,848		660,058		673,270		2,671,811
Head grades:
Gold (grams per tonne)		2.94		3.13		3.19		3.20		3.11
Silver (grams per tonne)		73.00		76.30		84.70		75.80		77.50
Zinc		4.14%		4.21%		4.30%		3.61%		4.06%
Copper		0.39%		0.36%		0.43%		0.39%		0.39%
Recovery rates:
Gold		90.56%		90.02%		91.33%		91.07%		90.75%
Silver		83.60%		85.20%		84.40%		85.80%		84.80%
Zinc		86.70%		82.50%		83.90%		85.00%		83.20%
Copper		77.10%		74.50%		73.80%		82.50%		76.90%
Payable production:
Gold (ounces)		55,310		61,771		61,704		63,022		241,807
Silver (ounces in thousands)		1,097		1,205		1,295		1,234		4,831
Zinc (tonnes)		18,661		20,116		20,233		17,535		76,545
Copper (tonnes)		1,810		1,680		1,921		1,967		7,378
Realized prices:
Gold (per ounce)		$430		$427		$432		$491		$449
Silver (per ounce)		$6.85		$7.16		$7.04		$9.05		$8.01
Zinc (per tonne)		$1,323		$1,279		$1,345		$1,818		$1,513
Copper (per tonne)		$3,241		$3,417		$4,144		$4,882		$4,376
Total cash costs (per ounce):
Production costs		$560		$490		$527		$532		$527
Less: Net byproduct revenues		(455)		(379)		(467)		(611)		(511)
Inventory adjustments		(36)		(6)		(25)		59		29
Accretion expense and other		(2)		(2)		(2)		(2)		(2)

Total cash costs (per ounce)(1)		$67		$103		$33		$(22)		$43

Minesite costs per tonne milled(1)	C$	52	C$	56	C$	57	C$	56	C$	55

Note:

(1)
Minesite costs per tonne milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

Consolidated Financial Data
(thousands of United States dollars, except where noted)

	March 31, 2006		June 30, 2006		September 30, 2006		December 31, 2006		Total 2006
Income and cash flows
LaRonde Mine
Revenues from mining operations		$90,581		$126,872		$108,798		$138,381		$464,632
Production costs		33,187		35,567		36,456		38,543		143,753

Gross profit (exclusive of amortization shown below)		57,394		91,305		72,342		99,838		320,879
Amortization		5,997		6,108		6,119		7,031		25,255

Gross profit		$51,397		$85,197		$66,223		92,807		$295,624

Net income for the period		$37,190		$37,092		$45,203		$41,852		$161,337
Net income per share — basic		$0.35		$0.32		$0.38		$0.35		$1.40
Net income per share — diluted		$0.34		$0.31		$0.37		$0.34		$1.35
Operating cash flow		$19,711		$48,095		$73,945		$84,501		$226,252
Investing cash flow		$(50,969)		$(5,578)		$(185,498)		$(57,678)		$(299,723)
Financing cash flow		$45,456		$246,449		$2,268		$4,406		$298,579
Weighted average number of common shares outstanding (in thousands)		106,127		114,434		120,386		120,897		115,461
Tonnes of ore milled		661,528		656,902		669,026		685,624		2,673,080
Head grades:
Gold (grams per tonne)		3.30		2.89		3.01		3.31		3.13
Silver (grams per tonne)		77.00		78.20		75.90		75.26		76.58
Zinc		3.79%		4.27%		4.43%		4.06%		4.13%
Copper		0.41%		0.33%		0.39%		0.34%		0.39%
Recovery rates:
Gold		91.91%		91.35%		92.34%		90.51%		91.51%
Silver		86.50%		87.70%		88.30%		87.30%		87.53%
Zinc		866.70%		87.20%		87.70%		88.50%		87.60%
Copper		83.80%		81.10%		81.70%		83.00%		82.40%
Payable production:
Gold (ounces)		64,235		55,966		59,603		66,022		245,826
Silver (ounces in thousands)		1,227		1,247		1,233		1,249		4,956
Zinc (tonnes)		18,462		20,787		22,068		20,866		82,183
Copper (tonnes)		2,053		1,590		1,884		1,762		7,289
Realized prices:
Gold (per ounce)		$611		$687		$600		$594		$622
Silver (per ounce)		$10.83		$13.06		$12.39		$13.38		$12.42
Zinc (per tonne)		$2,640		$3,786		$3,525		$4,640		$3,699
Copper (per tonne)		$5,812		$14,901		$6,843		$6,059		$8,186
Total cash costs (per ounce):
Production costs		$517		$636		$612		$584		$585
Less: Net byproduct revenues		(748)		(1,523)		(1,340)		(1,475)		(1,240)
Inventory adjustments		(8)		(86)		21		33		(31)
Accretion expense and other		(2)		(2)		(2)		(10)		(4)

Total cash costs (per ounce)(1)		$(241)		$(975)		$(709)		$(868)		$(690)

Minesite costs per tonne milled(1)	C$	57	C$	61	C$	63	C$	63	C$	62

Note:

(1)
Minesite costs per tonne milled and total cash costs per ounce are non-GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

Five Year Financial and Operating Summary

Financial Data
(thousands of United States dollars, except where noted)

	2006		2005		2004		2003		2002
Revenues from mining operations		$464,632		$241,338		$188,049		$126,820		$108,027
Interest, sundry income and gain on available for sale securities		45,915		4,996		655		2,775		1,943

		510,547		246,334		188,704		129,595		109,970
Costs and expenses		249,904		211,055		142,671		147,708		105,359

Income (loss) before income taxes		260,643		35,279		46,033		(18,113)		4,611
Income and mining taxes expense (recovery)		99,306		(1,715)		(1,846)		358		588

Income (loss) before cumulative catch-up adjustment		161,337		36,994		47,879		(17,755)		4,023
Cumulative catch-up adjustment relating to FAS 143		—		—		—		(1,743)		—

Net income (loss)		$161,337		$36,994		$47,879		$(19,498)		$4,023

Net income (loss) per share — basic		$1.40		$0.42		$0.56		$(0.23)		$0.06
Net income (loss) per share — diluted		1.35		0.42		0.56		(0.23)		0.06
Operating cash flow		$226,252		$82,980		$49,525		$4,253		$13,112
Investing cash flow		$(299,723)		$(66,539)		$(94,832)		$(105,907)		$(66,609)
Financing cash flow		$298,579		$11,689		$21,173		$5,439		$185,325
Dividends declared per share		$0.12		$0.03		$0.03		$0.03		$0.03
Capital expenditures		$149,185		$70,270		$53,318		$42,038		$64,836
Average gold price per ounce realized		$622		$449		$418		$368		$312
Average exchange rate — C$ per $	C$	1.1344	C$	1.2115	C$	1.3017	C$	1.4011	C$	1.5704
Weighted average number of common shares outstanding (in thousands)		115,461		89,030		85,157		83,889		70,821
Working capital (including undrawn credit lines)		$839,898		$338,490		$266,305		$240,613		$285,142
Total assets		$1,491,701		$976,069		$718,164		$637,101		$593,807
Long-term debt		$—		$131,056		$141,495		$143,750		$143,750
Shareholders' equity		$1,252,405		$655,067		$470,226		$400,723		$397,693
Operating Summary (thousands of United States dollars, except where noted)
LaRonde Mine
Revenues from mining operations		$464,632		$241,338		$188,049		$126,820		$108,027
Production costs		143,753		127,365		98,168		104,990		75,969

Gross profit (exclusive of amortization shown below)		$320,879		$113,973		$89,881		$21,830		$32,058
Amortization		25,255		26,062		21,763		17,504		12,998

Gross profit		$295,624		$87,911		$68,118		4,326		19,060

Tonnes of ore milled		2,673,080		2,671,811		2,700,650		2,221,337		1,780,939
Gold — grams per tonne		3.13		3.11		3.41		3.77		4.80
Gold production — ounces		245,826		241,807		271,567		236,653		260,184
Silver production — ounces (in thousands)		4,956		4,831		5,699		3,953		3,084
Zinc production — tonnes		82,183		76,545		75,879		45,513		49,016
Copper production — tonnes		7,289		7,378		10,349		9,131		4,049
Total cash costs (per ounce):
Production costs		$585		$527		$362		$390		$253
Less: Net byproduct revenues		(1,240)		(511)		(304)		(173)		(107)
Inventory adjustments		(31)		29		—		—		—
El Coco royalty		—		—		—		54		41
Accretion expense and other		(4)		(2)		(2)		(2)		(5)

Total cash costs (per ounce)(1)		$(690)		$43		$56		$269		$182

Minesite costs per tonne milled	C$	62	C$	55	C$	53	C$	57	C$	57

Note:

(1)
Total cash costs per ounce is a non-GAAP measure of performance that the Company uses to monitor the performance of its operations. See "Item 5. Operating and Financial Review and Prospects — Results of Operations — Production Costs".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        The articles of Agnico-Eagle provide for a minimum of five and a maximum of twelve directors. By special resolution of the shareholders of Agnico-Eagle approved at the annual and special meeting of Agnico-Eagle held on June 27, 1996, the shareholders authorized the Board to determine the number of directors within that minimum and maximum. The number of directors to be elected is nine as determined by the Board by resolution passed on December 13, 2005.

        The by-laws of the Company provide that directors shall hold office for a term expiring at the next annual meeting of shareholders after such directors' election or appointment or until their successors are elected or appointed. The Board annually appoints the officers of the Company, who are subject to removal by resolution of the Board at any time, with or without cause (in the absence of a written agreement to the contrary).

        The following is a brief biography of each of Agnico-Eagle's directors and senior officers:

        Dr. Leanne M. Baker, 54, of Tiburon, California, is a director of Agnico-Eagle. Dr. Baker is Managing Director of Investor Resources LLC, consulting to companies in the mining and financial services industries, and is a registered representative with U.S. broker-dealer Puplava Securities, Inc., a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of Reunion Gold Corporation (a mining exploration company traded on the TSX Venture Exchange) and U.S. Gold Corporation and Kimber Resources Inc. (mining exploration companies traded on the American Stock Exchange and the TSX). Dr. Baker is chair of the Company's Compensation Committee and a member of the Company's Audit Committee.

        Douglas R. Beaumont, P.Eng., 74, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice President, Process Technology with SNC Lavalin. Prior to that, he was Executive Vice President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997. Mr. Beaumont is the chair of the Company's Corporate Governance Committee and a member of the Company's Compensation Committee.

        Sean Boyd, CA, 48, of Newmarket, Ontario, is the Vice Chairman and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice Chairman and Chief Executive Officer in December 2005, Mr. Boyd served as President and Chief Executive Officer from 1998 to 2005, Vice President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a chartered accountant with Clarkson Gordon. Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998.

        Bernard Kraft, C.A., 76, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a recently-retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992. Mr. Kraft is also a director of Canadian Shield Resources Inc., (a mining exploration company traded on the TSX Venture Exchange) and Sterling Centrecorp Inc. (a real estate company listed on the TSX). Mr. Kraft is a member of the Company's Audit Committee, Compensation Committee and Corporate Governance Committee.

        Mel Leiderman, CA., TEP, 54, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is

a graduate of the University of Windsor (B.A.). He has been a director of Agnico-Eagle since January 1, 2003 and was a director of CVRD Inco Limited from October 2006 to March 2007. Mr. Leiderman is the chair of the Audit Committee and a member of the Company's Corporate Governance Committee.

        James D. Nasso, 73, of Toronto, Ontario, is Chairman of the Board of Directors and a director of Agnico-Eagle. Mr. Nasso, now retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986. Mr. Nasso is a member of the Company's Audit Committee and Corporate Governance Committee.

        Eberhard Scherkus, P.Eng., 55, of Oakville, Ontario, is the President and Chief Operating Officer and a director of Agnico-Eagle. Mr. Scherkus has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Operating Officer in December 2005, Mr. Scherkus served as Executive Vice President and Chief Operating Officer from 1998 to 2005, Vice President, Operations from 1996 to 1998 and as a manager of Agnico-Eagle LaRonde Division from 1986 to 1996. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus was appointed a director of Agnico-Eagle on January 17, 2005.

        Howard R. Stockford, P.Eng., 65, of Toronto, Ontario, is a director of Agnico-Eagle. Mr. Stockford is an independent consultant to the mining industry and is currently the President of Stockford Consulting Inc. Mr. Stockford was Executive Vice President of Aur Resources Inc. ("Aur"), a mining company which is traded on the TSX, from 1989 until his retirement at the end of 2004. From 1983 to 1989, Mr. Stockford was Vice President of Aur. Mr. Stockford is a member of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") and has previously served as Chairman of both the Winnipeg and Toronto branches of the CIM and as President of the CIM national body. Mr. Stockford is also a member of the Prospectors and Developers Association of Canada, the Geological Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc.). Mr. Stockford has been a director of Agnico-Eagle since May 6, 2005, and is a director of Aur, an office he has held since 1984, and a director of Nuinsco Resources Limited ("Nuinsco"), an office he has held since March of 2005 and is a director of Victory Nickel Inc. which was spun off from Nuinsco effective as of February 1, 2007. Mr. Stockford is a member of the Company's Compensation Committee.

        Pertti Voutilainen, M.Sc., M.Eng., 66, of Espoo, Finland, is a director of Agnico-Eagle. Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was Chairman of the board of directors and Chief Executive Officer for Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. During the last five years, Mr. Voutilainen has served as director on the board of directors of each of Metso Oyj (Chairman), Viola Systems Oy (Chairman), Innopoli Oy (Chairman) and Fingrid Oyj. He is currently a director of Technopolis Oyj (Chairman). Mr. Voutilainen holds the honorary title of Mining Counsellor (Bergsrad) which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen holds graduate degrees from Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.). He has been a director of Agnico-Eagle since December 13, 2005. Mr. Voutilainen is a member of the Company's Audit Committee.

        Donald G. Allan, 51, of Toronto, Ontario, is Senior Vice President, Corporate Development of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Allan had been Vice President, Corporate Development since May 6, 2002. Prior to that, Mr. Allan spent 16 years as an investment banker covering the mining and natural resources sectors with the firms Salomon Smith Barney and Merrill Lynch. Mr. Allan is a graduate of the Amos Tuck School, Dartmouth College (M.B.A.) and the University of Toronto (B.Comm.). Mr. Allan is also qualified as a Chartered Accountant.

        Alain Blackburn, P.Eng., 50, of Oakville, Ontario, is Senior Vice President, Exploration of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Blackburn had been Vice President,Exploration since October 1, 2002. Prior to that, Mr. Blackburn served as Manager, Corporate Development of Agnico-Eagle from January 1999 and as Agnico-Eagle's Exploration Manager from September 1996 to January 1999.

Mr. Blackburn is a graduate of Universite du Quebec de Chicoutimi (P.Eng.) and Universite du Quebec en Abitibi-Temiscamingue (M.Sc.).

        David Garofalo, C.A., 41, of Richmond Hill, Ontario, is Senior Vice President, Finance and Chief Financial Officer of Agnico-Eagle, a position he has held since December 14, 2006. Prior to that, Mr. Garofalo had been Vice President, Finance and Chief Financial Officer since January 1, 1999, prior to which he served as Treasurer of Agnico-Eagle from June 8, 1998. Prior to joining Agnico-Eagle, Mr. Garofalo served as Treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo also serves as a director of Stornoway, a TSX listed company in which the Company holds a 14.8% interest. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.).

        R. Gregory Laing, BA, LL.B., 48, of Oakville, Ontario, is General Counsel, Senior Vice President, Legal and Corporate Secretary of Agnico-Eagle, a position he has held since December 14, 2006, prior to which, Mr. Laing had been General Counsel, Vice President, Legal and Corporate Secretary since September 19, 2005. Prior to that, he was Vice President, Legal of Goldcorp Inc. (gold mining company) from October 2003 to June 2005 and General Counsel, Vice President, Legal and Corporate Secretary of TVX Gold Inc. (gold mining company) between October 1995 and January 2003. He worked as a corporate securities lawyer for two prominent Toronto law firms prior to that. Mr. Laing is a director of New Gold Inc. (mining company), a TSX and AMEX listed company, and Andina Minerals Inc. (mining exploration company), a TSX-V listed company.

        Patrice Gilbert, 43, of Oakville, Ontario, is Vice President, Human Resources of Agnico-Eagle, a position that he has held since September 25, 2006. Prior to his appointment, Mr. Gilbert worked for Placer Dome in various senior capacities in Chile, South Africa, the Dominican Republic, Quebec and British Columbia including Director, Human Resources and Sustainability, Placer Dome Dominicana Corporacion (2005-2006) and Vice President, Human Resources and Sustainability, Placer Dome Africa (1999-2005). Mr. Gilbert studied industrial relations at Laval University, Quebec, Canada and Wits University in Johannesburg, South Africa.

        Louise Grondin, Ing., P.Eng. 53, of Amos, Quebec, is the Vice President, Environment of Agnico-Eagle, a position she has held since March 19, 2007. Prior to her appointment as Vice President, Environment, Ms. Grondin was the Company's Regional Environmental Manager and Environmental Manager LaRonde Division. Prior to her employment with Agnico-Eagle, Ms. Grondin worked for Billiton Canada Ltd. as Manager Environment, Human Resources and Safety. Ms. Grondin obtained a B.Sc. from the University of Ottawa and a M.Sc from McGill University.

        Ingmar Haga, 55, of Espoo, Finland, is Vice President, Europe of Agnico-Eagle, a position he has held since September 26, 2006. Prior to his appointment as Vice President, Europe, Mr. Haga was Managing Director — Europe from March 1, 2006. Prior to his employment with Agnico-Eagle, Mr. Haga held various positions with the Outokumpu Group in Finland and Canada. Prior to joining Agnico-Eagle, Mr. Haga was President of Polar Mining Oy, a Finnish subsidiary of Australian based Dragon Mining NL. Mr Haga has an M.Sc. from Xbo Akademi in Finland.

        Tim Haldane, P.Eng., 50, of Sparks, Nevada, is the Vice President, Latin America of Agnico-Eagle, a position he has held since May 2006. Prior to this appointment, he was Vice President, Development for Glamis Gold Inc. where he participated in numerous acquisition and development activities in North America and Central America. Mr. Haldane is a graduate of the Montana School of Mines and Technology (B.S. Metallurgical Engineering) and has 28 years of experience in the precious metals and base metals industries.

        Marc Legault, Ing., P.Eng., 47, of Mississauga, Ontario, is the Vice President, Project Development of Agnico-Eagle, a position he has held since July 2006. Prior to that, Mr. Legault served Agnico-Eagle in various capacities, including Manager, Project Evaluation based in Toronto, Ontario since 2002, Mine Geologist and later Chief Geologist at the Company's LaRonde Mine in Cadillac, Quebec from 1994 to 2002 and Project Geologist at the Company's Exploration Division in Val d'Or, Quebec starting in 1988. Mr. Legault is also a director of Golden Goliath Resources Ltd., a TSX-Venture Exchange listed mineral exploration company (in which Agnico-Eagle holds an interest) with activities principally in northern Mexico. Mr. Legault is a graduate of Queen's University (B.Sc. Honours in geological engineering) and Carleton University (M.Sc. in geology).

        Daniel Racine, Ing., P. Eng., 43, of Oakville, Ontario, is the Vice President, Operations of Agnico-Eagle, a position he has held since July 2006. Prior to his appointment, he served Agnico-Eagle in various capacities for 19 years, including Operations Manager, LaRonde Mine Manager, Underground Superintendent and Mine Captain. Prior to joining Agnico-Eagle, Mr. Racine worked as a mining engineer for several mining companies. Mr. Racine graduated as a mining engineer from Laval University (B.Sc.) in December 1986.

        Jean Robitaille, 44, of Oakville, Ontario, is Vice President, Metallurgy & Marketing of Agnico-Eagle, a position that he has held since January 1, 2006. Prior to his appointment, he served Agnico-Eagle in various capacities for 19 years, most recently as General Manager, Metallurgy & Marketing and as Mill Superintendent and Project Manager for the expansion of the Laronde mill. Prior to joining Agnico-Eagle, Mr. Robitaille worked as a metallurgist with Teck Mining Group. Mr. Robitaille is a mining graduate of the College de l'Abitibi-Témiscamingue with a specialty in mineral processing.

        David Smith, 42, of Toronto, Ontario, is the Vice President, Investor Relations with Agnico-Eagle. He started work in investor relations at the Company in February 2005. Prior to that, he was a mining analyst at Dominion Bond Rating Service for more than five years. Mr. Smith's professional experience also includes a variety of engineering positions in the mining industry, both in Canada and abroad. He has a B.Sc. and a M.Sc. in Mining Engineering from Queen's University at Kingston, and the University of Arizona, respectively. Mr. Smith is also a professional engineer.

        There are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer was selected to serve, nor are there any family relationships between any such persons.

Compensation of Officers

        The officers of Agnico-Eagle are:

  •
  Sean Boyd, Vice Chairman and Chief Executive Officer

  •
  Eberhard Scherkus, President and Chief Operating Officer

  •
  David Garofalo, Senior Vice President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice President, Corporate Development

  •
  Alain Blackburn, Senior Vice President, Exploration

  •
  R. Gregory Laing, General Counsel, Senior Vice President, Legal and Corporate Secretary

  •
  Patrice Gilbert, Vice President, Human Resources

  •
  Louise Grondin, Vice President, Environment

  •
  Ingmar Haga, Vice President, Europe

  •
  Tim Haldane, Vice President, Latin America

  •
  Marc Legault, Vice President, Project Development

  •
  Daniel Racine, Vice President, Operations

  •
  Jean Robitaille, Vice President, Metallurgy and Marketing

  •
  David Smith, Vice President, Investor Relations

        The following Summary Compensation Table sets out compensation during the three fiscal years ended December 31, 2006 for the Vice Chairman and Chief Executive Officer, the Senior Vice President, Finance and Chief Financial Officer and the three other most highly compensated officers (collectively the "Named Executive Officers") of Agnico-Eagle measured by base salary and bonus earned during the fiscal year ended December 31, 2006.

Summary Compensation Table — Agnico-Eagle Mines Limited

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary (C$)	Bonus (C$)	Securities Under Options	All Other Compensation (C$)(1)
Sean Boyd Vice Chairman and Chief Executive Officer	2006 2005 2004	700,000 660,000 600,000	1,050,000 475,000 393,000	100,000 125,000 90,000	40,265 38,061 47,268
Eberhard Scherkus President and Chief Operating Officer	2006 2005 2004	500,000 475,000 435,000	562,000 270,000 228,000	75,000 100,000 70,000	40,945 38,741 54,656
David Garofalo Senior Vice President, Finance and Chief Financial Officer	2006 2005 2004	357,096 320,000 290,000	281,000 150,000 120,000	50,000 70,000 50,000	40,936 38,691 31,644
Donald G. Allan Senior Vice President, Corporate Development	2006 2005 2004	289,538 240,000 220,000	232,000 95,000 70,000	50,000 40,000 40,000	40,020 35,316 35,139
Alain Blackburn Senior Vice President, Exploration	2006 2005 2004	276,750 220,000 200,000	232,000 85,000 65,000	50,000 40,000 50,000	38,944 33,903 36,470

(1)
Consists of annual contributions made by Agnico-Eagle on behalf of the Named Executive Officers under the Company's defined contribution pension plan (see "Pension Arrangements"), premiums paid for term life insurance and automobile allowances for the Named Executive Officers.

  Stock Option Plan

        Under the Company's Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The exercise price of options granted may not be less than the closing market price for the common shares of the Company on the TSX on the day prior to the date of grant. The maximum term of options granted under the Stock Option Plan is five years and the maximum number of stock options that can be issued in any year is 1% (subject to proposed change to 2% if such change is approved by the shareholders at the Meeting) of the Company's outstanding common shares. In addition, a maximum of 25% of the options granted in an option grant vest upon the date they are granted with the remaining options vesting equally over the next three anniversaries of the option grant.

        The Stock Option Plan provides for the termination of an option held by an option holder in the following circumstances:

  •
  the option expires (no later than five years after the option was granted);

  •
  30 days after the option holder ceases to be an employee, officer, director of or consultant to the Company or any subsidiary of the Company;

  •
  six months after the death of the option holder; and

  •
  where such option holder is a director, four years after the date he or she resigns or retires from the Board (provided that in no event will any option expire later than five years after the option was granted).

        An option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, minor child and minor grandchild, a trust governed by a registered retirement savings plan of an eligible participant, a corporation controlled by such participant or a family trust of which the eligible participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board and any stock exchange or other authority.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation in respect of the number of options to be granted to officers and directors of the Company in mid-December. If such recommendation is deemed acceptable to the Board, the Board approves the grant of the options on the first trading day in the following month of January and such grant becomes effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

        The Board may amend or revise the terms of the Stock Option Plan as permitted by law and subject to any required approval by any stock exchange or other authority. No amendment or revision to the Stock Option Plan which adversely affects the rights of any option holder under any option granted under the Stock Option Plan can be made without the consent of the option holder whose rights are being affected. In addition, no amendments to the Stock Option Plan to increase the number of common shares reserved for issuance, to change the designation of who is an eligible participant, or to decrease the prices at which options can be exercised can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Company has proposed amending the Stock Option Plan such that where the Company has imposed trading restrictions on directors and officers that fall within ten trading days of the expiry of an Option, such Option's expiry date shall be the tenth day following the termination of such restrictions. The Company has also proposed certain changes to the amendment provision of the Stock Option Plan. The Stock Option Plan does not expressly entitle participants to convert a stock option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate option exercises. During 2006, no loans, guarantees or other financial assistance was provided under the plan.

        The number of common shares currently reserved for issuance under the Stock Option Plan is 6,590,565 common shares (comprised of 3,575,315 common shares relating to options issued but unexercised and 3,017,250 common shares relating to options available to be issued), being 5.4% of the Company's 121,161,063 common shares outstanding as at March 15, 2007.

        The following table sets out stock option awards received by the Named Executive Officers during the year ended December 31, 2006.

Option grants of Agnico-Eagle during 2006

Name	Securities Under Options	% of Total Option Grants in Year	Exercise Price		Market Value of Underlying Options on Date of Grant	Expiration Date
Sean Boyd	100,000	10	C$	23.02	NIL	January 4, 2011
Eberhard Scherkus	75,000	8	C$	23.02	NIL	January 4, 2011
David Garofalo	50,000	5	C$	23.02	NIL	January 4, 2011
Donald Allan	50,000	5	C$	23.02	NIL	January 4, 2011
Alain Blackburn	50,000	5	C$	23.02	NIL	January 4, 2011

        The following table shows, for each Named Executive Officer, the number of common shares acquired through the exercise of options of the Company during the year ended December 31, 2006, the aggregate value realized upon exercise and the number of unexercised options under the Stock Option Plan as at December 31, 2006. The value realized upon exercise is the difference between the market value of common shares on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at December 31, 2006 is the difference between the exercise price of the options and the market value of Agnico-Eagle's common shares on December 31, 2006, which was C$48.09 per share of the Company's common stock.

Aggregate option exercises during 2006 and year end option values

			Unexercised options at December 31, 2006		Value of unexercised in-the-money options at December 31, 2006 (C$)
	Securities acquired at exercise	Aggregate value realized ($)
Name			Exerciseable	Unexerciseable	Exerciseable	Unexerciseable
Sean Boyd	324,900	7,703,000	211,250	103,750	6,298,000	3,561,750
Eberhard Scherkus	135,000	2,323,000	254,250	98,750	8,529,083	2,739,688
David Garofalo	160,000	2,812,000	17,500	67,500	546,000	1,878,625
Donald Allan	50,000	914,250	72,500	57,500	2,191,375	1,566,125
Alain Blackburn	145,000	2,056,000	10,000	60,000	312,000	1,644,625

        The following table shows, as at December 31, 2006, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	2,478,790	$19.55	1,212,250
Equity compensation plans not approved by shareholders	Nil	Nil	Nil

  Incentive Share Purchase Plan

        In 1997, the shareholders of Agnico-Eagle approved the Incentive Share Purchase Plan to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Incentive Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Directors may contribute up to 100% of their annual Board and committee retainer fees. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues shares which have a market value equal to the total contributions (individual and Company) under the Share Purchase Plan. Of the 2,500,000 shares approved in 1997 under the Incentive Share Purchase Plan, Agnico-Eagle has, as of March 15, 2007 reserved 759,529 common shares for issuance under the plan.

  Pension Arrangements

        Two individual Retirement Compensation Arrangement Plans (the "RCA Plans") for Mr. Boyd and Mr. Scherkus provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Company's basic defined contribution plan. The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, and unusual payments. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank.

        The following table provides illustrations of the total estimated pension payable from both the RCA Plan and the Basic Plan assuming various current pensionable earnings, current ages and total years of service to retirement at age 60. In all cases, it was assumed that current pensionable earnings would increase at the rate of 3% per annum, compounded annually.

		Total Years of Service with the Company to Age 60(1)
	Current Age
Current Earnings		15 years	20 years	25 years	30 years	35 years
C$400,000	45	C$176,200	C$235,000	C$293,700	C$352,400	C$411,200
	50	152,000	202,700	253,400	304,000	354,700
	55	131,100	174,800	218,500	262,300	306,000
	60	113,100	150,800	188,500	226,200	263,900
C$500,000	45	C$220,300	C$293,700	C$367,100	C$440,600	C$514,000
	50	190,000	253,400	316,700	380,000	443,400
	55	163,900	218,500	273,200	327,800	382,500
	60	141,400	188,500	235,600	282,800	329,900
C$600,000	45	C$264,300	C$352,400	C$440,600	C$528,700	C$616,800
	50	228,000	304,000	380,000	456,000	532,000
	55	196,700	262,300	327,800	393,400	458,900
	60	169,700	226,200	282,800	339,300	395,900
C$700,000	45	C$308,400	C$411,200	C$514,000	C$616,800	C$719,600
	50	266,000	354,700	443,400	532,000	620,700
	55	229,500	306,000	382,500	458,900	535,400
	60	197,900	263,900	329,900	395,900	461,900
C$800,000	45	C$352,400	C$469,900	C$587,400	C$704,900	C$822,400
	50	304,000	405,400	506,700	608,000	709,400
	55	262,300	349,700	437,100	524,500	611,900
	60	226,200	301,600	377,000	452,400	527,900
C$900,000	45	C$396,500	C$528,700	C$660,800	C$793,000	C$925,200
	50	342,000	456,000	570,000	684,100	798,100
	55	295,000	393,400	491,700	590,100	688,400
	60	254,500	339,300	424,200	509,000	593,800

        At December 31, 2006, the two individuals under the RCA Plans had the following years of service:

•	Mr. Boyd	21 years
•	Mr. Scherkus	21 years

        Accordingly, the total projected pension payable at retirement from both the RCA Plan and the Basic Plan for Mr. Boyd and Mr. Scherkus are C$767,260 and C$355,765 per annum, respectively. The 2006 annual service cost and total accrued pension obligation, respectively, for each of Mr. Boyd and Mr. Scherkus as at December 31, 2006 are as follows: Mr. Boyd — C$243,000 and C$3,181,770, Mr. Scherkus — C$177,420 and C$2,512,390. The annual service cost represents the value of the projected pension benefit earned during the year. The total accrued pension obligation represents the value of the projected pension benefit earned for all service to date. The benefits listed in the table are not subject to any deduction for social security or other offset amounts such as Canada Pension Plan amounts.

  Employment Contracts/Termination Arrangements

        Agnico-Eagle has employment agreements with all executive officers which provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. The agreements were last updated in December 2005 and, at that time, provided minimum annual base salaries for the Named Executive Officers as follows:

•	Mr. Boyd	C$700,000
•	Mr. Scherkus	C$500,000
•	Mr. Garofalo	C$340,000
•	Mr. Allan	C$270,000
•	Mr. Blackburn	C$245,000

        These amounts may be increased at the discretion of the Board upon the recommendation of the Compensation Committee. If the individual agreements are terminated other than for cause, death or disability, or upon their resignations following certain events, all of the above named individuals would be entitled to a payment equal to two and one-half times the annual base salary at the date of termination plus an amount equal to two and one-half times the annual bonus (averaged over the preceding two and one-half years) and a continuation of benefits for up to two and one-half years or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  a substantial alteration of responsibilities;

  •
  a reduction of base salary or benefits;

  •
  an office relocation of greater than 100 kilometres;

  •
  a failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2006, the severance payments (excluding the value of the continuing and ancillary benefits) that would be payable to each of the Named Executive Officers would be as follows: Mr. Boyd — C$3,656,250; Mr. Scherkus — C$2,468,750; Mr. Garofalo — C$1,476,250; Mr. Allan — C$1,183,750; and Mr. Blackburn — C$1,171,250.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice Chairman and Chief Executive Officer of the Company, and Mr. Scherkus, who is a director and the President and Chief Operating Officer of the Company, do not receive any remuneration for their services as directors of the Company.

        The table below summarizes the annual retainers (annual retainers for the Chairs of the Board and other Committees is in addition to the base annual retainer) and attendance fees paid to the other directors during the year ended December 31, 2006.

Compensation during the year ended December 31, 2006
Annual board retainer (base)	C$35,000
Annual retainer for Chairman of the Board	C$40,000
Annual retainer for Chairman of the Audit Committee	C$15,000
Annual retainer for Chairpersons of other Board Committees	C$7,500
Board/Committee meeting attendance fee (C$2,500 maximum per day, if more than one meeting)	C$1,500

        To align the interests of directors with those of shareholders, directors, other than Mr. Boyd and Mr. Scherkus, are required to own the equivalent of at least three years of their annual retainer fee in Agnico-Eagle's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in Agnico-Eagle's Incentive Share Purchase Plan. In addition, each director is eligible to be granted options under Agnico-Eagle's Stock Option Plan. Individual grants are determined annually by the Compensation Committee based on performance evaluations for each director.

        The table below set outs the fees paid and the options granted to each of the directors of Agnico-Eagle during the year ended December 31, 2006 and the number and the value of common shares held by each director as of March 15, 2006 based on the closing price of the common shares of C$44.28 on the TSX on such day:

  Director Compensation and Share Ownership

	Directors fees and stock awards during the year ended December 31, 2006		Aggregate common shares owned by Directors and aggregate value thereof as of March 15, 2007
Director	Director Fees (C$)	Option Grants	Aggregate Common Shares	Aggregate Value of Common Shares (C$)
Leanne M. Baker	62,000	7,500	3,500	154,980
Douglas R. Beaumont	63,250	7,500	6,914	306,152
Sean Boyd	N/A	100,000	102,914	4,557,032
Bernard Kraft	64,000	7,500	4,914	217,592
Mel Leiderman	81,000	7,500	3,000	132,840
James D. Nasso	112,750	7,500	17,751	786,014
Eberhard Scherkus	N/A	75,000	54,907	2,431,282
Howard Stockford	54,500	7,500	2,775	122,877
Pertti Voutilainen	50,250	18,000	1,500	66,420

        During the year ended December 31, 2006, Agnico-Eagle issued a total of 4,082 common shares under its Incentive Share Purchase Plan to the following directors as follows:

•	Mr. Boyd	1,225
•	Mr. Scherkus	1,939
•	Mr. Beaumont	306
•	Mr. Kraft	306
•	Mr. Stockford	306

        Agnico-Eagle will provide healthcare benefits to Mr. Ernest Sheriff until May 2010, which is the fifth anniversary of his resignation from the Board.

        The following table sets out the attendance of each of the directors to the Board meetings and the Board committee meetings held in 2006.

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	14 of 14	10 of 10
Douglas R. Beaumont	14 of 14	5 of 5
Sean Boyd	14 of 14	N/A
Bernard Kraft	14 of 14	12 of 12
Mel Leiderman	14 of 14	9 of 9
James D. Nasso	14 of 14	12 of 12
Eberhard Scherkus	14 of 14	N/A
Howard Stockford	13 of 14	3 of 3
Pertti Voutilainen	14 of 14	6 of 7

Indebtedness of Directors, Executive Officers and Senior Officers

        There is no outstanding indebtedness to Agnico-Eagle by any of its officers or directors. Agnico-Eagle does not make loans to directors and officers under any circumstances.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2006 to December 31, 2007 is C$1,102,000. The policies provide coverage of up to C$50 million per occurrence to a maximum of C$95 million per annum. There is no deductible for directors and officers and a C$250,000 deductible for each claim made by the Company (C$1 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Board Practices

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the charters for the Audit Committee, the Compensation Committee and the Corporate Governance Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the Canadian Securities Administrators (the "CSA") to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

        Additional information on each director of the Company, including the period during which they have served on the Board and other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2006, can be found under "— Directors and Senior Management".

Director Independence

        The Board consists of nine directors. The Board has made an affirmative determination that seven of its nine current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange (the "NYSE"). With the exception of Mr. Boyd and Mr. Scherkus, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd and Mr. Scherkus are independent, the Board took into consideration the fact that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company in excess of directors' fees, incentive share purchase plan grants and stock option grants described under the caption "— Compensation of Directors and Other Information". Mr. Boyd and Mr. Scherkus are considered related because they are officers of the Company. All directors, other than Mr. Boyd and Mr. Scherkus, also meet the independence standard as set out in SOX.

        The Board regularly meets independently of management at the request of any director and the related directors or may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board is scheduled to meet without management before or after each Board meeting unless deemed unnecessary at the time such meeting is scheduled. In addition, after each

Board meeting held to consider interim and annual financial statements, the Board meets without management. In 2006, the Board met without management on six separate occasions, including the four scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to the matter and would not participate in any vote on the matter.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice Chairman and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the CEO, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company and to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management in the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company, as well as meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and management information circular. The Board has a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board Mandate is posted on the Company's website at www.agnico-eagle.com.

Approach to Corporate Governance Issues

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Corporate

Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Senior Vice President, Finance and Chief Financial Officer, Senior Vice President, Corporate Development, Senior Vice President, Exploration and Vice President, Metallurgy and Marketing report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of Agnico-Eagle's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of Agnico-Eagle's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chairman in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for Agnico-Eagle that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support Agnico-Eagle's long-term strategy;

  •
  ensuring that the day-to-day business affairs of Agnico-Eagle are appropriately managed;

  •
  consistently striving to achieve Agnico-Eagle's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for Agnico-Eagle a satisfactory competitive position within its industry;

  •
  ensuring that Agnico-Eagle has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for Agnico-Eagle.

        The Chief Executive Officer is to consult with the Chairman on matters of strategic significance to the Company and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees which include the Audit Committee, Corporate Governance Committee and Compensation Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encourage free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        Agnico-Eagle holds annual educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of Agnico-Eagle as they relate to its business.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice President, Legal and Corporate Secretary or the Senior Vice President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice President, Legal and Corporate Secretary periodically prepares a written report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to the matter and would not participate in any vote on the matter.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of non-management and independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk workload, and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, see "Directors, Senior Management and Employees — Compensation of Directors" above and the description of the Compensation Committee below.

Board Committees

        The Board has three Committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

Audit Committee

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management proxy circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in SOX. The Audit Committee must pre-approve all audit and permitted non-audit engagements to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

        The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Leiderman (Chair), Dr. Baker, Mr. Kraft, Mr. Nasso, and Mr. Voutilainen), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are chartered accountants; Mr. Leiderman is currently active in private practice and Mr. Kraft is recently retired and, as such, qualify as audit committee financial experts, as the term is used in SOX. The education and experience of each member of the Audit Committee is set out under "Item 6. Directors, Senior Management and Employees — Directors and Senior Management ". Fees paid to the Company's Auditors, Ernst & Young LLP, are set out under "Item 10. Additional Information — Audit Fees ". The Audit Committee met seven times in 2006.

Compensation Committee

        The Compensation Committee is responsible for:

  •
  recommending to the Board policies relating to compensation of the Corporation's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Corporation's executive officers;

  •
  matters relating to pension, stock option and other incentive plans for the benefit of executive officers;

  •
  administering the Corporation's Stock Option Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Corporation's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The Charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Corporation (currently, Dr. Baker (Chair), Mr. Beaumont, Mr. Kraft and Mr. Stockford). The Compensation Committee met three times in 2006.

Corporate Governance Committee

        The Corporate Governance Committee is responsible for:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The Charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

        The Corporate Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Beaumont (Chair), Mr. Kraft, Mr. Leiderman and Mr. Nasso). The Corporate Governance Committee met twice in 2006.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board.

        Each of the directors completes a detailed annual assessment questionnaire on the Board and Board Committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessments help identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

Employees

        As of March 15, 2007, the Canadian Region employed 891 persons, of which 653 were employed at the LaRonde Mine, 10 at the Lapa mine project, 146 at the Goldex mine project, 7 at the Canadian exploration office and 75 at the regional office. The employees are not unionized. As of March 15, 2007, the Executive Office, Mexican Region, European Region and international exploration office in Reno employed 28, 1, 38 and 6 persons, respectively.

        The number of employees employed by the Company at the end of 2006, 2005, 2004 and 2003 were 933, 789, 610 and 549, respectively.

Share Ownership

        As of March 19, 2007, officers and directors as a group (21 persons) beneficially owned or controlled (excluding options to purchase 2,393,125 common shares, of which 1,264,550 are currently exercisable and 1,157,625 are currently unexercisable) an aggregate of 247,586 common shares or about 0.2% of the 121,161,063 issued and outstanding common shares. See also "— Directors, Senior Management and Employees — Compensation of Officers".

Security Ownership of Directors and Executive Officers

        The following table sets forth certain information concerning the direct and beneficial ownership as at March 19, 2007 by each director and executive officer of the Company of common shares of the Company and options to purchase common shares of the Company. Unless otherwise noted, exercise prices are in Canadian dollars.

Beneficial Owner	Share Ownership(1)	Total Common Shares under Option(2)	Common Shares under Option	Exercise Price (C$)		Expiry Date
Leanne M. Baker	3,500	44,500	25,000	C$	48,09/US$41.24	1/2/2012
Director			7,500	C$	23.02/US$19.76	1/3/2011
			4,500	C$	21.84/US$14.06	12/18/2007
			7,500	C$	16.89/US$13.72	12/13/2009
Douglas R. Beaumont	6,914	65,000	7,500		16.89	12/13/2009
Director			25,000		48.09	1/2/2012
			7,500		23.02	1/3/2011
			25,000		10.40	1/5/2010
Sean Boyd	102,914	415,000	100,000		49.09	1/2/2012
Director, Vice Chairman			100,000		23.01	1/3/2011
and Chief Executive			125,000		16.89	12/13/2009
Officer			90,000		16.60	1/12/2009
Bernard Kraft	4,914	50,625	25,000		48.09	1/2/2012
Director			3,750		23.02	1/3/2011
			1,875		16.89	12/13/2009
			20,000		10.40	1/5/2010
Mel Leiderman	3,000	40,000	25,000		48.09	1/2/2012
Director			7,500		23.02	1/3/2011
			7,500		16.89	12/13/09
James Nasso	17,751	65,000	7,500		16.89	12/13/2009
Director and Chairman of			50,000		48.09	1/2/2012
the Board			7,500		23.02	1/3/2011
Eberhard Scherkus	54,907	428,000	75,000		48.09	1/2/2012
Director, President and			75,000		23.02	1/3/2011
Chief Operating Officer			100,000		16.89	12/13/2009
			70,000		16.69	1/12/2009
			50,000		10.40	1/5/2010
			58,000		10.40	1/5/2010
Howard Stockford	2,775	41,500	25,000		48.09	1/2/2012
Director			9,000		14.67	5/27/2010
			7,500		23.02	1/3/2011
Pertti Voutilainen	1,500	41,500	16,500		23.02	1/3/2011
Director			25,000		48.09	1/2/2012

David Garofalo	23,191	135,000	50,000		48.09	1/2/2012
Senior Vice President,			37,500		23.02	1/3/2011
Finance and Chief			35,000		16.89	12/13/2009
Financial Officer			12,500		16.69	1/12/2009
Donald G. Allan	5,447	180,000	50,000		48.09	1/2/2012
Senior Vice President,			50,000		23.02	1/3/2011
Corporate Development			40,000		16.89	12/13/2009
			40,000		16.69	1/12/2009
Alain Blackburn	1,066	120,000	50,000		48.09	1/2/2012
Senior Vice President,			37,500		23.02	1/3/2011
Exploration			20,000		16.89	12/13/2009
			12,500		16.69	1/12/2009
R. Gregory Laing	1,200	112,500	50,000		48.09	1/2/2012
General Counsel, Senior			25,000		23.02	1/3/2011
Vice President,			37,500		15.96	10/26/2010
Legal and Corporate
Secretary
Patrice Gilbert	nil	90,000	90,000		48.09	1/2/2012
President, Human
Resources
Louise Grondin	1,031	31,800	10,000		48.09	1/2/2012
Vice President, Environment			1,000		9.20	1/3/2011
			13,000		23.02	1/3/2011
			6,000		16.89	12/13/2009
			1,800		16.69	1/12/2009
Ingmar Haga	331	90,000	40,000		48.09	1/2/2012
President, Europe			50,000		27.71	2/16/2011
Tim Haldane	1,511	40,000	40,000	C$	48.09/US$41.24	1/2/2012
Vice President,
Latin America
Marc Legault	5,300	98,500	40,000		48.09	1/2/2012
Vice President, Project			8,000		25.60	5/22/2007
Development			30,000		23.02	1/3/2011
			14,000		16.89	12/13/2009
			4,000		16.69	1/12/2009
			2,500		10.40	1/5/2010
Daniel Racine	5,951	154,000	15,000		19.14	9/4/2009
Vice President,			40,000		48.09	1/2/2012
Operations			30,000		23.02	1/3/2011
			20,000		16.89	12/13/2009
			20,000		16.69	1/12/2009
			10,000		15.96	10/26/2010
			19,000		15.60	6/20/2010
Jean Robitaille	4,246	122,000	40,000		48.09	1/2/2012
Vice President, Marketing			35,000		23.02	1/3/2011
and Metalurgy			35,000		16.89	12/13/2009
			12,000		16.69	1/12/2009

David Smith	137	60,000	40,000	48.09	1/2/2012
Vice President,			10,000	23.02	1/3/2011
Investor Relations			10,000	16.05	1/24/2010

Notes:

(1)
As of December 31, 2006. In each case, shareholdings constitute less than one percent of the issued and outstanding common shares of the Company. The total number of common shares held by directors and executive officers constitutes 0.2% of the issued and outstanding common shares of the Company.

(2)
As of December 31, 2006.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

        FMR Corp. and Fidelity International Limited (collectively, "Fidelity") have filed a report with applicable securities regulators stating that they collectively have control over 7,280,598 common shares of the Company (6.0%) and that, while they are of the view that they are not acting as a "group" for the purposes of the Securities Exchange Act of 1934, as amended, they have filed a report on a voluntary basis as if all of the common shares of the Company are beneficially owned by them on a joint basis. Fidelity does not exercise different voting rights than other holders of the Company's common shares. To the knowledge of the directors and senior officers of the Company, as of March 15, 2007, no other person or corporation beneficially owns or exercises control or direction over common shares of the Company carrying more than 5% of the voting rights attached to all common shares of the Company.

        As of March 15, 2007, there were: (i) 4,026 holders of record of Agnico-Eagle's 121,161,063 outstanding common shares, of which 3,420 holders of record were in the United States and held 39,276,009 common shares or about 32.42% of the outstanding common shares, and (ii) five holders of record of Agnico-Eagle's 6,893,630 outstanding Warrants, of which two holders of record were in the United States and held 4,419,130 Warrants or about 64.10% of the outstanding Warrants.

        The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To the best knowledge of the Company, it is not directly or indirectly owned or controlled by another corporation, by any government or by any natural or legal person severally or jointly.

Related Party Transactions

        Prior to December 31, 2002, the Company loaned C$4,034,406 to Contact to fund ongoing exploration and operating activity (the "Contact Loan"). For the years ended December 31, 2004, 2005 and 2006, no amounts were repaid to the Company in respect of the Contact Loan. The rate of interest on the Contact Loan was 8% per annum; however, the Company waived the interest on the Contact Loan from May 13, 2002 until September 30, 2006. The largest amount outstanding under the Contact Loan was C$3,902,111 during 2004, C$3,902,111 during 2005, C$4,935,418 during 2006 and C$4,009,826 for the period from January 1, 2007 to March 23, 2007.

        In September 2006 the Company tendered its interest in Contact to Stornoway in connection with a share exchange take-over bid made by Stornoway for Contact. The Company acquired 4,968,747 common shares of Stornoway through the tender of its entire interest (approximately 31%) in Contact to this offer. On January 17, 2007, Stornoway completed its acquisition of Contact by means of a compulsory acquisition. See "— Item 4. Information on the Company — History and Development of the Company". The Contact Loan was repaid in full under a note assignment agreement dated February 12, 2007 between the Company, Contact and Stornoway and the Company was issued 3,207,861 common shares of Stornoway in satisfaction principal and accrued interest under the Contact Loan. Amounts repaid under the note assignment agreement included C$85,478 in respect of interest accrued in 2006 and C$22,237 in respect of interest accrued in 2007. The book value of the Contact Loan on the Company's consolidated financial statements was C$4,009,826 at December 31, 2006. In addition, on March 16, 2007, the Company subscribed for C$10 million of 12% unsecured convertible debentures issued by Stornoway due 2009.

        On September 20, 2004, the Company purchased all of Contact Diamond's interests in ten gold and other precious metals exploration properties located in Canada and the United States for cash consideration of C$3.290 million. The purchase price was based on a valuation prepared by Watts, Griffis and McOuat Limited of Toronto, Canada, consulting geologists and engineers.

ITEM 8.    FINANCIAL INFORMATION

        The consolidated financial statements furnished pursuant to Item 18 are presented in accordance with US GAAP.

        During the period under review, inflation has not had a significant impact on the Company's operations.

ITEM 9.    THE OFFER AND LISTING

Market and Listing Details

        Agnico-Eagle's common shares are listed and traded in Canada on the TSX and in the United States on the the NYSE. The Company's Warrants trade on the TSX and the Nasdaq National Market (the "Nasdaq").

        The following table sets forth the high and low sale prices for Agnico-Eagle's common shares on the TSX and the NYSE for each of the five fiscal years ended December 31, 2006 and for each quarter during the two fiscal years ended December 31, 2006.

	TSX (C$)			NYSE ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2001	18.50	7.97	198,674	11.75	5.21	244,817
2002	27.59	15.65	420,820	17.98	9.83	740,528
2003	24.94	13.40	559,622	16.47	9.72	986,285
2004	19.95	15.50	355,830	16.73	11.47	728,385
2005	23.13	13.63	366,937	19.86	10.80	774,393
2006	52.03	23.31	911,132	45.67	19.94	2,006,680
2005
First Quarter	18.97	14.95	340,193	15.76	11.97	678,275
Second Quarter	18.12	13.63	293,041	14.67	10.80	686,026
Third Quarter	18.10	14.81	357,060	15.35	12.03	682,551
Fourth Quarter	23.13	15.11	479,998	19.86	12.82	1,050,529
2006
First Quarter	35.63	23.31	880,397	30.51	19.94	1,769,548
Second Quarter	45.65	28.33	1,037,849	41.70	25.49	2,240,933
Third Quarter	45.56	32.64	866,023	41.20	29.25	2,587,921
Fourth Quarter	52.03	30.72	859,208	45.67	27.24	2,176,860

        The following table sets forth the high and low sale prices for the Company's common shares on the TSX and the NYSE for the last 12 months.

	TSX (C$)			NYSE ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2006
March	35.63	27.10	1,082,927	30.51	23.20	1,831,413
April	41.18	35.30	732,488	36.86	30.54	1,713,479
May	45.65	34.07	1,348,386	41.70	30.32	2,387,100
June	38.58	28.33	991,033	35.04	25.49	2,262,595
July	41.25	36.01	640,826	36.54	31.48	1,887,055
August	42.84	37.77	562,204	38.28	33.96	1,576,713
September	45.56	32.64	1,425,420	41.20	29.25	2,555,915
October	41.76	30.72	885,327	37.25	27.24	2,102,800
November	50.67	41.61	876,887	44.31	36.61	2,286,676
December	52.03	45.53	809,868	45.67	39.37	2,143,020
2007
January	49.51	42.09	910,202	42.36	35.68	2,378,385
February	48.95	44.58	1,159,369	42.03	38.19	2,374,311
March (to March 22)	45.75	40.61	777,307	39.04	34.48	2,292,319

        On March 22, 2007 the closing price of the common shares was C$44.22 on the TSX and $38.27 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

        The following table sets forth the high and low sale prices for the Warrants on the TSX and Nasdaq since trading began on November 14, 2002 and November 7, 2002 respectively ("Trading Start") and for each quarter during the two fiscal years ended December 31, 2005. The Warrants trade in US dollars on both the TSX and the Nasdaq.

	TSX ($)			Nasdaq ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2002 (from Trading Start)	5.55	2.85	90,061	5.50	3.10	22,183
2003	5.80	2.11	16,488	5.96	2.20	17,888
2004	4.00	2.50	7,498	4.00	2.50	13,729
2005	4.50	1.18	2,426	4.75	1.20	15,224
2006	27.00	4.95	7,737	27.49	4.69	44,284
2005
First Quarter	2.99	2.00	1,838	3.06	1.90	9,729
Second Quarter	2.45	1.50	947	2.59	1.27	5,173
Third Quarter	2.15	1.25	2,313	2.45	1.25	13,120
Fourth Quarter	4.50	1.18	4,654	4.75	1.20	32,184
2006
First Quarter	13.25	4.95	3,711	13.60	4.69	56,508
Second Quarter	23.71	10.5	7,491	24.00	10.27	48,441
Third Quarter	23.75	13.00	13,743	23.75	12.86	43,090
Fourth Quarter	27.00	11.25	6,138	27.49	11.13	29,290

        The following table sets forth the high and low sales prices for the Warrants on the TSX and the Nasdaq for the last 12 months.

	TSX ($)			Nasdaq ($)
	High	Low	Average Daily Volume	High	Low	Average Daily Volume
2006
April	19.25	13.50	5,222	19.50	13.51	45,742
May	23.71	14.58	10,054	24.00	13.94	55,077
June	18.05	10.50	6,888	18.50	10.27	44,136
July	19.50	14.85	15,693	19.50	15.01	38,630
August	21.86	17.07	19,171	21.15	16.65	37,917
September	23.75	13.00	5,822	23.75	12.86	53,500
October	19.70	11.25	5,932	19.70	11.13	35,050
November	26.43	18.51	5,984	26.24	18.05	30,362
December	27.00	21.92	6,545	27.49	21.01	21,830
2007
January	24.04	18.20	2,765	24.30	18.03	21,330
February	23.60	20.64	2,852	23.79	20.11	17,626
March (to March 22)	21.00	16.47	3,448	20.98	16.85	15,465

        On March 22, 2007, the closing price of the Warrants was $20.15 on the TSX and $26.00 on the Nasdaq. The registrar and transfer agent for the Warrants is Computershare Trust Company of Canada, Toronto, Ontario.

        On February 15, 2006 (the "Redemption Date"), the Company fully redeemed its $143.75 principal amount, 4.50% convertible subordinated debentures due February 15, 2012 (the "Debentures") for common shares of the Company. The Company issued an aggregate of 10,259,068 common shares in satisfaction of its obligations under the Debentures, of which 70,520 common shares were issued on the redemption of $1,111,000 principal amount of Debentures that were redeemed and 10,188,548 common shares were issued on the conversion of $142,639,000 of Debentures that occurred prior to the Redemption Date. The Company paid cash to satisfy interest that had accrued up to and including February 15, 2006.

ITEM 10.    ADDITIONAL INFORMATION

Memorandum and Articles of Incorporation

Articles of Amendment

        The Company's articles of incorporation do not place any restrictions on the Company's objects and purposes. For more information, see the Articles of Amendment incorporated by reference as an exhibit to this Form 20-F.

Certain Powers of Directors

        The Business Corporations Act (Ontario) (the "OBCA") requires that every director who is a party to a material contract or transaction or a proposed material contract or transaction with a corporation, or who is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or a proposed material contract or transaction with the corporation, shall disclose in writing to the corporation or request to have entered in the minutes of the meetings of directors the nature and extent of his or her interest, and shall refrain from voting in respect of the material contract or transaction or proposed material contract or transaction unless the contract or transaction is: (a) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the corporation or an affiliate; (b) one relating primarily to his or her remuneration as a director, officer, employee or agent of the corporation or an affiliate; (c) one for indemnity of or insurance for directors as contemplated under the OBCA; or (d) one with an affiliate. However, a director who is prohibited by the OBCA from voting on a material contract or proposed material contract may be counted in determining whether a quorum is present for the purpose of the resolution, if the director disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

        The Company's by-laws provide that the directors shall from time to time determine by resolution the remuneration to be paid to the directors, which shall be in addition to the salary paid to any officer or employee of the Company who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Company's behalf other than the normal work ordinarily required of a director of the Company. The by-laws provide that confirmation of any such resolution by the Company's shareholders is not required.

        The Company's by-laws also provide that the directors may: (a) borrow money upon the credit of the Company; (b) issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; (c) to the extent permitted by the OBCA, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or other obligation of any person, or otherwise; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Company to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or other obligation of the Company.

        The directors may, by resolution, amend or repeal any by-laws that regulate the business or affairs of the Company. The OBCA requires the directors to submit any such amendment or repeal to the Company's shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the amendment or repeal.

Retirement of Directors

        Effective as of February 21, 2007, the Board discontinued the mandatory retirement policy for directors based solely on age. Due in part to the recently implemented practice of conducting annual Board, Committee and individual director evaluations, the Board approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Item 6. Directors, Senior Management and Employees — Assessment of Directors", each of the directors' performance will continue to be evaluated annually.

Directors' Share Ownership

        As of March 17, 2004, directors, other than Mr. Boyd and Mr. Scherkus, are required to own the equivalent of at least three years of their annual retainer fee in the Company's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in the Company's incentive share purchase plan.

Meetings of Shareholders

        The OBCA requires the Company to call an annual shareholders' meeting not later than 15 months after holding the last preceding annual meeting and permits the Company to call a special shareholders' meeting at any time. In addition, in accordance with the OBCA, the holders of not less than 5% of the Company's shares carrying the right to vote at a meeting sought to be held may requisition our directors to call a special shareholders' meeting for the purposes stated in the requisition. The Company is required to mail a notice of meeting and management information circular to registered shareholders not less than 21 days and not more than 50 days prior to the date of any annual or special shareholders' meeting. These materials also are filed with Canadian securities regulatory authorities and the SEC. The Company's by-laws provide that a quorum of two shareholders in person or represented by proxy holding or representing by proxy not less than 10% of the Company's issued shares carrying the right to vote at the meeting is required to transact business at a shareholders' meeting. Shareholders, and their duly appointed proxies and corporate representatives, as well as the Company's auditors, are entitled to be admitted to the Company's annual and special shareholders' meetings.

Authorized Capital

        The Company's authorized capital consists of an unlimited number of shares of one class designated as common shares. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares. The Company's common shares do not have pre-emptive rights to purchase additional shares.

Disclosure of Share Ownership

        The Securities Act (Ontario) provides that a person or company that beneficially owns, directly or indirectly, voting securities of an issuer or that exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities (an "insider") must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Securities Act (Ontario) also provides for the filing of a report by an insider of a reporting issuer who acquires or transfers securities of the issuer. This report must be filed within 10 days after the end of the month in which the acquisition or transfer takes place.

        The Securities Act (Ontario) also provides that a person or company that acquires (whether or not by way of a take-over bid, issuer bid or offer to acquire) beneficial ownership of voting or equity securities or securities convertible into voting or equity securities of a reporting issuer that, together with previously held securities brings the total holdings of such holder to 10% or more of the outstanding securities of that class, must (a) issue and file forthwith a news release containing the prescribed information and (b) file a report within two business days containing the same information set out in the news release. The acquiring person or company must also issue a press release and file a report each time it acquires an additional 2% or more of the outstanding securities of the same class and every time there is a "material change" to the contents of the news release and report previously issued and filed.

        The rules in the United States governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Material Contracts

        The Company believes the following contracts constitute the only material contracts to which it is a party.

Credit Agreement

        The Company entered into an amended and restated credit agreement on October 17, 2006 (the "Amended Facility") with a group of financial institutions providing for a revolving bank credit facility. The amendment increased the amount available under the facility to $300 million and extended the date on which the facility matures. The Amended Facility matures and all indebtedness thereunder is due and payable on December 23, 2011. The Company, with the consent of lenders representing 66 2/3% of the aggregate commitments under the facility, has the option to extend the term of the facility for three additional one-year terms to December 23, 2014. The credit facility is available in multiple currencies through prime rate, base rate and LIBOR advances and through bankers' acceptances, priced at the applicable rate plus an applicable margin that ranges from 1.25% to 2.00% depending on certain financial ratios. The lenders under the facility are each paid a commitment fee at a rate that ranges from 0.40% to 0.75%, depending on the financial ratios.

        Payment and performance of the Company's obligations under the Amended Facility, including any secured hedge agreements entered into under the Facility, are secured by substantially all property relating to the

LaRonde Mine, the Goldex mine project, the Lapa mine project and the pledge of the shares of 1715495 Ontario Inc. and Agnico-Eagle Sweden AB, the Company's subsidiaries through which it holds its indirect interest in the Kittila mine project. The Company has also assigned and granted a security interest in certain material contracts, including hedge agreements, to the administrative agent on behalf of the secured parties under the Amended Facility, and has designated the administrative agent on behalf of these parties as the named insured and loss payee under certain insurance policies and granted a security interest in such policies.

        The Amended Facility contains covenants that restrict, among other things:

  •
  the ability of the Company and its subsidiaries to incur additional indebtedness;

  •
  the Company's ability to pay or declare dividends or make other restricted distributions or payments in respect of any shares of the Company's capital stock;

  •
  the Company's ability to make asset sales or other dispositions;

  •
  the Company's ability to pledge existing or future assets relating to included properties under the Amended Facility (currently the LaRonde Mine, the Goldex mine project, the Lapa mine project and the Kittila mine project);

  •
  the Company's ability to enter into transactions with affiliates;

  •
  the Company's ability to make any loans to or investments in any other person or to acquire assets from any other person for cash consideration; and

  •
  the Company's ability to amalgamate or otherwise transfer its assets.

        The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth. Events of default under the Amended Facility include, among other things:

  •
  the failure to pay principal when due and payable or interest, fees or other amounts payable within three business days of such amounts becoming due and payable;

  •
  the breach by the Company of any financial covenant or the failure of the Company to notify the administrative agent of any occurrence of default under the Amended Facility which is continuing or any event or condition that constitutes a material adverse effect or a default or event of default under certain other indebtedness of the Company or hedge agreement to which the Company is a party;

  •
  the breach by the Company of any other term, covenant or other agreement that is not cured within 20 business days after written notice of the breach has been given to the Company;

  •
  a default in any payment of principal or interest or in the observance or performance of any other agreement or condition of other indebtedness of the Company or the Company's material subsidiaries in excess of $20 million, or the occurrence or existence of any other event or condition resulting in an acceleration of such indebtedness;

  •
  a change in control of the Company; and

  •
  various events relating to the bankruptcy or insolvency or winding-up, liquidation or dissolution of the Company, or any of the Company's material subsidiaries.

        As at December 31, 2006, there were no amounts of principal or interest outstanding under the Amended Facility; however, outstanding letters of credit issued as security for pension and environmental obligations have decreased the amount available for future drawdowns under the Amended Facility to $288 million.

Warrant Indenture

        The Company entered into a warrant indenture with Computershare Trust Company of Canada on November 14, 2002 which governs the terms of the Warrants. This warrant indenture is incorporated by reference as an exhibit to this Form 20-F.

Support Agreement

        The Company, Agnico Acquisition and Cumberland entered into a Support Agreement dated February 14, 2007 relating to the Cumberland Offer, a copy of which is incorporated by reference as an exhibit to this Form 20-F.

Lock-Up Agreements

        On February 14, 2007, in connection with the Cumberland Offer, the Company and Agnico Acquisition entered into a Lock-Up Agreement with each of Cumberland's directors and officers that holds Cumberland's common shares. A copy of the Lock-Up Agreement is incorporated by reference as an exhibit to this Form 20-F.

Stock Option Plan

        The Company has a Stock Option Plan for directors, officers, employees and service providers to the Company. See "Item 6. Directors, Senior Management and Employees — Compensation of Officers — Stock Option Plan". A copy of the Stock Option Plan is incorporated by reference as an exhibit to this Form 20-F.

Incentive Share Purchase Plan

        The Company has an Incentive Share Purchase Plan for directors, officers and full-time employees of the Company. See "Item 6. Directors, Senior Management and Employees — Compensation of Officers — Incentive Share Purchase Plan". A copy of the Incentive Share Purchase Plan is incorporated as an exhibit to this Form 20-F.

Exchange Controls

        Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in "— Taxation" below.

Restrictions on Share Ownership by Non-Canadians

        There are no limitations under the laws of Canada or in the constating documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Corporate Governance

        The Company is subject to a variety of corporate governance guidelines and requirements enacted by the TSX, the Canadian Securities Administrators, the NYSE and by the SEC under its rules and those mandated by SOX. Today, the Company meets and often exceeds not only corporate governance legal requirements in Canada and the United States, but also the best practices recommended by securities regulators. The Company is listed on the NYSE and, although the Company is not required to comply with all of the NYSE corporate governance requirements to which the Company would be subject if the Company were a U.S. corporation, the Company's governance practices differ significantly in only one respect from those required of U.S. domestic issuers. The Company complies with the TSX rules. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased by the company in the open market.

        The NYSE rules require approval of all equity compensation plans regardless of whether new issuances or treasury shares are used.

        The Company submitted a certificate of Sean Boyd, the Chief Executive Officer of the Company, to the NYSE on March 23, 2007 certifying that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards.

Canadian Federal Income Tax Considerations

        The following is a brief summary of some of the principal Canadian federal income tax consequences generally applicable to a holder of common shares of the Company (a "U.S. holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada-United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. holder which is an insurer that carries on business in Canada and elsewhere. Limited liability companies (LLCs) that are not taxed as corporations pursuant to the provisions of the Internal Revenue Code of 1986, as amended, do not qualify as resident in the United States for purposes of the Treaty.

        This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. holders are advised to consult their own tax advisors with respect to their particular circumstances.

        Under the Act and the Treaty, a U.S. holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. holders such as qualifying pension funds and charities.

        In general, a U.S. holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company at a time that the Company's shares are listed on the TSX or the NYSE unless (i) at any time in the 60-month period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by the U.S. holder, persons with whom the U.S. holder did not deal at arm's length or the U.S. holder and such persons and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

United States Federal Income Tax Considerations

        The following is a brief summary of some of the principal U.S. federal income tax consequences to a holder of common shares of the Company, who deals at arm's length with the Company, holds the shares as a capital asset and who, for the purposes of the Internal Revenue Code of 1986, as amended (the "Code") and the Treaty, is at all relevant times a U.S Stockholder (as defined below).

        As used herein, the term "U.S. Stockholder" means a holder of common shares of the Company who (for United States federal income tax purposes): (a) is a citizen or resident of the United States; (b) is a corporation created or organized in or under the laws of the United States or of any state therein; (c) is an estate the income of which is subject to United States federal income taxation regardless of its source; or (d) is a trust subject to both the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all substantial trust decisions.

        This summary is based on the Code, final and temporary Treasury Regulations promulgated thereunder, United States court decisions, published rulings and administrative positions of the U.S. Internal Revenue Service (the "IRS") interpreting the Code, and the Treaty, as applicable and, in each case, as in effect and available as of the date of this Form 20-F. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis and could affect the United States federal income tax consequences described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

        This summary does not describe United States federal estate and gift tax considerations, nor does it describe regional, state and local tax considerations within the United States. The following summary does not purport to be a comprehensive description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of the common shares. In particular, this summary only deals with a holder who will hold the common shares as a capital asset and who does not own, directly or indirectly, 10% or more of our voting shares or of any of our direct or indirect subsidiaries. This summary does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances, including but not limited to application of alternative minimum tax or rules applicable to taxpayers in special circumstances. Special rules may apply, for instance, to tax-exempt entities, banks, insurance companies, S corporations, dealers in securities or currencies, persons who will hold common shares as a position in a "straddle", hedge, constructive sale, or "conversion transaction" for U.S. tax purposes, persons who have a "functional currency" other than the U.S. dollar, or persons subject to U.S. taxation as expatriates. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are treated as partnerships or other pass-through entities for U.S. federal income tax purposes.

        This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Stockholder and no representation is made with respect to the U.S. income tax consequences to any particular person. Accordingly, U.S. Stockholders are advised to consult their own tax advisors with respect to their particular circumstances.

Dividends

        For United States federal income tax purposes, the gross amount of all distributions, if any, paid with respect to the common shares out of current or accumulated earnings and profits ("E&P") to a U.S. Stockholder generally will be treated as foreign source dividend income to such holder, even though the U.S. Stockholder generally receives only 85% of that amount (after giving effect to the Canadian withholding tax as reduced by the Treaty). United States corporations that hold the common shares generally will not be entitled to the dividends received deduction that applies to dividends received from United States corporations. To the extent a distribution exceeds E&P, it will be treated first as a return of capital to the extent of the U.S. Stockholder's adjusted basis and then as gain from the sale of a capital asset.

        In the case of a U.S. Stockholder that is an individual, estate or trust, gains recognized prior to 2011 from the sale of a capital asset held for longer than twelve months are taxable at a maximum federal income tax rate of 15%, while gains from the sale of a capital asset that does not meet such holding period are taxable at the rates applicable to ordinary income. Certain dividends paid prior to 2011 to a U.S. Stockholder that is an individual, estate or trust generally are also subject to the 15% maximum rate. The reduced tax rates generally are available only with respect to dividends received from U.S. corporations, and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradeable on an established securities market in the United States. Special rules may apply, however, to cause such dividends to be taxable at the higher rates applicable to ordinary income. For example, the reduced tax rates are not available with respect to a dividend on shares where the U.S. Stockholder does not continuously own such shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. In addition, the reduced tax rates are not available with respect to dividends received from a foreign corporation that was a passive foreign investment company in either the taxable year of the distribution or the preceding taxable year. Many other complex and special rules may apply as a condition to, or as a result of, the application of the reduced tax rate on dividends. U.S. Stockholders are advised to consult their own tax advisors.

        For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars will be the United States dollar value of the Canadian dollars at the exchange rate in effect on the date of receipt, whether or not the Canadian dollars are converted into United States dollars at that time. Gain or loss recognized by a U.S. Stockholder on a sale or exchange of the Canadian dollars will be United States source ordinary income or loss.

        The withholding tax imposed by Canada generally is a creditable foreign tax for United States federal income tax purposes. Therefore, the U.S. Stockholder generally will be entitled to include the amount withheld as a foreign tax paid in computing a foreign tax credit (or in computing a deduction for foreign income taxes paid, if the holder does not elect to use the foreign tax credit provisions of the Code). The Code, however, imposes a number of limitations on the use of foreign tax credits, based on the particular facts and circumstances of each taxpayer. Investors should consult their tax advisors regarding the availability of the foreign tax credit.

Capital Gains

        Subject to the discussion below under the heading "— Passive Foreign Investment Company Considerations", gain or loss recognized by a U.S. Stockholder on the sale or other disposition of the common shares will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between such U.S. Stockholder's adjusted basis in the common shares and the amount realized upon its disposition.

        Gain on the sale of common shares held for more than one year by a U.S. Stockholder that is an individual, estate or trust will be taxable at a maximum rate of 15%. A reduced rate does not apply to capital gains realized by a U.S. Stockholder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income.

        Capital gain or loss recognized by a U.S. Stockholder on the sale or other disposition of common shares will generally be sourced in the United States.

Passive Foreign Investment Company Considerations

        The Company will be classified as a passive foreign investment company ("PFIC") for United States federal income tax purposes if either (i) 75% or more of its gross income is passive income or (ii) on average for the taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. Based on projections of the Company's income and assets and the manner in which the Company intends to manage its business, the Company expects that the Company will not be a PFIC. However, there can be no assurance that this will actually be the case. In reaching the conclusion that the Company does not expect to be a PFIC, the Company has valued its assets based on the price per share of the common shares. For purposes of applying the PFIC rules to the Company, such a valuation method results in the attribution of substantial value to the Company's intangible assets, including goodwill and other potential resource related assets that are considered neither to produce nor to be held for the production of passive income for purposes of the PFIC rules. The Company believes that this is a reasonable method of valuing our non-passive assets based on the legislative history of the PFIC provisions.

        If the Company were to be classified as a PFIC, the consequences to a U.S. Stockholder will depend in part on whether the U.S. Stockholder has made a "Mark-to-Market Election" or a "QEF Election" with respect to the Company. If the Company is a PFIC during a U.S. Stockholder's holding period and the U.S. Stockholder does not make a Mark-to-Market Election or a QEF Election, the U.S. Stockholder will generally be required to pay a special United States tax, in lieu of the U.S. tax that would otherwise apply, if such U.S. Stockholder (a) realizes a gain on disposition of common shares or (b) receives an "excess distribution" from the Company on common shares.

        If a U.S. Stockholder makes a Mark-to-Market Election, the U.S. Stockholder would not be subject to the special tax. Instead, it would be required to include in its income the excess of the fair market value of the common shares as of the close of each taxable year over the U.S. Stockholder's adjusted basis therein. If the U.S. Stockholder's adjusted basis in the common shares is greater than the fair market value of the common shares as of the close of the taxable year, the U.S. Stockholder may deduct such excess, but only up to the aggregate amount of ordinary income previously included as a result of the Mark-to-Market Election, reduced by any previous deduction taken. The U.S. Stockholder's adjusted basis in its common shares will be increased by the amount of income or reduced by the amount of deductions resulting from the Mark-to-Market Election.

        A U.S. Stockholder who makes a QEF Election would also not be subject to the special tax. Instead, it would be currently taxable on its pro rata share of our ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year that the Company is classified as a PFIC, even if no dividend distributions were received.

        If for any year the Company determines that it is properly classified as a PFIC, it will comply with all reporting requirements necessary for a U.S. Stockholder to make a QEF Election and will, promptly following the end of such year and each year thereafter for which the Company is properly classified as a PFIC, provide to U.S. Stockholders the information required by the QEF Election.

        Under current U.S. law, if the Company is a PFIC in any year, a U.S. Stockholder must file an annual return on IRS Form 8621, which describes the income received (or deemed to be received pursuant to a QEF Election) from the Company, any gain realized on a disposition of common shares and certain other information.

Information Reporting; Backup Withholding Tax

        Dividends on, and proceeds arising a sale of common shares generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if (a) a U.S. Stockholder fails to furnish the U.S. Stockholder's correct United States taxpayer identification number (generally on Form W-9), (b) the withholding agent is advised the U.S. Stockholder furnished an incorrect United States taxpayer identification number, (c) the withholding agent is notified by the IRS that the U.S. Stockholder has previously failed to properly report items subject to backup withholding tax, or (d) the U.S. Stockholder fails to certify, under penalty of perjury, that the U.S. Stockholder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Stockholder that it is subject to backup withholding tax. However, U.S. Stockholders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Amounts withheld as backup withholding may be credited against a U.S. Stockholder's U.S. federal income tax liability, and a U.S. Stockholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Audit Fees

        Fees paid to Ernst & Young LLP for 2006 and 2005 are set out below.

	Year ended December 31, 2006 (C$ thousands)	Year ended December 31, 2005 (C$ thousands)
Audit fees	1,304	759
Audit-related fees	357	18
Tax consulting fees	465	438
All other fees	52	29

	2,178	1,244

        Audit fees were paid for professional services rendered by the auditors for the audit of Agnico-Eagle's annual financial statements and related statutory and regulatory filings and for the quarterly review of Agnico-Eagle's interim financial statements. Audit fees also include prospectus related fees for professional services rendered by the auditors in connection with equity financings by Agnico-Eagle during 2006. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, reviewing documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit-related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and SOX Section 404 compliance.

        Tax fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime, and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the fees listed above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement, and all fees referred to above were pre-approved in accordance with such policy.

Documents on Display

        The Company's filings with the SEC, including exhibits and schedules filed with this Form 20-F, may be reviewed at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Agnico-Eagle began to file electronically with the SEC in August 2002.

        Any reports, statements or other information that the Company files with the SEC may be read at the addresses indicated above and some of them may also be accessed electronically at the web site set forth above. These SEC filings are also available to the public from commercial document retrieval services.

        The Company also files reports, statements and other information with the Canadian Securities Administrators and these can be accessed electronically at the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval web site at www.sedar.com.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the C$/US$ exchange rate. For the purpose of the sensitivities presented in the graph below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $500 per ounce;

  •
  Silver — $9.00 per ounce;

  •
  Zinc — $2,300 per tonne;

  •
  Copper — $4,500 per tonne; and

  •
  C$/US$ — C$1.25 per $1.00.

        Changes in the market prices of gold are due to numerous factors such as demand, global mine production levels, forward selling by producers, central bank sales and investor sentiment. Changes in the market prices of other metals are due to factors such as demand and global mine production levels. Changes in the C$/US$

exchange rate are due to factors such as supply and demand for Canadian and U.S. currencies and economic conditions in each country. In 2006, the price ranges for metal prices and the C$/US$ exchange rate were:

  •
  Gold — $517 – $730 per ounce averaging $605 per ounce;

  •
  Silver — $8.69 – $14.83 per ounce averaging $11.59 per ounce;

  •
  Zinc — $1,914 – $4,658 per tonne averaging $3,264 per tonne;

  •
  Copper — $4,535 – $8,634 per tonne averaging $6,732 per tonne; and

  •
  C$/US$ — C$1.0932 – C$1.1797 per $1.00 averaging C$1.1342 per $1.00.

        The following table shows the estimated impact on budgeted income per share ("EPS") in 2007 of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and 2006 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2007.

Changes in variable	Impact on EPS ($)
C$/US$	$0.05
Gold	$0.06
Zinc	$0.07
Silver	$0.03
Copper	$0.03

        In order to mitigate the impact of fluctuating precious and base metal prices, Agnico Eagle occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold production. The Policy does allow the Company to review this to use hedging strategies where appropriate to ensure an adequate return on new projects. In the past, Agnico-Eagle has bought put options and forward contracts to protect minimum precious and base metal prices while maintaining full participation to gold price increases. The Company's policy does not allow speculative trading. The Company's derivative contracts outstanding at the end of 2006 are summarized in note 9 to the consolidated financial statements in Item 18 of this Form 20-F.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars. This gives rise to significant currency risk exposure. The Company has entered into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of the foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar assets and liabilities into US dollars) as these do not give rise to cash exposure. The Company did not enter into any currency derivative transaction in 2006 but recorded income of $2.9 million, net of tax, on foreign currency derivatives that were liquidated in 2005. Since the contracts had original maturities in 2006 when liquidated, the gain was recorded as a component of other comprehensive loss on liquidation and was reclassified in the current year to coincide with the original maturities of the derivative instruments.

Interest Rate

        In February 2006, the Company extinguished its convertible subordinated debentures and the Company's interest rate swap matured. Therefore, the Company will not be exposed to fluctuations in interest rates in 2007 unless it draws on its credit facility or takes on any additional debt. The Company does not expect credit facility drawdowns or to enter into other debt transactions in 2007.

Derivatives

        The Company enters into derivative contracts to limit the downside risk associated with fluctuating metal prices. The contracts act as economic hedges of underlying exposures to metal price risk and foreign currency exchange risk and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, to mitigate downside risk yet maintain full participation to rising precious metal prices. Agnico-Eagle also enters into forward contracts to lock in exchange rates based on projected Canadian dollar operating and capital needs.

        Using derivative instruments creates various financial risks. Credit risk is the risk that the counterparties to derivative contracts will fail to perform on an obligation to the Company. Credit risk is mitigated by dealing with high quality counterparties such as financial institutions. Market liquidity risk is the risk that a derivative position cannot be liquidated quickly. The Company mitigates market liquidity risk by spreading out the maturity of derivative contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Since derivative contracts are used as economic hedges, for most of the contracts, changes in the mark-to-market value affect income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

        For 2006, Agnico Eagle recorded a $2.0 million charge in the Consolidated Statements of Income to reflect the maturity of gold put option contracts which were liquidated in 2005. This amount is simply the original cost for gold puts maturing in the year. Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values.

        The Company did not enter in any new derivative contracts in 2006. In 2006, the Company's remaining copper and zinc derivative contracts matured. The Company made aggregate cash payments of $27 million to settle these contracts at their individual maturity dates. These contracts are discussed more fully in Item 18 of this Form 20-F.

        In February 2007, the Company entered into a series of gold derivative transactions in connection with a take-over bid for Cumberland. Prior to the announcement of the take-over bid, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions are for 420,000 ounces of gold and mature on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's philosophy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position should the Company's take-over bid be successful. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million. As at March 9, 2007, the estimated value of Agnico-Eagle's derivative position at various gold prices is illustrated in the table below.

Gold Price	Estimated Value of Derivative Position

$550	$(1.2) million

$600	$4.6 million

$650	$11.4 million

$700	$22.5 million

$750	$38.6 million

$800	$57.3 million

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Pursuant to the instructions to Item 12 of Form 20-F, this information is inapplicable and has not been provided.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None/not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None/not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

        The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

        Based on such evaluation, the Company's chief executive officer and chief financial officer concluded that, as of December 31, 2006, the Company's disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information the Company is required to disclose in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's report on internal control over financial reporting

        The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006. Management reviewed the results of their assessment with the Company's Audit Committee. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Annual Report on Form 20-F.

Changes in internal control over financial reporting

        Management regularly reviews its system of internal control over financial reporting and make changes to the Company's processes and systems to improve controls and increase efficiency, while ensuring that the Company maintains an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes.

        There were no changes in the Company's internal control over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that the Company shall have at least one audit committee financial expert (as defined in Item 16A of Form 20-F) and that Messrs. Bernie Kraft and Mel Leiderman are the Company's "audit committee financial experts" serving on the Audit Committee of the Board. Each of the audit committee financial experts is "independent" under applicable listing standards.

ITEM 16B.    CODE OF ETHICS

        The Company has adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to its Chief Executive Officer, Chief Financial Officer, principal accounting officer, controller and persons performing similar functions. A copy of this code of ethics was filed as Exhibit 2 to the Form 6-K filed on December 13, 2005 and is incorporated by reference hereto. The code of ethics is available on the Company's website at www.agnico-eagle.com or by request, without charge, from the Corporate Secretary, Agnico-Eagle Mines Limited, Suite 500, 145 King Street East, Toronto, Ontario M5C 2Y7 (telephone 416-947-1212)

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee establishes the independent auditors' compensation. In 2003, the Audit Committee also established a policy to pre-approve all services provided by the Company's independent public accountant, Ernst & Young LLP. The Audit Committee determines which non-audit services the independent auditors are prohibited from providing and authorizes permitted non-audit services to be performed by the independent auditors to the extent those services are permitted by SOX and other applicable legislation. A summary of all fees paid to Ernst & Young LLP for the fiscal years ended December 31, 2006 and 2005 can be found on under "Item 10: Additional Information — Audit Fees". All fees paid to Ernst & Young LLP in 2006 were pre-approved by the Audit Committee. Ernst & Young LLP has served as the Company's independent public accountant for each of the fiscal years in the three-year period ended December 31, 2006 for which audited financial statements appear in this Annual Report on Form 20-F.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 17.    RESERVED

ITEM 18.    FINANCIAL STATEMENTS

        Pursuant to General Instruction E(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 18.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited management's assessment, included in the accompanying Management's Report on Internal Controls Over Financial Reporting under Item 15, that Agnico-Eagle Mines Limited maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Agnico-Eagle Mines Limited's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, management's assessment that Agnico-Eagle Mines Limited maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Agnico-Eagle Mines Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 19, 2007 expressed an unqualified opinion thereon.

Toronto, Canada	ERNST & YOUNG LLP
March 19, 2007	Chartered Accountants

Management Certification

        Agnico-Eagle Mines Limited (the "Company") filed with the New York Stock Exchange ("NYSE") on March 23, 2007, the annual certification by its Chief Executive Officer, certifying that, as of the date of certification, he was not aware of any violation by Agnico-Eagle Mines Limited of the NYSE's corporate governance listing standards. The Company has also filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of its public disclosures as Exhibits 12.01 and 12.02 to its annual report on Form 20-F for the year ended December 31, 2006.

        Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

        Management concluded that, as of December 31, 2006, the Company's internal control over financial reporting is effective as more fully described in "Item 15. Controls and Procedures" of the Company's Annual Report on Form 20-F.

        Management's assessment of the effectiveness of the Company's internal control over financial reporting as at December 31, 2006, has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Agnico-Eagle Mines Limited:

        We have audited the accompanying consolidated balance sheets of Agnico-Eagle Mines Limited as of December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Agnico-Eagle Mines Limited at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006, in conformity with United States generally accepted accounting principles.

        We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Agnico-Eagle Mines Limited's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2007 expressed an unqualified opinion thereon.

        As described in the "Summary of Significant Accounting Policies — Stockpiles", the Company changed its method of accounting for stockpiles inventory effective Janaury 1, 2006.

Toronto, Canada	ERNST & YOUNG LLP
March 19, 2007	Chartered Accountants

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") are expressed in thousands of United States dollars ("US dollars"), except where noted, and have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Since a precise determination of assets and liabilities depends on future events, the preparation of consolidated financial statements for a period necessarily involves the use of estimates and approximations. Actual results may differ from such estimates and approximations. The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies referred to below.

Basis of consolidation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if it owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests in which the Company is the primary beneficiary.

        Agnico-Eagle recognizes gains and losses on the effective disposition of interests in associated companies arising when such associated companies issue treasury shares to third parties. Gains are recognized in income only if there is reasonable assurance of realization; otherwise, they are recorded within contributed suplus.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and short-term investments in money market instruments with remaining maturities of three months or less at the date of purchase. Short-term investments are carried at cost, which approximates market value.

Inventories

        Inventories consist of ore stockpiles, concentrates and supplies.

Stockpiles

        Stockpiles consist of coarse ore that has been mined and hoisted from underground and is available for further processing and in-stope ore inventory in the form of drilled and blasted stopes ready to be mucked and hoisted to the surface. The stockpiles are measured by estimating the number of tons, contained ounces (based on assays) and recovery percentages (based on actual recovery rates achieved for processing similar ore). Specific tonnages are verified and compared to original estimates once the stockpile is milled. The ore stockpile is valued at the lower of net realizable value and mining costs incurred up to the point of stockpiling the ore. The net realizable value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material.

        Mining costs include all costs associated with underground mining operations and are allocated to each ton of stockpile. Fully absorbed costs include direct and indirect materials and consumables, direct labour, utilities and amortization of mining assets incurred up to the point of stockpiling the ore. Royalty expenses and production taxes are included in production costs, but are not capitalized into inventory. Stockpiles are not intended to be long-term inventory items and therefore are generally processed within twelve months of extraction. The decision to process stockpiled ore is based on a net smelter return analysis. The Company processes its stockpiled ore if its estimated revenue, on a per tonne basis and net of estimated smelting and refining costs, is greater than the related mining and milling costs. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future. Stockpiled ore on the surface is exposed to the elements, but the Company does not expect its condition to deteriorate significantly.

        In addition, companies in the mining industry may be required to remove overburden and other mine waste materials to access mineral deposits. During the development of a mine (before production begins), it is generally accepted practice that such costs are capitalized as part of the depreciable cost of building, developing and constructing the mine. The capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur deferred costs, during the production phase of the mine.

        In March 2005, the Financial Accounting Standards Board ratified Emerging Issues Task Force Issue No. 04-6 ("EITF 04-6") which addresses the accounting for deferred costs incurred during the production phase of a mine and refers to these costs as variable production costs that should be included as a component of inventory to be recognized in costs applicable to sales in the same period as the revenue from the sale of inventory. As a result, capitalization of costs is appropriate only to the extent product inventory exists at the end of a reporting period. Agnico-Eagle adopted the provisions of EITF 04-6 on January 1, 2006. The impact of adoption was to decrease ore stockpile inventory by $8.4 million and increase future income and mining tax asset by $3.3 million. Adoption of EITF 04-6 had no impact on the Company's cash position or earnings.

Concentrates

        Concentrates inventories consist of concentrates for which legal title has not yet passed to custom smelters. Concentrates inventories are measured based on assays of the processed concentrates and are valued based on the lower of net realizable value and the fully absorbed mining and milling costs associated with extracting and processing the ore.

Supplies

        Supplies, consisting of mine stores inventory, are valued at the lower of average cost and replacement cost.

Deferred financing costs

        Deferred financing costs, which are included in other assets on the consolidated balance sheets and relate to the issuance of the Convertible Debentures and the Company's revolving credit facility, are being amortized to income over the term of the related obligations. When the holders of the Company's Convertible Debentures exercised their conversion option, the common shares issued on such conversion were recorded at an amount equal to the aggregate of the carrying value of the long-term liability, net of the associated financing costs, with no gain or loss being recognized in income. The same principles were applied upon redemption of the Convertible Debentures by the Company.

Mining properties, plant and equipment and mine development costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal developments are classified as mine development costs.

        Agnico-Eagle records depreciation on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated proven and probable ore reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon commencement of commercial production, the capitalized construction costs are transferred to the various categories of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of further exploration and development to further delineate the orebody on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, which indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method mentioned above. Mine development costs, net of salvage values, relating to a property which is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are reviewed periodically, when impairment factors exist, for possible impairment, based on the future undiscounted net cash flows of the operating mine and development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable reserves. To the extent economic value exists beyond the proven and probable reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed engineering life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows could affect the recoverability of long-lived assets.

Financial instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders' equity as a component of accumulated other comprehensive income (loss), depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

        The fair value of the Company's interest rate swap is recorded as an asset or liability with a corresponding charge to income. The carrying value of the Convertible Debentures is also adjusted for changes in fair value attributable to the risk being hedged with a corresponding charge to income. The Company's interest rate cap, and silver and base metal derivative contracts do not qualify for hedge accounting and changes in the fair value of these derivative instruments are recognized in income.

Revenue recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of doré bars is recorded when the refined gold and silver is sold. Generally all the gold and silver in the form of doré bars is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are set based on the prevailing spot market metal prices on a specified future date based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct sales are shown net of smelter charges as part of revenues from mining operations.

Foreign currency translation

        The functional currency for the Company's operations is the US dollar. Monetary assets and liabilities of Agnico-Eagle's operations denominated in a currency other than the US dollar are translated into US dollars using the exchange rate in effect at the year end. Non-monetary assets and liabilities are translated at historical exchange rates while revenues and expenses are translated at the average exchange rate during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in income except for gains and losses on foreign currency contracts used to hedge specific future commitments in foreign currencies. Gains and losses on these contracts are accounted for as a component of the related hedged transactions.

Reclamation costs

        Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, future income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        From time to time, the Company issues flow-through shares to finance some of its exploration activities. Common shares of the Company are issued for cash in exchange for Agnico-Eagle giving up the tax benefits arising from the exploration activities. The difference between the flow-through share issuance price and the prevailing market price of Agnico-Eagle stock at the time of issuance is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

Stock-based compensation

        Agnico-Eagle has two stock-based compensation plans. The Employee Stock Option Plan is described in note 7(a) and the Incentive Share Purchase Plan is described in note 7(b) to the consolidated financial statements.

        In 2003, the Company prospectively adopted Statement of Financial Accounting Standard ("FAS") 123, "Accounting for Stock-Based Compensation" as amended by FAS 148, "Accounting for Stock-Based

Compensation — Transition and Disclosure". These accounting standards recommend the expensing of stock option grants after January 1, 2003. The standards recommend that the fair value of stock options be recognized in income over the applicable vesting period as a compensation expense. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

        Prior to 2003, the Company accounted for its stock option grants based on the recognition and measurement principles of Accounting Principles Board Opinion No. 25 and related interpretations. The application of Opinion No. 25 resulted in no compensation expense being recorded in Agnico-Eagle's circumstances, as all options granted had an exercise price equal to the market value of the underlying stock on the date of grant (intrinsic value method). Pro forma fair value disclosures assumed that the estimated fair value of options would be amortized to expense over the options' vesting period.

        In December 2004, the FASB enacted FAS 123 — revised 2004 ("FAS 123R"), "Share-Based Payment", which replaces FAS 123 and supersedes APB Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". FAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statement of income. The Company was required to adopt FAS 123R in the first quarter of 2006. There was no impact on the Company based on the adoption of the new requirements under FAS 123R.

Income per share

        Basic income per share is calculated on net income for the year using the weighted average number of common shares outstanding during the year. Diluted income per share is calculated on the weighted average number of common shares that would have been outstanding during the year had all Convertible Debentures been converted at the beginning of the year into common shares, if such conversions are dilutive. In addition, the weighted average number of common shares used to determine diluted income per share includes an adjustment for stock options outstanding and warrants outstanding using the treasury stock method. Under the treasury stock method:

  •
  the exercise of options or warrants is assumed to be at the beginning of the period (or date of issuance, if later);

  •
  the proceeds from the exercise of options or warrants, plus in the case of options the future period compensation expense on options granted on or after January 1, 2003, are assumed to be used to purchase common shares at the average market price during the period; and

  •
  the incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Pension costs and obligations and post-retirement benefits

        Prior to July 1, 1997, Agnico-Eagle had a defined benefit plan for its salaried employees, which was substantially converted to a defined contribution plan. In addition, Agnico-Eagle provides a non-registered supplementary executive retirement defined benefit plan for its senior officers. The executive retirement plan benefits are generally based on the employees' years of service and level of compensation. Pension expense related to the defined benefit plan is the net of the cost of benefits provided, the interest cost of projected benefits, return on plan assets and amortization of experience gains and losses. Pension fund assets are measured at current fair values. Actuarially determined plan surpluses or deficits, experience gains or losses and the cost of pension plan improvements are amortized on a straight-line basis over the expected average remaining service life of the employee group.

        Agnico-Eagle maintains a defined contribution plan covering all of its employees. The plan is funded by Company contributions based on a percentage of income for services rendered by employees. The Company does not offer any other post-retirement benefits to its employees.

        As of December 31, 2006, the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements

No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the Consolidated Balance Sheets was as follows:

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

Impact of recently issued accounting pronouncements

        Under the U.S. Securities and Exchange Commission Staff Accounting Bulletin 74 ("SAB 74"), the Company is required to disclose information related to new accounting standards that have not yet been adopted.

Income Taxes

        In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109 "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings, goodwill, deferred income taxes and income taxes payable in the Consolidated Balance Sheets. The Company is currently evaluating the impact of adopting FIN 48 on the Company's consolidated financial position, results of operations and disclosures.

Fair Value Measurements

        In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions for FAS 157 are effective for the Company's fiscal year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company's consolidated financial position, results of operations or cash flows.

Comparative figures

        Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

	As at December 31,
	2006	2005
ASSETS
Current
Cash and cash equivalents	$288,575	$61,155
Short-term investments	170,042	59,827
Metals awaiting settlement (note 1)	84,987	56,304
Income taxes recoverable	—	7,723
Inventories:
Ore stockpiles	2,330	12,831
Concentrates	3,794	920
Supplies	11,152	10,092
Other current assets (note 2(a))	61,953	34,483

Total current assets	622,833	243,335
Other assets (notes 2(b))	7,737	7,995
Future income and mining tax assets (note 8)	31,059	63,543
Property, plant and mine development (note 3)	859,859	661,196

	$1,521,488	$976,069

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 11)	$42,538	$37,793
Dividends payable	15,166	3,809
Income taxes payable (note 8)	14,231	—
Interest payable	—	2,243
Fair value of derivative financial instruments (note 9)	—	9,699

Total current liabilities	71,935	53,544

Long-term debt (note 4)	—	131,056

Reclamation provision and other liabilities (note 5)	27,457	16,220

Future income and mining tax liabilities (note 8)	169,691	120,182

SHAREHOLDERS' EQUITY
Common shares (note 6(a))
Authorized — unlimited
Issued — 121,025,635 (2005 — 97,836,954)	1,230,654	764,659
Stock options	5,884	2,869
Warrants (note 6(c))	15,723	15,732
Contributed surplus	15,128	15,128
Retained earnings (deficit)	3,015	(138,697)
Accumulated other comprehensive income (loss) (note 6(d))	(17,999)	(4,624)

Total shareholders' equity	1,252,405	655,067

	$1,521,488	$976,069

On behalf of the Board:

Sean Boyd C.A., Director	Mel Leiderman C.A., Director

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except per share amounts, US GAAP basis)

	Years ended December 31,
	2006	2005	2004
REVENUES
Revenues from mining operations	$464,632	$241,338	$188,049
Interest and sundry income (note 12)	21,797	4,535	(184)
Gain on sale of available-for-sale securities (note 2(a))	24,118	461	839

	510,547	246,334	188,704
COSTS AND EXPENSES
Production	143,753	127,365	98,168
Loss on derivative financial instruments	15,148	15,396	—
Exploration and corporate development	30,414	16,581	3,584
Equity loss in junior exploration companies (note 2(b))	663	2,899	2,224
Amortization	25,255	26,062	21,763
General and administrative	25,884	11,727	6,864
Provincial capital tax	3,758	1,352	423
Interest (note 4)	2,902	7,813	8,205
Foreign currency loss	2,127	1,860	1,440

Income before income, mining and federal capital taxes	260,643	35,279	46,033
Federal capital tax	—	1,062	1,049
Income and mining tax (recovery) (note 8)	99,306	(2,777)	(2,895)

Net income for the year	$161,337	$36,994	$47,879

Net income per share — basic (note 6(e))	$1.40	$0.42	$0.56

Net income per share — diluted (note 6(e))	$1.35	$0.42	$0.56

Comprehensive income:
Net income for the year	$161,337	$36,994	$47,879

Other comprehensive income (loss):
Unrealized gain on hedging activities	—	1,135	2,597
Unrealized gain on available-for-sale securities	1,067	10,228	604
Minimum pension liability	—	—	980
Cumulative translation adjustments	—	(2,236)	1,937
Adjustments for derivative instruments maturing during the year	(2,167)	(3,398)	(2,983)
Adjustments for realized gains on available-for-sale securities due to dispositions during the year	(12,506)	(65)	(632)
Tax effect of other comprehensive income (loss) items	1,241	(1,241)	—

Other comprehensive income (loss) for the year	(12,365)	4,423	2,503

Total comprehensive income for the year	$148,972	$41,417	$50,382

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)

	Common Shares
			Stock Options Outstanding		Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount		Warrants
Balance December 31, 2003	84,469,804	$601,305	$—	$15,732	$13,291	$(218,055)	$(11,550)
Shares issued under Employee Stock Option Plan (note 7(a))	391,525	3,410	—	—	—	—	—
Stock options	—	—	465	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	198,387	2,754	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,000,000	13,114	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	13,063	121	—	—	—	—	—
Net income for the year	—	—	—	—	—	47,879	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,580)	—
Adjustment due to Contact Diamond Corporation share exchange (note 2(b))	—	—	—	—	1,837	—	—
Other comprehensive income for the year	—	—	—	—	—	—	2,503

Balance December 31, 2004	86,072,779	$620,704	$465	$15,732	$15,128	$(172,756)	$(9,047)
Shares issued under Employee Stock Option Plan (note 7(a))	214,725	2,264	—	—	—	—	—
Stock options	—	—	2,404	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	245,494	3,646	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	500,000	6,387	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	4,715	15	—	—	—	—	—
Shares issued for holder conversions of convertible debentures (note 4)	775,359	10,855	—	—	—	—	—
Shares issued for purchase of Riddarhyttan Resources AB (note 10)	10,023,882	120,788	—	—	—	—	—
Net income for the year	—	—	—	—	—	36,994	—
Dividends declared ($0.03 per share) (note 6(a))	—	—	—	—	—	(2,935)	—
Other comprehensive income for the year	—	—	—	—	—	—	4,423

Balance December 31, 2005	97,836,954	$764,659	$2,869	$15,732	$15,128	$(138,697)	$(4,624)
Shares issued under Employee Stock Option Plan (note 7(a))	1,805,085	28,217	—	—	—	—	—
Stock options	—	—	3,015	—	—	—	—
Shares issued under the Incentive Share Purchase Plan (note 7(b))	146,249	4,711	—	—	—	—	—
Shares issued under flow-through share private placement (note 6(b))	1,226,000	30,749	—	—	—	—	—
Shares issued under the Company's dividend reinvestment plan	5,003	22	—	—	—	—	—
Shares issued for holder conversions of convertible debentures (note 4)	9,483,709	129,910	—	—	—	—	—
Shares issued on exercise of warrants	4,000	85	—	(9)	—	—	—
Shares issued for purchase of Pinos Altos project (note 10)	2,063,635	34,310	—	—	—	—	—
Shares issued under public offering	8,455,000	237,991	—	—	—	—	—
Net income for the year	—	—	—	—	—	161,337	—
Dividends declared ($0.12 per share) (note 6(a))	—	—	—	—	—	(14,523)	—
Stockpile inventory adjustment, net of tax (EITF 04-6)	—	—	—	—	—	(5,102)	—
Other comprehensive loss for the year	—	—	—	—	—	—	(12,365)
Adjustment for unrecognized loss on pension liability upon application of FASB Statement No. 158 (note 5(b))	—	—	—	—	—	—	(1,010)

Balance December 31, 2006	121,025,635	$1,230,654	$5,884	$15,723	$15,128	$3,015	$(17,999)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

	Years ended December 31,
	2006	2005	2004
Operating activities
Net income for the year	$161,337	$36,994	$47,879
Add (deduct) items not affecting cash:
Amortization	25,255	26,062	21,763
Future income and mining taxes	81,993	(2,777)	2,338
Unrealized loss on derivative contracts	—	8,335	1,087
Gain on sale of available-for-sale securities	(24,118)	(461)	(839)
Gain on Contact Diamond Corporation	(7,361)	—	—
Amortization of deferred costs and other	288	7,475	5,631
Changes in non-cash working capital balances
Metals awaiting settlement	(28,683)	(12,862)	(8,872)
Income taxes payable/recoverable	21,954	8,382	(8,566)
Inventories	(2,493)	2,550	(9,875)
Other current assets	(4,422)	(1,054)	(1,590)
Accounts payable and accrued liabilities	4,745	10,519	1,304
Interest payable	(2,243)	(183)	(735)

Cash provided by operating activities	226,252	82,980	49,525

Investing activities
Additions to property, plant and mine development	(149,185)	(70,270)	(53,318)
Acquisition of Pinos Altos property	(32,500)	—	—
Recoverable value added tax on acquisition of Pinos Altos property	(9,750)	—	—
Investment in Stornoway	(19,784)	—	—
Decrease (increase) in short-term investments	(110,215)	5,009	(13,954)
Proceeds on available-for-sale securities and other	34,034	(7,089)	(12,116)
Purchase of available-for-sale securities	(12,323)	(2,362)	(9,820)
Decrease (increase) in restricted cash	—	8,173	(5,624)

Cash used in investing activities	(299,723)	(66,539)	(94,832)

Financing activities
Dividends paid	(3,166)	(2,525)	(2,480)
Common shares issued	315,160	14,243	23,906
Share issue costs	(13,415)	(29)	(253)

Cash provided by financing activities	298,579	11,689	21,173

Effect of exchange rate changes on cash and cash equivalents	2,312	20	205

Net increase (decrease) in cash and cash equivalents during the year	227,420	28,150	(23,929)
Cash and cash equivalents, beginning of year	61,155	33,005	56,934

Cash and cash equivalents, end of year	$288,575	$61,155	$33,005

Other operating cash flow information:
Interest paid during the year	$4,214	$8,304	$6,999

Income, mining and capital taxes paid (recovered) during the year	$1,405	$(6,259)	$222

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except per share amounts, unless otherwise indicated)
December 31, 2006

1.     METALS AWAITING SETTLEMENT

	2006	2005
Bullion awaiting settlement	$2,520	$222
Concentrates awaiting settlement	82,467	56,082

	$84,987	$56,304

          In 2006, precious metals accounted for 46.9% of Agnico-Eagle's revenues from mining operations (2005 — 66.2%; 2004 — 74.9%). The remaining revenues from mining operations consisted of net byproduct revenues. In 2006, these net byproduct revenues as a percentage of total revenues from mining operations consisted of 45.6% zinc (2005 — 27.8%; 2004 — 17.6%) and 7.5% copper (2005 — 6.0%; 2004 — 7.5%).

2.     OTHER ASSETS

  (a)
  Other current assets
	2006	2005
Estimated fair value of available-for-sale securities	$38,760	$25,462
Federal, provincial and other sales taxes receivable	16,327	3,236
Interest receivable	4,453	1,009
Prepaid expenses	733	3,664
Employee loans receivable	626	555
Other	1,054	557

	$61,953	$34,483

            In 2006, the Company realized $35.9 million (2005 — $1.4 million; 2004 — $1.3 million) in proceeds and recorded a gain of $24.1 million (2005 — $0.5 million; 2004 — $0.8 million) in income on the sale of available-for-sale securities. Available-for-sale securities consist of equity securities and the cost basis is determined using the average cost method. Available-for-sale securities are carried at fair value and comprise the following:

	2006	2005
Cost	$37,890	$13,153
Unrealized gains	5,258	12,606
Unrealized losses	(4,388)	(297)

Estimated fair value of available-for-sale securities	$38,760	$25,462

  (b)
  Other assets
	2006	2005
Deferred financing costs, less accumulated amortization of $154 (2005 — $3,283)	$3,709	$5,697
Loan to Contact Diamond Corporation	3,422	1,159
Other	606	1,139

	$7,737	$7,995

  Riddarhyttan Resources AB

          In 2005, Agnico-Eagle owned 14% stake in Riddarhyttan Resources AB ("Riddarhyttan"), then a public company listed on the Stockholm Stock Exchange in Sweden under the trading symbol "RHYT." Agnico-Eagle accounted for its investment in Riddarhyttan using the equity method of accounting through to October 17, 2005. Although Agnico-Eagle owned less than 20% of Riddarhyttan's common stock through this period, Agnico-Eagle was able to significantly influence Riddarhyttan's operating, investing and financing activities through its representation on Riddarhyttan's Board of Directors.

          As of October 18, 2005, the Company's interest was greater than 50% of the outstanding shares and voting rights of Riddarhyttan. The Company therefore ceased using the equity method of accounting for its investment in Riddarhyttan and commenced consolidating the results of Riddarhyttan (see note 10).

  Contact Diamond Corporation

          As a result of Agnico-Eagle's share of losses in Contact Diamond Corporation ("Contact"), the 2004 opening book value of the investment in Contact was nil, with the excess of equity losses applied to reduce the carrying value of debt owing to Agnico-Eagle. Changes in the loan to Contact from year-to-year were then attributable to the recording of equity losses against the loan and to the difference in foreign exchange rates at the respective year-ends.

          In 2004, as a result of further issuances of stock by Contact, Agnico-Eagle recorded a dilution gain with a resultant increase in the carrying value of its investment in Contact. As Contact is considered a "development stage enterprise," the dilution gain was recorded in contributed surplus for the year.

          As at December 31, 2005, the Company owned 39% (13,814,077 shares) of Contact Diamond, with a market value of $5.9 million. Contact Diamond is a public company listed on the Toronto Stock Exchange under the trading symbol "CO."

          The loan to Contact Diamond is due on demand, unsecured and bears interest at 8% per annum. Agnico-Eagle waived interest on the loan commencing May 13, 2002. During the third quarter of 2006, the Company tendered 13.8 million Contact Diamond shares in conjunction with Stornoway Diamond Corporation's ("Stornoway") offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt by Agnico-Eagle of 4,968,747 Stornoway shares.

          A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact. In addition, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million. As a result of the transaction, equity accounting for the Company's investment in Contact ceased in September 2006. In addition, interest on the loan to Contact commenced as per the original terms of the agreement. The new investment in Stornoway is accounted for based on the cost method and classified as an available-for-sale security.

          Subsequent to year-end, the Company entered into a note assignment agreement on January 26, 2007 with Stornoway. The agreement resulted in Stornoway acquiring the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a price of C$1.25 per share on February 12, 2007.

  Loss on equity accounted investments:

	2006	2005	2004
Riddarhyttan Resources AB	$—	$1,010	$440
Contact Diamond Corporation	663	1,889	1,784

	$663	$2,899	$2,224

3.     PROPERTY, PLANT AND MINE DEVELOPMENT

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Mining properties	$340,308	$17,751	$322,557	$263,661	$15,211	$248,450
Plant and equipment	322,660	104,350	218,310	299,085	93,367	205,718
Mine development costs	251,055	67,986	183,069	225,720	55,484	170,236
Construction in process:
Goldex mine project	80,777	—	80,777	17,900	—	17,900
Kittila mine project	21,982	—	21,982	—	—	—
Lapa mine project	33,164	—	33,164	18,892	—	18,892

	$1,049,946	$190,087	$859,859	$825,258	$164,062	$661,196

  Geographic Information

	Net Book Value 2006	Net Book Value 2005
Canada	$574,949	$468,685
Finland	212,363	190,394
Mexico	70,342	13
U.S.A	2,205	2,104

Total	$859,859	$661,196

          In 2005, Agnico-Eagle capitalized $2.2 million related to the purchase and implementation of an enterprise resource planning system ("ERP"). There were no amounts amortized in 2005.

          In 2006, Agnico-Eagle capitalized $3.1 million of costs and recognized $0.2 million of amortization expense related to the ERP.

4.     LONG-TERM DEBT

  (a)
  Convertible subordinated debentures

            The Company's convertible subordinated debentures (the "Convertible Debentures") bore interest at 4.50% per annum, payable in cash semi-annually. The debentures were convertible into common shares of Agnico-Eagle at the option of the holder, at any time on or prior to maturity, at a rate of 71.429 common shares per $1,000 US dollar principal amount. The debentures were redeemable by Agnico-Eagle, in whole or in part, at any time on or after February 15, 2006 at a redemption price equal to par plus accrued and unpaid interest. The Company had the option to redeem the debentures in cash or by delivering freely tradeable common shares.

            The original principal amount of the Convertible Debentures was $143.8 million. In 2005, there were aggregate conversions of $10.9 million.

            In 2006, interest on the Convertible Debentures of $0.1 million (2005 — $1.8 million) was capitalized for the construction of the Lapa and Goldex properties as well as certain construction programs at the LaRonde mine.

            In late 2003, the Company entered into an interest rate swap whereby fixed rate payments on the Convertible Debentures were swapped for variable rate payments. The notional amount under the swap exactly matched the original $143.8 million face value of the debentures and the swap agreement terminated on February 15, 2006, which was the earliest date that the debentures could be called for redemption. Under the terms of the swap agreement, the Company made interest payments of three-month LIBOR plus a spread of 2.37% and received fixed interest payments of 4.50%, which completely offset the interest payments the Company made on the Convertible Debentures. The three-month LIBOR was also capped at 3.38% such that total variable interest payments would not exceed 5.75%. In 2005, the Company made $0.9 million in swap payments such that net interest on the Convertible Debentures was $6.3 million.

            Between January 1, 2006 and February 15, 2006, holders representing $131.8 million aggregate principal amount converted their debentures into 9,413,189 common shares. On February 15, 2006, the Company redeemed the remaining $1.1 million aggregate principal amount, at par plus accrued interest, by exercising its redemption option and delivering 70,520 freely tradeable common shares.

            Also in 2006, the Company's interest rate swap matured. The Company made net interest payments of $1.4 million under the terms of the swap at maturity such that net interest on the Convertible Debentures in 2006 was $2.1 million.

  (b)
  Revolving credit facility

            In October 2006, the Company executed an amendment with its bank syndicate to increase the limit of its revolving credit facility from $150 million to $300 million, and to extend its term by two years to December 2011. The amended facility can be further extended, at the option of the Company with the consent of the lenders representing 66 2/3% of the aggregate commitments under the facility, for three additional one-year terms to December 2014. The facility is secured by the LaRonde Mine, the Goldex and Lapa mine projects, and a pledge of the shares of 1715495 Ontario Inc. and Agnico-Eagle Sweden AB, the Company's subsidiaries through which it holds its indirect interest in the Kittila mine project. At December 31, 2006, the amended facility was completely undrawn however outstanding letters of credit decreased the amounts available under the facility such that $288 million was available for future drawdowns at December 31, 2006.

            The amended facility limits, among other things, the Company's ability to incur additional indebtedness, pay dividends or make payments in respect of its common shares, make investments or loans, transfer the Company's assets or make expenditures relating to property secured under the credit agreement at that time that are not consistent with the mine plan and operating budget delivered pursuant to the credit facility. Further, the agreement requires the Company to maintain specified financial ratios and meet financial condition covenants.

            For the year ended December 31, 2006, interest expense was $2.9 million (2005 — $7.8 million; 2004 — $8.2 million), of which cash payments were $4.2 million (2005 — $8.3 million; 2004 — $7.0 million). In 2006, cash interest on the facility was nil (2005 — nil; 2004 — nil) and cash standby fees on the facility were $1.3 million (2005 — $1.2 million; 2004 — $1.4 million). In 2006, interest of $0.3 million (2005 — $2.5 million; 2004 — nil) was capitalized to construction in progress. The Company's weighted average interest rate on all of its debt as at December 31, 2006 was nil (2005 — 7.9%; 2004 — 4.9%).

5.     RECLAMATION PROVISION AND OTHER LIABILITIES

          Reclamation provision and other liabilities consist of the following:

	2006	2005
Reclamation and closure costs (note 5(a))	$22,073	$12,569
Pension benefits (note 5(b))	5,384	3,651

	$27,457	$16,220

  (a)
  Reclamation and closure costs

            Under mine closure plans submitted to the Minister of Natural Resources in Quebec, the estimated future reclamation costs for the LaRonde and Bousquet mines are approximately $18.1 million and $3.0 million, respectively. These reclamation estimates are based on current legislation and there can be no assurance that the Minister of Natural Resources will not impose additional reclamation obligations with higher costs. All of the accrued reclamation and closure costs are long-term in nature and thus no portion of these costs have been reclassified to current liabilities. The Company does not currently have assets that are restricted for the purposes of settling these obligations.

            In 2006, each cost item from the actual closure plan estimate was reviewed and updated, if deemed necessary, resulting in current year additions to the asset retirement obligation of $8.7 million.

            The following table reconciles the beginning and ending carrying amounts of the asset retirement obligations.

	2006	2005
Asset retirement obligations, beginning of year	$12,569	$11,560
Current year additions	8,696	—
Current year accretion	825	402
Reclamation payments	—	(145)
Foreign exchange revaluation and other	(17)	752

Asset retirement obligations, end of year	$22,073	$12,569

            The assumptions used at December 31, 2006 for the 2006 calculation of the provision are as follows:

	2006	2005
Cash flows to settle the obligation (undiscounted)	$61,897	$28,435
Timing for settling the obligation	2027	2027
Credit-adjusted risk-free interest rate	6.60%	4.86%

  (b)
  Pension benefits

            Effective July 1, 1997, Agnico-Eagle's defined benefit pension plan for active employees was converted to a defined contribution plan. Employees retired prior to that date remain in the defined benefit pension plan. In addition, Agnico-Eagle provides a non-registered executive supplementary defined benefit plan for certain senior officers. The funded status of Agnico-Eagle's defined benefit employees' pension plan ("Employees Plan") is based on an actuarial valuation as of January 1, 2006 and projected to December 31, 2006. The funded status of the executive supplementary defined benefit plan is based on an actuarial valuation as of July 1, 2006 and projected to December 31, 2006. The components of Agnico-Eagle's net pension plan expense are as follows:

	2006	2005	2004
Service cost — benefits earned during the year	$399	$274	$307
Gain due to settlement	(16)	(124)	(784)
Prior service cost	23	21	20
Interest cost on projected benefit obligation	384	352	488
Return on plan assets	(166)	(157)	(151)
Amortization of net transition asset, past service liability and net experience gains	(22)	(34)	208

Net pension plan expense	$602	$332	$88

            Agnico-Eagle contributes 5% of its Canadian payroll expense to a defined contribution plan. The expense in 2006 was $3.0 million (2005 — $2.2 million; 2004 — $1.8 million).

            Assets of the Employees Plan are comprised of pooled Canadian and U.S. equity funds and pooled bond funds. As of the measurement date, the plan's assets are allocated 58% to equity securities and 42% to fixed income securities. The Employees Plan is relatively mature with a substantial portion of the projected benefit obligation liability attributable to pensioners and there are no contributions being made to the plan. Since benefit payments are completely funded from plan assets and investment returns, the plan assets are managed to achieve a moderate degree of risk in terms of short-term variability of returns. The major categories of plan assets along with minimum, maximum and target allocations are presented below:

	Minimum	Maximum	Target
Cash and short-term investments	0%	35%	5%
Fixed income securities	25%	75%	35%
Equity securities	25%	65%	60%
Real estate	0%	10%	0%

            Fixed income securities must meet quality constraints in the form of minimum investment ratings. Equity securities also have quality constraints in the form of maximum allocations to any one security and maximum exposure to any one industry group. The accumulated benefit obligation for the Employees Plan was equal to the projected benefit obligation in 2005 and 2004 and no amount was included for these years in accumulated other comprehensive income (loss) for this plan.

            As of December 31, 2006, the Company adopted the provisions of FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("FAS 158"). FAS 158 required employers that sponsor one or more defined benefit plans to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize the gains or losses and prior service costs or credits that arise during the period as a component of other comprehensive income, net of tax, (iii) measure the defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position, and (iv) disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The impact of adopting FAS 158 on the Consolidated Balance Sheets was as follows:

	Before Application of FAS 158	Adjustment	After Application of FAS 158
Reclamation provision and other liabilities	$26,051	$1,406	$27,457
Deferred income tax liability	$170,087	$(396)	$169,691
Accumulated other comprehensive loss	$(16,989)	$(1,010)	$(17,999)
Total stockholders' equity	$1,253,415	$(1,010)	$1,252,405

            Assets for the executives' retirement plan ("Executives Plan") consist of deposits on hand with regulatory authorities which are refundable when benefit payments are made or on the ultimate wind-up of the plan. The accumulated benefit obligation for this plan at December 31, 2006 was $5.4 million (2005 — $4.5 million). At the end of 2006, the remaining unamortized net transition obligation was $1.2 million (2005 — $1.3 million) for the Executives Plan and the net transition asset was $0.4 million (2005 — $0.6 million) for the Employees Plan.

            The following table provides the net amounts recognized in the consolidated balance sheets as of December 31:

	Pension Benefits 2006		Pension Benefits 2005
	Employees	Executives	Employees	Executives
Intangible liability (asset)	$(363)	—	$(132)	—
Accrued employee benefit liability	—	$4,071	—	$3,651
Accumulated other comprehensive income (loss):
Initial transition obligation (asset)	(372)	1,162	—	—
Past service liability	—	177	—	—
Net experience (gains) losses	466	(27)	—	—

Net liability (asset)	$(269)	$5,383	$(132)	$3,651

            The following table provides the components of the expected recognition in 2007 of amounts in accumulated other comprehensive loss:

	Employees	Executives
Initial transition obligation (asset)	$(186)	$145
Past service liability	—	22
Net experience (gains) losses	20	(16)

	$(166)	$151

            The funded status of the Employees and the Executives Plans for 2006 and 2005 are as follows:

	2006		2005
	Employees	Executives	Employees	Executives
Reconciliation of the market value of plan assets
Fair value of plan assets, beginning of year	$2,243	$747	$2,196	$662
Agnico-Eagle's contribution	—	153	—	129
Actual return on plan assets	272	—	138	—
Benefit payments	(172)	(153)	(161)	(129)
Other	—	153	—	85
Divestitures	—	—	—	(23)
Effect of exchange rate changes	(2)	(3)	70	23

Fair value of plan assets, end of year	$2,341	$897	$2,243	$747

Reconciliation of projected benefit obligation
Projected benefit obligation, beginning of year	$2,013	$5,237	$1,858	$3,920
Service costs	—	399	—	274
Interest costs	99	285	106	246
Actuarial losses (gains)	133	641	146	860
Benefit payments	(172)	(256)	(161)	(234)
Effect of exchange rate changes	(1)	(26)	64	171

Projected benefit obligation, end of year	$2,072	$6,280	$2,013	$5,237

Excess (deficiency) of plan assets over projected benefit obligation	$269	$(5,383)	$230	$(4,490)

Comprised of:
Unamortized transition asset (liability)	$372	$(1,162)	$558	$(1,307)
Unamortized net experience gain (loss)	(466)	(150)	(460)	468
Accrued assets (liabilities)	363	(4,071)	132	(3,651)

	$269	$(5,383)	$230	$(4,490)

Weighted average discount rate(i)	5.00%	5.00%	5.00%	5.00%
Weighted average expected long-term rate of return	7.50% (ii)	n.a.	7.50% (ii)	n.a.
Weighted average rate of compensation increase	n.a.	3.00%	n.a.	3.00%
Estimated average remaining service life for the plan (in years)	13.0	8.0 (iii)	12.0	9.0 (iii)

    Notes:

    (i)
    Discount rates used for the Executives Plan are after-tax rates.

    (ii)
    Long-term rates of return were determined using, as a basis, rates for high quality debt instruments adjusted for historical rates of return actually achieved.

    (iii)
    Estimated average remaining service life for the Executives Plan was developed for individual senior officers.

    The estimated benefits to be paid from each plan in the next ten years are presented below:

	Employees	Executives	Total
2007	$180	$103	$283
2008	$177	$103	$280
2009	$175	$103	$278
2010	$172	$103	$275
2011	$169	$103	$272
2012 – 2016	$804	$1,929	$2,733

6.     SHAREHOLDERS' EQUITY

  (a)
  Common shares

            The Company's Shareholder Rights Plan expired in May 2005. Prior to that time, under the Shareholder Rights Plan, each shareholder, in the event of certain takeover bids or other change-in-control transactions involving the acquisition of 20% or more of Agnico-Eagle's outstanding voting shares, had the right to purchase from Agnico-Eagle for an exercise price of C$80.00 that number of shares of Agnico-Eagle having an aggregate market price equal to twice the exercise price.

            The Company has reserved for issuance 6,896,000 common shares in the event that the warrants are exercised and converted into common shares. In February 2006, the Convertible Debentures were redeemed in full (see note 4(a)) and there are no longer shares reserved for future issuances related to the Convertible Debentures.

            In 2006, the Company declared dividends on its common shares of $0.12 per share (2005 — $0.03 per share; 2004 — $0.03 per share). Under the terms of the Company's amended credit facility, the Company's dividend payments are restricted to an aggregate of $40 million per year.

  (b)
  Flow-through share private placements

            In 2006, Agnico-Eagle issued 1,226,000 (2005 — 500,000; 2004 — 1,000,000) common shares under flow-through share private placements for total proceeds of $35.3 million (2005 — $8.3 million; 2004 — $17.5 million), net of share issue costs. The 2006 shares were issued at a 12% premium to the prevailing market price. The premium was allocated to income and mining tax recovery as discussed in the following paragraph. Agnico-Eagle has agreed to use such proceeds for the purpose of incurring Canadian exploration expenditures in connection with its 2007 and 2008 exploration activities. Effective December 31, 2006, the Company renounced to its investors C$40.2 million (2005 — C$10.0 million; 2004 — C$23.0 million) of such expenses for income tax purposes. To comply with the flow-through share agreement, the Company must incur C$nil (2005 — C$nil; 2004 — C$9.8 million) of exploration expenditures in 2007 related to the expenditures renounced in 2006.

            The difference between the flow-through share issuance price and the market price of Agnico-Eagle's stock at the time of purchase is recorded as a liability at the time the flow-through shares are issued. This liability is extinguished at the time the exploration expenditures are renounced to investors. The difference between the flow-through share issuance price and market price reduces the future tax expense charged to income as this difference represents proceeds received by the Company for the sale of future tax deductions to investors in the flow-through shares.

  (c)
  Public offering

            In 2002, Agnico-Eagle issued 6,900,000 warrants. Each whole warrant entitles the holder to purchase one common share at a price of $19.00, subject to certain adjustments summarized in the prospectus relating to the issuance of the Warrants. Warrants are exercisable at any time prior to November 14, 2007, after which time the warrants will expire and be of no value. The Company will inform warrant holders, through a press release, of pending expiry at least 90 days prior to the expiry date.

            During the year, 4,000 warrants were exercised (2005 — nil). If all outstanding warrants are exercised, the Company would issue an additional 6,896,000 common shares.

            In addition, during 2006 the Company closed a public offering of 8,455,000 common shares (2005 — nil), for total proceeds of $238.0 million net of share issue costs.

  (d)
  Accumulated other comprehensive income (loss)

            The opening balance of the cumulative translation adjustment in accumulated other comprehensive income (loss) in 2005 and 2006 of $(15.9) million resulted from Agnico-Eagle adopting the US dollar as its principal currency of measurement. Prior to this change, the Canadian dollar had been used as the reporting currency. Prior periods' consolidated financial statements were translated into US dollars by the current rate method using the year end or the annual average exchange rate where appropriate. This translation approach was applied from January 1, 1994. This translation gave rise to a deficit in the cumulative translation adjustment account within accumulated other comprehensive income (loss) as at December 31, 2006 and 2005.

            Effective January 1, 2001, the Company prospectively adopted the new accounting recommendations made under FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. Upon the adoption of FAS 133, the Company recorded a cumulative translation adjustment to accumulated other comprehensive income (loss) of $2.8 million. The Company has designated its gold put contracts and certain foreign exchange derivative contracts as cash flow hedges and, as such, unrealized gains and losses on these contracts are recorded in accumulated other comprehensive income (loss).

            The following table presents the components of accumulated other comprehensive income (loss), net of related tax effects:

	2006	2005
Cumulative translation adjustment from adopting US dollar as principal reporting currency	$(15,907)	$(15,907)
Unrealized gain on available-for-sale securities	870	12,309
Unrealized gain on foreign exchange derivative contracts	—	4,134
Unrealized loss on gold put option contracts	(1,653)	(3,620)
Cumulative translation adjustments	(299)	(299)
Unrealized loss on pension liability upon application of FASB Statement No. 158	(1,406)	—
Tax effect of other comprehensive income items	396	(1,241)

	$(17,999)	$3,323

            In 2006, a $2.0 million (2005 — $2.3 million) loss was reclassified from accumulated other comprehensive income (loss) to income to reflect the amortization of gold put option contract premiums for contracts originally scheduled to mature in 2006. Also in 2006, a $16.6 million gain (2005 — $0.1 million gain) was reclassified from accumulated other comprehensive income (loss) to income to reflect the realization of gains on available-for-sale securities due to the disposition of those securities.

  (e)
  Net income per share

            The following table provides the weighted average number of common shares used in the calculation of basic and diluted income per share:

	2006	2005	2004
Weighted average number of common shares outstanding — basic	115,461,046	89,029,754	85,157,476
Add: Dilutive impact of employee stock options	786,358	483,045	414,555
Dilutive impact of warrants	2,862,891	—	—

Weighted average number of common shares outstanding — diluted	119,110,295	89,512,799	85,572,031

            The calculation of diluted income per share has been computed using the treasury stock method. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted income per share as the effect is anti-dilutive.

            In 2005 and 2004, the Convertible Debentures and warrants were anti-dilutive and thus were not included in the calculation of diluted income per share.

7.     STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

            The Company's ESOP provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Under this plan, options are granted at the fair market value of the underlying shares on the date of grant. The number of shares subject to option for any one person may not exceed 5% of the Company's common shares issued and outstanding at the date of grant.

            Up to May 31, 2001, the number of common shares reserved for issuance under the ESOP was 6,000,000 and options granted under the ESOP had a maximum term of ten years. On April 24, 2001, the Compensation Committee of the Board of Directors adopted a policy pursuant to which options granted after that date shall have a maximum term of five years. In 2001, the shareholders approved a resolution to increase the number of common shares reserved for issuance under the ESOP by 2,000,000 to 8,000,000. In 2004 and 2006, the shareholders approved a further 2,000,000 and 3,000,000 common shares for issuance under the ESOP, respectively.

            Of the 1,232,000 options granted under the ESOP in 2006, 308,000 options granted vest immediately and expire in the year 2011. The remaining options expire in 2011 and vest in equal installments, on each anniversary date of the grant, over a three-year term. Of the 982,000 options granted under the ESOP in 2005, 245,500 options granted vested immediately and expire in the year

    2010. The remaining options expire in 2010 and vest in equal installments, on each anniversary date of the grant, over a three-year term. Of the 537,250 options granted under the ESOP in 2004, 134,313 options granted vested immediately and expire in the year 2009. The remaining options expire in 2009 and vest in equal installments, on each anniversary date of the grant, over a three-year term.

            The following summary sets out the activity with respect to Agnico-Eagle's outstanding stock options:

	2006			2005			2004
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Outstanding, beginning of year	3,071,625	C$	15.78	2,383,150	C$	15.16	2,845,150	C$	14.85
Granted	1,232,000		24.52	982,000		16.61	537,250		16.71
Exercised	(1,805,085)		16.49	(214,725)		12.44	(391,525)		11.01
Cancelled	(19,750)		19.28	(78,800)		16.33	(607,725)		17.76

Outstanding, end of year	2,478,790	C$	19.55	3,071,625	C$	15.78	2,383,150	C$	15.16

Options exercisable at end of year	1,137,103			2,257,250			1,983,963

            The weighted average grant-date fair value of options granted in 2006 was C$8.17 (2005 — C$4.17; 2004 — C$4.35). The following table summarizes information about Agnico-Eagle's stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
C$6.55 – C$9.20	14,200	1.7 years	C$7.70	14,200	C$7.70
C$10.20 – C$15.43	274,600	3.0 years	C$10.84	265,600	C$10.71
C$15.60 – C$19.94	1,073,240	2.8 years	C$16.70	649,053	C$16.80
C$21.72 – C$25.60	883,750	3.9 years	C$23.02	157,500	C$23.02
C$27.71 – C$31.70	233,000	4.3 years	C$30.49	50,750	C$30.33

C$6.55 – C$31.70	2,478,790	3.3 years	C$19.55	1,137,103	C$16.73

            The Company has reserved for issuance 2,478,790 common shares in the event that these options are exercised.

            The number of un-optioned shares available for granting of options as at December 31, 2006, 2005 and 2004 was 4,212,250, 1,943,285 and 2,846,485, respectively.

            Agnico-Eagle estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	3.91%	3.1%	3.0%
Expected life of options (in years)	2.5	2.5	2.5
Expected volatility of Agnico-Eagle's share price	48.7%	35.6%	38.5%
Expected dividend yield	0.12%	0.24%	0.24%

            The total compensation cost for the ESOP recognized in the consolidated statements of income (loss) for the current year was $5.2 million (2005 — $2.4 million; 2004 — $0.5 million).

  (b)
  Incentive Share Purchase Plan

            On June 26, 1997, the shareholders approved an Incentive Share Purchase Plan (the "Purchase Plan") to encourage directors, officers and employees ("Participants") to purchase Agnico-Eagle's common shares at market values.

            Under the Purchase Plan, eligible employees may contribute up to 10% of their basic annual salaries and directors may contribute up to 100% of their annual board and committee retainer fees. For both employees and directors, Agnico-Eagle contributes an amount equal to 50% of each Participant's contribution.

            In 2006, 146,249 common shares were issued under the Purchase Plan (2005 — 245,494; 2004 — 198,387) for proceeds of $4.7 million (2005 — $3.6 million; 2004 — $2.8 million). In June 2002, shareholders approved an increase in the maximum amount of shares reserved for issuance under the Purchase Plan to 2,500,000 from 1,000,000. Agnico-Eagle has reserved for issuance 759,529 common shares (2005 — 905,778; 2004 — 1,151,272) under the Purchase Plan.

8.     FUTURE INCOME AND MINING TAXES

          Income and mining taxes recovery is made up of the following components:

	2006	2005	2004
Current provision
Provincial mining duties	$20,266	$—	$(5,233)

Future provision
Canadian Federal and provincial income taxes	69,645	(13,323)	(13,950)
Provincial mining duties	11,522	10,546	16,288
Foreign income taxes	(2,127)	—	—
	79,040	(2,777)	2,338

	$99,306	$(2,777)	$(2,895)

          Mining duties are assessed at the rate of 12% on income from mining operations. Income from mining operations is calculated as revenue from mined metals less production costs directly attributable to mining. Income from mining operations is reduced by depreciation allowances on mine construction and development as well as certain exploration costs. The mining duties are paid to the government agency which grants the mining lease and/or mining concession required in order to extract ore in the particular jurisdiction.

          Cash income and mining taxes paid in 2006 were $1.4 million (2005 — $6.2 million recovery; 2004 — $0.2 million recovery).

          The income and mining taxes recovery is different from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2006	2005	2004
Combined federal and composite provincial tax rates	34.6%	34.8%	36.9%
Increase (decrease) in taxes resulting from:
Provincial mining duties	12.3	19.2	23.7
Resource allowances	(3.5)	(17.8)	(12.1)
Impact of foreign tax rates	1.1	—	—
Permanent and other differences	0.8	0.8	(7.0)
Utilization of temporary differences for which no benefit was previously recognized	—	(10.4)	(11.6)
Utilization of losses for which no benefit was previously recognized	(4.5)	(34.5)	(36.2)
Effect of changes in Canadian income tax legislation	(2.7)	—	—

Actual rate as a percentage of pre-tax income	38.1%	(7.9)%	(6.3)%

          Agnico-Eagle has approximately C$253 million of cumulative Canadian exploration and development expenses and C$380 million of unamortized capital pools available indefinitely to reduce future years' taxable income.

          As at December 31, 2006 and 2005, Agnico-Eagle's future income and mining tax assets and liabilities are as follows:

	2006		2005
	Assets	Liabilities	Assets	Liabilities
Non-current:
Income taxes:
Plant and equipment	$3,374	$—	$22,896	$—
Mine development costs	—	29,787	18,670	—
Mining properties	—	61,006	—	52,500
Net operating and capital loss carryforwards	16,029	—	15,168	—
Unrealized foreign exchange gain on convertible subordinated debentures	—	—	(5,149)	—
Mining duties	15,867	—	15,068	—
Reclamation provisions	6,298	—	3,773	—
Other	916	—	2,503	—
Valuation allowance	(11,425)	—	(9,386)	—

Total non-current	$31,059	$90,793	$63,543	$52,500

Mining duties:
Plant and equipment	$244	$37,385	$488	$31,743
Mine development costs	191	43,949	382	37,857
Other	—	(2,436)	—	(1,918)
Valuation allowance	(435)	—	(870)	—

Total non-current	$—	$78,898	$—	$67,682

Non-current future income and mining tax assets and liabilities	$31,059	$169,691	$63,543	$120,182

          All of Agnico-Eagle's future income tax assets and liabilities are denominated in local currency based on the jurisdiction in which the Company pays taxes and are translated into US dollars using the exchange rate in effect at the consolidated balance sheets date. The increase in the gross amounts of the future tax assets and liabilities was impacted by the weaker US dollar in relation to the Canadian dollar throughout 2006. At December 31, 2006, asset and liability amounts were translated into US dollars at an exchange rate of C$1.1652 per $1.00 whereas at December 31, 2005, asset and liability amounts were translated at an exchange rate of C$1.1656 per $1.00. A future income tax liability was also recorded on the acquisition of Riddarhyttan (see note 10). At January 1, 2006, the valuation allowance, a reserve against future income tax assets recorded in the accounts, was $9.4 million (2005 — $17.7 million). In 2006, the valuation allowance increased by $2.0 million (2004 — $8.3 million) due to capital loss carry forwards and net operating losses in foreign jurisdictions whose realization is currently uncertain.

          The Company operates in different jurisdictions and accordingly it is subject to income and other taxes under the various tax regimes in the countries in which it operates. The tax rules and regulations in many countries are highly complex and subject to interpretation. The Company may be subject in the future to a review of its historic income and other tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations to the Company's business conducted within the country involved. The Company has not accrued any taxes associated with any such reviews of its income tax filing as no such losses are considered to be probable.

9.     FINANCIAL INSTRUMENTS

          Agnico-Eagle enters into financial instruments with a number of financial institutions in order to hedge underlying revenue, cost and fair value exposures arising from commodity prices, interest rates and foreign currency exchange rates. Financial instruments which subject Agnico-Eagle to market risk and concentration of credit risk consist primarily of cash and short-term investments and derivative contracts for currencies, interest rates and precious and base metals. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

          Agnico-Eagle's risk management policy attempts to mitigate the risks associated with fluctuating metal prices and foreign exchange rates. Agnico-Eagle uses over-the-counter put and call option metals and foreign exchange contracts to hedge its net revenues from mining operations and costs of production, respectively. These instruments are straightforward contracts and involve limited complexity. Agnico-Eagle is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and metal option contracts. Agnico-Eagle does not obtain any security to support financial instruments subject to credit risk, but mitigates the risk by dealing with a diverse group of creditworthy counterparties and, accordingly, does not anticipate loss for non-performance. The Company continually monitors the market risk of its hedging activities.

  Gold put option contracts

          Agnico-Eagle's portfolio of gold put option contracts was entered into to establish a minimum price which the Company will receive from the sale of its gold production. The contracts expire monthly based on planned production volumes. These instruments have been designated as hedges under the criteria established by FAS 133 and FAS 138 on accounting for derivative financial instruments and hedging. At December 31, 2001, these option contracts did not qualify as a designated hedge under FAS 133. Accordingly, changes in fair value were recognized as part of the Company's net loss. On January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements of FAS 133. As a result, these option contracts have qualified for hedge accounting and from 2002 through 2006, changes in the fair value of these option contracts were recognized as part of other comprehensive income (loss).

          Gains and losses on gold put option contracts are reclassified from accumulated other comprehensive income (loss) to income in the same period the forecasted transaction affects income. Although the gold put option contracts were liquidated in 2005, the accumulated loss on these contracts will remain in accumulated other comprehensive income (loss) and will be reclassified to income based on the original maturities of these contracts. In 2007, the Company expects to reclassify a loss of $1.7 million relating to its gold put option contracts to income.

  Silver and base metal option contracts

          In January 2005, the Company purchased silver put options with a strike price of $7.00 per ounce and also sold copper call options with a strike price of $3,310 per tonne. The Company sold forward zinc production at a weighted average price of $1,263 per tonne and entered into a zero-cost collar to set a minimum zinc price of $1,215. While setting a minimum price, the zero-cost collar strategy also limits participation to zinc prices above $1,480. In December 2005, the entire 2006 zinc collar position was collapsed at a cost of $3.5 million. These contracts did not qualify for hedge accounting under FAS 133.

  Foreign exchange, metals, and interest rate hedging program

          Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde Mine and the Goldex and Lapa mine projects, have Canadian dollar requirements for capital, operating and exploration expenditures. Agnico-Eagle entered into a series of put and call option contracts to hedge a monthly sum of Canadian dollar expenditures based on forecasted Canadian dollar requirements. Due to the nature and structure of the Company's foreign currency hedge contracts, the Company did not record amounts for ineffectiveness in income. The Company's written put options do not qualify for hedge accounting and thus were not designated as hedging instruments. As such, changes in fair value for these instruments were recorded in net income. These instruments were entered into to set a range for the US dollar, along with the zero-cost collar of purchased put options and written call options.

          In December 2005, the Company's entire foreign exchange derivative position was collapsed generating cash flow of $4.1 million. As a result of this transaction, Agnico-Eagle had no foreign exchange derivative positions at December 31, 2005. In 2006 however, the Company reclassified a gain of $4.1 million relating to its foreign exchange derivative contracts to income. As at December 31, 2006 the remaining balance in accumulated other comprehensive income was $nil.

          At December 31, 2006, the aggregate unrealized loss of the net market value of Agnico-Eagle's metals derivative position amounted to $nil (2005 — $8.3 million). The Company's unrealized gain on its foreign exchange hedge position at December 31, 2006 was $nil (2005 — $nil). Since the Company uses only over-the-counter instruments, the fair value of individual hedging instruments is based on readily available market values. As at December 31, 2006, there were no metal or foreign exchange derivative positions.

          The following table shows the changes in the fair values of derivative instruments recorded in the consolidated financial statements. The fair values of recorded derivative related assets and liabilities reflect the netting of the fair values of individual derivative financial instruments. Other required derivative disclosures can be found in note 6(d), "Accumulated other comprehensive income (loss)", and information regarding the Company's interest rate derivatives can be found in note 4(a), "Convertible subordinated debentures".

	Interest Rate		Metals		Foreign Exchange
	2006	2005	2006	2005	2006	2005
Fair value, beginning of year	$(1,364)	$(1,876)	$(8,335)	$30	$—	$4,535
Financial instruments entered into or settled	1,364	—	8,335	7,031	—	(4,535)
Changes in fair value	—	512	—	(15,396)	—	—

Fair value, end of year	$—	$(1,364)	$—	$(8,335)	$—	$—

          Agnico-Eagle's exposure to interest rate risk at December 31, 2006 relates to its short-term investments and cash equivalents of $459 million (2005 — $121 million). The Company's short-term investments and cash equivalents have a fixed weighted average interest rate of 4.89% (2005 — 3.79%) for a period of 16 days (2005 — 14 days).

          In addition, Agnico-Eagle has outstanding letters of credit amounting to C$13.6 million relating to the Executives Plan and reclamation obligations (2005 — C$13.3 million) for which fees were 2.25% per annum.

          The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at December 31, 2006. The fair value of Agnico-Eagle's Convertible Debentures as at December 31, 2005 was $187.4 million.

10.   ACQUISITION

  (a)
  Riddarhyttan Resources AB

            Riddarhyttan was a precious and base metals exploration and development company with a focus on the Nordic region of Europe. Riddarhyttan was the 100% owner of the Suurikuusikko gold deposit in Finland on which the Kittila mine project is located. In the second quarter of 2004, the Company acquired a 13.8% ownership interest in Riddarhyttan. In connection with this acquisition, two representatives of the Company were elected to Riddarhyttan's Board of Directors. Through the subscription for shares in Riddarhyttan's rights issue in December 2004, the Company increased its ownership level to approximately 14%.

            On November 14, 2005, the Company completed its tender offer for all the shares of Riddarhyttan. As of December 31, 2005, the Company owned an aggregate of 102,880,951 shares, or approximately 97.3% of the outstanding shares and voting rights of Riddarhyttan. In 2006, the Company completed the acquisition of the remaining 2.7% of the Riddarhyttan shares that it did not already own under the compulsory acquisition procedures under Swedish law by obtaining advanced possession of these shares in the second half of 2006. Advance possession means that the Company is entitled to be registered as owner of these shares and thereby entitled to exercise all rights relating to these shares that vest in a shareholder.

            The results of operations of Riddarhyttan are included in the consolidated statements of income from the date of the share issuances detailed below.

            The purchase price, before transaction costs, amounted to $120.8 million which was paid through the issuance of 10,023,882 shares of the Company:

Shares Issued
Total Issuance of the Company's Shares for Riddarhyttan Acquisition:
October 18, 2005	9,104,542
October 26, 2005	666,905
November 14, 2005	252,435

Total shares issued	10,023,882

            The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$120,788
Balance of equity investment	11,123
Transaction costs	7,725

Total purchase price to allocate	$139,636

Fair Value of Assets Acquired:
Suurrikuusikko property	$187,500
Net future tax liability	(50,738)
Iso-Kuotco property	2,252
Oijarvi property	587
Other	35

Total fair value of assets acquired	$139,636

            Pro forma results of operations for Agnico-Eagle assuming the acquisition of Riddarhyttan described above had occurred as of January 1, 2004 are shown below. On a pro forma basis, there would have been no effect on Agnico-Eagle's consolidated revenues. In 2006, Riddarhyttan was a consolidated entity:

	Unaudited
	2005	2004
Pro forma net income	$32,795	$46,297
Pro forma income per share — basic and diluted	$0.34	$0.49
  (b)
  Pinos Altos Project

            In March 2005, the Company entered into an agreement with Industrias Penoles S.A. de C.V. ("Penoles") to acquire the Pinos Altos project in Chihuahua, Mexico. The Pinos Altos project is located in the Sierra Madre gold belt, 225 kilometres west of the city of Chihuahua.

            Under the terms of the agreement, Agnico-Eagle had the option to purchase the Pinos Altos project for cash and share consideration. In March 2006, Agnico-Eagle paid Penoles $32.5 million in cash and issued 2,063,635 common shares to Penoles to obtain 100% ownership of the Pinos Altos project. In addition, the Company incurred $0.2 million in transaction costs associated with the property acquisition.

            The allocation of the total purchase price to the fair values of assets acquired is set forth in the table below:

Total Purchase Price:
Purchase price	$66,809
Transaction costs	167

Total purchase price to allocate	$66,976

Fair Value of Assets Acquired:
Pinos Altos mining property	$66,976

11.   OTHER FINANCIAL INFORMATION

	2006	2005
Trade payables	$28,243	$31,497
Wages payable	3,450	4,759
Accrued liabilities	10,845	1,537

	$42,538	$37,793

12.   RELATED PARTY TRANSACTIONS

          As at December 31, 2006, the total indebtedness of Contact to the Company was $3.5 million (2005 — $3.4 million) including accrued interest to December 31, 2006 of $0.1 million (2005 — nil).

          Contact was a consolidated entity of the Company for the year ended December 31, 2002. As of August 2003, the Company ceased consolidating Contact as the Company's investment no longer represented a "controlling financial interest".

          The loan was originally advanced for the purpose of funding ongoing exploration and operating activities. The loan is repayable on demand with a rate of interest on the loan of 8% per annum. The Company, however, waived the interest on this loan commencing May 13, 2002.

          In 2006, the Company tendered its 13.8 million Contact shares in conjunction with Stornoway's offer to acquire all of the outstanding shares of Contact. Under the terms of the offer, each share of Contact was exchanged for 0.36 of a Stornoway share resulting in the receipt by the Company of 4,968,747 Stornoway shares.

          A $4.4 million gain on the exchange of shares was recognized and a gain of $2.9 million was recognized on the write-up of the loan to Contact during the quarter. In addition, Agnico-Eagle subscribed to a private placement of subscription receipts by Stornoway for a total cost of $19.8 million.

          Subsequent to year-end, the Company entered into a note assignment agreement on January 26, 2007 with Stornoway. The agreement resulted in Stornoway acquiring the debt in full by way of assignment of the note in consideration for the issuance to the Company of 3,207,861 common shares of Stornoway at a deemed value of C$1.25 per share on February 12, 2007.

          In addition, subsequent to year-end the Company purchased from Stornoway C$5 million in unsecured Series A Convertible Debentures and C$5 million in unsecured Series B Convertible Debentures. Both series of debentures mature two years after their date of issue and interest is payable under the debentures quarterly at 12% per annum. At the option of Stornoway, interest payments may be paid in cash or in shares of Stornoway. On the maturity date, the principal amount of the Series A Debentures may be repaid in cash or shares at Stornoway's election and the Series B Debentures must be repaid in cash or shares at the Company's election.

13.   SUBSEQUENT EVENTS

          On February 14, 2007, the Company and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition"), a wholly-owned subsidiary of the Company, signed an agreement with Cumberland Resources Ltd. ("Cumberland") under which the Company and Agnico Acquisition agreed to make an exchange offer for all of the outstanding common shares of Cumberland not already owned by the Company. The Company currently owns 2,037,000 or 2.6% of the outstanding shares of Cumberland on a fully diluted basis.

          Under the terms of the offer, each Cumberland share will be exchanged for 0.185 common share of Agnico-Eagle. The agreement values Cumberland at approximately C$710 million based on 80.0 million fully diluted common shares outstanding and the closing price on February 13, 2007. Cumberland owns 100% of the Meadowbank gold project, located in Nunavut, Canada.

          On March 12, 2007, the formal offer and take-over documentation were mailed to the shareholders of Cumberland. The offer will be open for acceptance until April 26, 2007, unless further extended. The offer will be subject to certain conditions of completion including: absence of material adverse changes; acceptance of the offer by Cumberland's shareholders owning not less than two-thirds of the Cumberland common shares on a fully diluted basis; and the absence of an event that materially affects the financial markets. If the two-thirds acceptance level is met, Agnico-Eagle intends to take steps to acquire all outstanding Cumberland common shares.

          Under certain circumstances, if the transaction does not proceed to completion, Agnico-Eagle will be entitled to receive a fee of C$21 million, or approximately 3% of the implied transaction value.

          In February 2007, the Company entered into a series of gold derivative transactions in connection with the take-over bid for Cumberland. Prior to announcement of the take-over bid by Agnico, Cumberland secured a gold loan facility for up to 420,000 ounces. As part of the condition of the gold loan, Cumberland entered into a series of derivative transactions to secure a minimum monetized value for the gold that was expected to be received under the gold loan. Cumberland entered into a zero-cost collar whereby a gold put option was bought with a strike price of C$605 per ounce. The cost of the put option was financed by the sale of a gold call option with a strike price of $800 per ounce. Both of Cumberland's derivative positions are for 420,000 ounces of gold and mature on September 20, 2007, the expected drawdown date of the loan. As Agnico-Eagle's philosophy is to not sell forward gold production, Agnico-Eagle entered into a series of transactions to neutralize Cumberland's derivative position. Accordingly, Agnico-Eagle purchased call options and sold put options with the exact same size, strike price and maturity as Cumberland's derivative position for $15.9 million.

ITEM 19.    EXHIBITS

        Exhibits and Exhibit Index.    The following Exhibits are filed as part of this Annual Report and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description
1.01	By-laws of the Registrant, as amended, and Articles of Amalgamation of the Registrant (incorporated by reference to Exhibit 99F to the Registrant's Annual Report on Form 20-F (File No. 001-13422) for the fiscal year ended December 31, 2003, as filed with the SEC on May 18, 2004).	*
4.01	Third Amended and Restated Credit Agreement dated October 17, 2006.	*
4.02	Consent and Amendment No. 1 to Third Amended and Restated Credit Agreement dated as of November 1, 2006.	*
4.03	Form of Trust Indenture (incorporated by reference to Exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100902) filed with the SEC on November 8, 2002).	*
4.04	Form of Warrant Indenture (incorporated by reference to Exhibit 7.1 to the Registrant's Registration Statement on Form F-10/A (File No. 333-100850) filed with the SEC on November 6, 2002).	*
4.05	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8) (File No. 333-130339), filed with the SEC on December 15, 2005).**	*
4.06	Amended and Restated Incentive Share Purchase Plan (incorporated by reference to Exhibit 99.2 to the Registrant's Registration Statement on Form S-8) (File No. 333-130339), filed with the SEC on December 15, 2005).**	*
4.07	Support Agreement, dated February 14, 2007 between the Registrant and Cumberland Resources Ltd. (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form F-10) (File No. 333-141229), as filed with the SEC on March 12, 2007).	*
4.08	Lock-Up Agreement, dated February 14, 2007, among Agnico-Eagle, Agnico-Eagle Acquisition, Kerry M. Curtis, J. Michael Kenyon, Abraham Aronowicz, Richard Colterjohn, Walter Segsworth, Jonathan A. Rubenstein, Glen D. Dickson, Michael Carroll, Brad G. Thiele, E.R. (Ted) Rutherglen and Craig Goodings (incorporated by reference to Exhibit 2.2 to the Registrant's Registration Statement on Form F-10) (File No. 333-141229), filed with the SEC on March 12, 2007.	*
8.01	List of subsidiaries of the Registrant.	*
11.01	Code of Ethics (incorporated by reference to Exhibit 2 to the Registrant's Form 6-K filed December 13, 2005).	*
12.01	Certification Pursuant to Section 302 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)(Sean Boyd).	*
12.02	Certification Pursuant to Section 302 Of The Sarbanes-Oxley Act Of 2002 (Subsections (A) And (B) Of Section 1350, Chapter 63 Of Title 18, United States Code)(David Garofalo).	*
13.01	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Sean Boyd).***	*
13.02	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (David Garofalo).***	*
15.01	Consent of Independent Registered Public Accounting Firm	*

15.02	Audit Committee Charter (incorporated by reference to Exhibit 15.04 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2005) (File No. 1-13422), filed with the SEC on March 27, 2006).	*

*
Such exhibits and other information filed by the Company with the SEC are available to shareholders upon request at the SEC's public reference section or may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC located at 110 F Street, N.E., Room 1580, Washington, D.C. 20549, U.S.A.

**
Management contracts or arrangements

***
Pursuant to the SEC Release No. 33-8212, this certification will be treated as "accompanying" this Annual Report on Form 20-F and not "filed" as part of such report for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act, and this certification will not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AGNICO-EAGLE MINES LIMITED
Toronto, Canada March 23, 2007	By:	/s/ DAVID GAROFALO David Garofalo Senior Vice President, Finance and Chief Financial Officer

SHAREHOLDER INFORMATION Concept and Design: THE WORKS worksdesign.com Printing: Merrill Corporation Canada OFFICERS Sean Boyd Vice-Chairman and Chief Executive Of.cer Eberhard Scherkus President and Chief Operating Of.cer Donald G. Allan Senior Vice-President, Corporate Development Alain Blackburn Senior Vice-President, Exploration David Garofalo Senior Vice-President, Finance and Chief Financial Of.cer R. Gregory Laing General Counsel, Senior Vice-President, Legal and Corporate Secretary Patrice Gilbert Vice-President, Human Resources Louise Grondin Vice-President, Environment Ingmar E. Haga Vice-President, Europe Tim Haldane Vice-President, Latin America Marc Legault Vice-President, Project Development Daniel Racine Vice-President, Operations Jean Robitaille Vice-President, Metallurgy and Marketing David Smith Vice-President, Investor Relations CORPORATE HEAD OFFICE Agnico-Eagle Mines Limited 145 King Street East, Suite 500 Toronto, Ontario Canada M5C 2Y7 Phone: (416) 947-1212 WEBSITE www.agnico-eagle.com AUDITORS Ernst & Young LLP Chartered Accountants SOLICITORS Davies Ward Philips & Vineberg LLP (Canada) Brown Rudnick Berlack Israels LLP (U.S.A.) LISTINGS The New York Stock Exchange and the Toronto Stock Exchange Stock Symbol: AEM TRANSFER AGENT Computershare Trust Company of Canada 1-800-564-6253 INVESTOR RELATIONS David Smith Vice-President, Investor Relations (416) 947-1212 ANNUAL MEETING OF SHAREHOLDERS Le Royal Meridien King Edward Hotel 37 King Street East Toronto, Ontario, Canada April 27, 2007 10:30 am The cover and .rst 24 pages of this book were printed on FSC certi.ed Mohawk Options 100% recycled paper. Pages 25 through 124 were printed on High Value text.

agnico-eagle.com Celebrating our golden anniversary Agnico Mines was founded in 1957. The same year that Sputnik was launched, the Frisbee made its debut, and John Lennon .rst met Paul McCartney. In 1972, Agnico Mines merged with gold exploration company Eagle Gold Mines Limited to form Agnico-Eagle Mines. In 2007, Agnico-Eagle is an international growth company focused on gold. We mine one of Canada’s largest gold deposits, and we have promising projects moving forward in Canada, Mexico, and Finland. We owe our success to the hard work and vision of five decades’ worth of Agnico-Eagle employees and investors. We know how much we owe them, and look forward to building on their legacy over the next 50 years. 145 King Street East, Suite 500, Toronto, Canada M5C 2Y7 Tel. 416.947.1212 Fax. 416.367.4681

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TABLE OF CONTENTS
PRELIMINARY NOTE
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
Agnico-Eagle Organizational Chart
Gold PM Fix ($/Oz.) (Source: Bloomberg)
Silver PM Fix ($/Oz.) (Source: Bloomberg)
Consolidated Financial Data (thousands of United States dollars, except where noted)
Consolidated Financial Data (thousands of United States dollars, except where noted)
Financial Data (thousands of United States dollars, except where noted)
Summary Compensation Table — Agnico-Eagle Mines Limited
Option grants of Agnico-Eagle during 2006
Aggregate option exercises during 2006 and year end option values
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Management Certification
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except per share amounts, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except per share amounts, unless otherwise indicated) December 31, 2006
SIGNATURES